UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[Mark One]

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 001-38258

MERCHANTS BANCORP
(Exact name of Registrant as specified in its charter)

INDIANA	20-5747400
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
410 Monon Blvd. Carmel, Indiana	46032
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(317) 569-7420**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, without par value	MBIN	NASDAQ
Depositary Shares, each representing a 1/40th interest in a share of Series B Preferred Stock, without par value	MBINO	NASDAQ
Depositary Shares, each representing a 1/40th interest in a share of Series C Preferred Stock, without par value	MBINN	NASDAQ
Depositary Shares, each representing a 1/40th interest in a share of Series D Preferred Stock, without par value	MBINM	NASDAQ
Depositary Shares, each representing a 1/40th interest in a share of Series E Preferred Stock, without par value	MBINL	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," or "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Smaller reporting company ☐
Accelerated filer ☐	Emerging growth company ☐
Non-accelerated filer ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

At June 30, 2024, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (assuming solely for the purposes of this calculation that all Directors and executive officers of the registrant are "affiliates") was $1.2 billion.

As of February 24, 2025, the Registrant had 45,850,904 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement, for its 2025 annual meeting of shareholders to be held May 15, 2025, to be filed within 120 days after December 31, 2024, are incorporated by reference into Part III of this Form 10-K.

MERCHANTS BANCORP
Annual Report on Form 10-K
For Year Ended December 31, 2024
Table of Contents

Glossary of Defined Terms

As used in this report, references to "Merchants" "the Company," "we," "our," "us," and similar terms refer to the consolidated entity consisting of Merchants Bancorp and its wholly owned subsidiaries. Merchants Bancorp refers solely to the parent holding company, and Merchants Bank refers to Merchants Bancorp's bank subsidiary, Merchants Bank of Indiana.

The acronyms and abbreviations identified below are used throughout this report, including the Notes to Consolidated Financial Statements.

ACL: allowance for credit losses

ACL-Guarantees: allowance for credit losses on guarantees

ACL-Loans: allowance for credit losses on loans

ACL-OBCE: allowance for credit losses on off-balance sheet credit exposures

AFX: American Financial Exchange

ALCO: Asset-Liability Committee

AI: Artificial Intelligence

AOCI: accumulated other comprehensive income

AOCL: accumulated other comprehensive loss

ARM: adjustable-rate mortgage

ASC: Accounting Standards Codification

ASU: Accounting Standards Update

Bank: Merchants Bank

BHC: bank holding company

BHC Act: Bank Holding Company Act of 1956

BSA: Bank Secrecy Act

CBLR: community bank leverage ratio

CCO: Chief Credit Officer

CDS: Credit Default Swap

CFPB: Consumer Financial Protection Bureau

CECL: FASB Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments adopted by the Corporation on January 1, 2022.

CISSP: Certified Information Systems Security Professional

CMT: constant maturity rate

CODM: chief operating decision maker

Corporation: Merchants Bancorp

CRA: Community Reinvestment Act

DIF: Deposit Insurance Fund

Dodd-Frank Act: Dodd-Frank Wall Street Reform and Consumer Protection Act

DRR: Designated Reserve Ratio

ESG: Environment, Social, and Governance

ESOP: Employee Stock Ownership Plan

Farmer Mac: Federal Agricultural Mortgage Corporation

Fannie Mae: Federal National Mortgage Association

FASB: Financial Accounting Standards Board

FCB: Federal Farm Credit Bank

FDIC: Federal Deposit Insurance Corporation

FDICIA: Federal Deposit Insurance Corporation Improvement Act of 1991

Federal Reserve: Board of Governors of the Federal Reserve System

FHA: Federal Housing Authority

FHLB: Federal Home Loan Bank

FHLBI: Federal Home Loan Bank of Indianapolis

FHLBC: Federal Home Loan Bank of Chicago

FinCEN: Financial Crimes Enforcement Network

FMBI: Farmers-Merchants Bank of Illinois, a wholly owned subsidiary of Merchants Bancorp until all branches were sold and the charter collapsed into Merchants Bank in January 2024

Freddie Mac: Federal Home Loan Mortgage Corporation

GAAP: United States generally accepted accounting principles

GIAC: Global Information Assurance Certifications

Ginnie Mae: Government National Mortgage Association

GSE: government sponsored entities, including Fannie Mae and Freddie Mac

GSE Patch: a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under federal conservatorship or receivership

HELOC: home equity line of credit

IDFI: Indiana Department of Financial Institutions

IDFPR: Illinois Department of Financial and Professional Regulation

ISC2: International Information System Security Certification Consortium

ISP: Information Security Program

IT: information technology

LIBOR: London Interbank Offered Rate

LIHTC: low-income housing tax credits

LLC: limited liability companies

MAM: Merchants Asset Management, LLC, a wholly owned subsidiary of Merchants Bancorp

MCC: Merchants Capital Corporation, a wholly owned subsidiary of Merchants Bank

MCI: Merchants Capital Investments, LLC, a wholly owned subsidiary of Merchants Bank

MCS: Merchants Capital Servicing, LLC, a wholly owned subsidiary of Merchants Bank

N/A: not applicable

N/M: not meaningful

NASDAQ: NASDAQ Capital Market

OCC: Office of the Comptroller of the Currency

OREO: other real estate owned

Patriot Act: Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001

PCAOB: Public Company Accounting Oversight Board

REMIC: real estate mortgage investment conduit

ROU: right of use

SBA: Small Business Administration

SEC: Securities and Exchange Commission

SOFR: Secured Overnight Financing Rate

TDR: troubled debt restructuring. On January 1, 2023, the Company adopted FASB Accounting Standards Update ("ASU") No. 2022-02, Financial Instruments – Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures, which eliminates the recognition and measurement of troubled debt restructurings. The Company adopted the prospective approach for this new guidance.

Treasury: US Department of the Treasury

USDA: United States Department of Agriculture

VA: Veterans Affairs

VIE: variable interest entity

Information included in or incorporated by reference in this Annual Report on Form 10-K, our other filings with the Securities and Exchange Commission and our press releases or other public statements, contain or may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Please refer to a discussion of our forward-looking statements and associated risks in Item 1, "Business – Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" and our discussion of risk factors in Item 1A, "Risk Factors" in this Annual Report on Form 10-K.


PART I


Item 1. Business.

Company Overview

Merchants Bancorp (the "Company," "Merchants," "we," "our," or "us"), an Indiana corporation formed in 2006, is a diversified bank holding company headquartered in Carmel, Indiana and registered under the Bank Holding Company Act of 1956, as amended. We currently operate in multiple business segments, including Multi-family Mortgage Banking that offers multi-family housing and healthcare facility financing and servicing (through this segment we also serve as a syndicator of low-income housing tax credit and debt funds); Mortgage Warehousing that offers mortgage warehouse financing, commercial loans, and deposit services; and Banking that offers portfolio lending for multi-family and healthcare facility loans, retail and correspondent residential mortgage banking, agricultural lending, SBA lending, and traditional community banking. As of December 31, 2024, we had $18.8 billion in assets, $11.9 billion of deposits and $2.2 billion of shareholders' equity.

We were founded in 1990 as a mortgage banking company, providing financing for multi-family housing and senior living properties. The shared vision of our founders, Michael Petrie and Randall Rogers, was to create a diversified financial services company, which efficiently operates both nationally through mortgage banking and related services, and locally through a community bank. We have primarily grown organically and strategically built our business model in a way that we believe offers insulation from cyclical economic and credit swings and provides synergies across our lines of business.

Merchants Bank of Indiana ("Merchants Bank"), one of our wholly owned banking subsidiaries, operates under an Indiana charter and provides national and traditional community banking services, as well as portfolio lending for multi-family and healthcare facility loans, retail and correspondent residential mortgage banking, warehouse lending, SBA lending, and agricultural lending. Merchants Bank has seven depository branches located in Carmel, Indianapolis, Lynn, Spartanburg, and Richmond, Indiana.

Our business consists primarily of funding fixed rate, low risk loans meeting underwriting standards of government programs, under an originate to sell model, while retaining adjustable-rate loans as held for investment to reduce interest rate risk. The gain on sale of loans and servicing fees generated from the multi-family rental real estate, residential, and SBA loans, as well as fees and fair market value adjustments to servicing related assets, contribute to noninterest income. Loans are funded primarily from mortgage custodial, municipal, retail, commercial, short-term borrowings, as well as brokered deposits. We believe that the combination of net interest income based on short duration assets and liabilities and noninterest income from the sale of low risk profile assets results in lower than industry charge-offs and a lower expense base, which serves to maximize net income and higher than industry shareholder return.

Our Business Segments

We have several lines of business and provide various banking and financial services through our subsidiaries. Our business segments are defined as Multi-family Mortgage Banking, Mortgage Warehousing, and Banking.

Multi-family Mortgage Banking

MCC and MCS, subsidiaries of Merchants Bank, are primarily engaged in mortgage banking, specializing in originating and servicing loans for affordable multi-family rental housing and healthcare facility financing. Our mortgage servicing portfolio consists primarily of Merchants Bank balance sheet loans, referred to as bridge financing, FHA loans, and affordable Fannie Mae and Freddie Mac loans. Our origination platform and servicing portfolio are significant sources of our noninterest income and deposits. Other originations are referred to the Banking segment, including bridge financing products to refinance, acquire, or reposition multi-family housing projects, as well as construction lending for market rate and affordable housing developments, and financing of need-based healthcare facilities. The originations referred to the Banking segment can represent a significant portion of the Multi-family Mortgage Banking total origination volume.

Consistently one of the top ranked agency lenders in the nation, our licenses with FHA and affordable Fannie Mae and Freddie Mac, coupled with our bank financing products, and tax credit syndication platform, provide sponsors custom beginning-to-end financing solutions that adapt to an ever-changing market. We are also an approved USDA Rural Housing 538 lender. This cost-effective, reliable funding source is a powerful tool in expanding the availability of affordable housing in rural markets that often have the greatest need. We also offer customized loan products for need-based skilled nursing facilities, including independent living, assisted living, and memory care. A variety of loan products are available to accommodate acquisition, rehabilitation, and refinancing of healthcare properties throughout the country. These loans are underwritten with the intent to convert to FHA permanent loans within three years.

In addition to the loans originated directly through our Multi-family Mortgage Banking segment, we also fund loans brought to us by non-affiliated entities and service or sub-service loans for a fee.

MCC is also a fully integrated tax credit equity syndicator. Our syndication platform, paired with our comprehensive suite of debt offerings, allows us to deliver financing on all aspects of affordable housing transactions. The tax credit equity team specializes in tax-advantaged affordable housing projects with Section 42 LIHTC, Historic Rehabilitation Tax Credits, and State tax credits. The investors in MCC's syndicated funds are institutional investors comprised of banks, insurance companies, and large publicly traded corporations. All funds are underwritten and serviced in-house.

Additionally, through MAM, we serve as a registered investment advisor that deploys third party investor capital into high quality assets originated by MCC. These debt investment vehicles ultimately support the mission of MCC by creating additional lending capacity and competitive loan terms for clients. We also optimize our capital position and manage our balance sheet through credit risk transfer vehicles and securitizations.

Through the Multi-family Mortgage Banking segment, many of our fixed rate originated loans are sold to government agencies as mortgage-backed securities within approximately 30 days. As these loans are sold, servicing rights are traditionally retained. We believe that MCC is one of the largest government agency servicers in the country based on aggregate loan principal balance. Our capital markets team also has expertise in facilitating larger scale securitization initiatives, both privately and with government agencies, to successfully manage our capital efficiency, maximize liquidity, and minimize credit risk on our balance sheet.

One of the segment's primary sources of funding is the national secondary mortgage market of federally chartered agencies and the federal government. Another primary source of funding is our Banking segment. Investors in the secondary market are primarily large financial institutions, brokerage companies, insurance companies and real estate investment trusts. These programs facilitate secondary market activities in order to provide funding for the multi-family mortgage market.

Mortgage Warehousing

We started the warehouse lending business in 2009 because of dislocation in the market. Merchants Bank currently has warehouse repurchase agreements, loan participations, operating lines of credit collateralized by mortgage servicing rights, and custodial deposits with some of the largest non-depository financial institutions and mortgage bankers in the industry.

Our Mortgage Warehousing segment provides asset-based financing in the form of warehouse facilities to eligible non-depository financial institutions and mortgage bankers, which enables them to fund and inventory residential and multi-family mortgage loans until they are sold and purchased in the secondary market by an approved investor. The warehouse financing facilities are secured by residential and multi-family mortgage loans underwritten to standards approved by Merchants Bank that are generally comparable to those established by Fannie Mae, Freddie Mac, FHA and VA.

Mortgage Warehousing funded $33.2 billion of loan principal in 2022, $33.0 billion in 2023 and $45.6 billion in 2024. The primary source of liquidity is provided by custodial and corporate deposits of its customers.

Banking

The Banking segment includes retail banking, commercial lending, agricultural lending, retail and correspondent residential mortgage banking, and SBA lending. Retail banking operates primarily in central Indiana and Richmond but has grown its national footprint through online banking. Our correspondent mortgage banking business, like Multi-family Mortgage Banking and Mortgage Warehousing, is a national business. Our SBA lending is currently a regional business with offices in four states. The Banking segment has a well-diversified customer and borrower base and has experienced significant growth over the past three years.

Commercial Lending and Retail Banking

Merchants Bank holds loans in its portfolio comprised of multi-family and healthcare bridge loans and multi-family construction loans referred to it by MCC, owner occupied commercial real estate loans, commercial and industrial loans, agricultural loans, residential mortgage loans and consumer loans. Merchants Bank receives deposits from customers located primarily in Hamilton, Marion, Randolph and surrounding counties in Indiana and from the escrows generated by the servicing activities of MCC and MCS. Until its branches were sold in January 2024, FMBI received deposits from and made loans to customers located through multiple branches in Illinois.

Agricultural Lending

Merchants Bank's Lynn and Richmond, Indiana offices primarily offer agricultural loans within its designated CRA assessment area of Randolph and Wayne counties in Eastern Indiana and nearby Darke County, Ohio. The Company expanded its agricultural business in 2024 with the addition of an office in Carmel, Indiana. Merchants Bank offers operating lines of credit for crop and livestock production, intermediate term financing to purchase agricultural equipment and breeding livestock and long-term financing to purchase agricultural real estate. Merchants Bank is approved to sell agricultural loans in the secondary market through the Farmer Mac and uses this relationship to manage interest rate risk within the agricultural loan portfolio. Merchants Bank is also a Certified Lender with the Farm Service Agency to offset credit risk inherent in the agriculture loan portfolio.

Single-Family Mortgage Lending, Correspondent Lending and Servicing

Merchants Mortgage is the branded division of Merchants Bank that is a single-family mortgage origination and servicing platform. Merchants Mortgage is both a retail and correspondent mortgage lender. Merchants Mortgage is an approved originator of FHA, VA, and USDA loans and an approved seller servicer by Ginnie Mae, Fannie Mae and Freddie Mac, as well as a Fitch rated servicer. Merchants Mortgage offers agency eligible, jumbo fixed and hybrid adjustable-rate mortgages for purchase or refinancing of single-family residences. Other products include construction, bridge and lot financing, and first-lien HELOC. Loans held for sale generate revenues from fees charged to borrowers, interest income during the warehouse period, gain on sale of loans to investors, and servicing fee income. There are multiple investor outlets, including direct sale capability to Fannie Mae, Freddie Mac, FHLBI, and other third-party investors to allow Merchants Mortgage a best execution at sale. Merchants Mortgage also originates loans held for investment and earns interest income over the life of the loan.

SBA Lending

Merchants Bank participates in the SBA's 7(a), 504 and Express programs to meet the needs of our small business communities and help diversify our retail revenue stream. In January 2018, Merchants Bank was awarded Preferred Lender Program status, the SBA's highest level of approval that a lender can hold. This designation provides us delegated loan approval, closing and servicing authority that enables loan decisions to be made more rapidly. In December 2019, the Company added a new team of SBA originators, located in Illinois and Indiana, which later expanded into Ohio and Texas, to help broaden our reach to small business owners in and around these states.

Strategy for Complementary Segments

Our segments diversify the net income of Merchants Bank and provide synergies across the segments. Strategic opportunities come from MCC and MCS, where loans are funded by the Banking segment and the Banking segment provides Ginnie Mae custodial services to MCC and MCS. LIHTC syndication and debt fund offerings complement the lending activities of new and existing multi-family mortgage customers. The securities available for sale and held to maturity funded by MCC custodial deposits or purchases of securitized loans originated by MCC are pledged to FHLB to provide advance capacity during periods of high residential loan volume for Mortgage Warehousing. Mortgage Warehousing provides leads to Correspondent Lending in the Banking segment. Retail and commercial customers provide cross selling opportunities within the Banking segment. Merchants Mortgage is a risk mitigant to Mortgage Warehousing because it provides us with a ready platform to sell the underlying collateral to secure repayment. These and other synergies form a part of our strategic plan.

See *Item 7: "Management's Discussion and Analysis of Financial Condition and Results of Operations - Operating Segment Analysis for the years ended December 31, 2024 and 2023"* and *Note 23: Segment Information* for further information about our segments.

Competition

We compete in several areas, including commercial and retail banking, SBA, residential mortgages, warehouse lending, and multi-family FHA, Fannie Mae, and Freddie Mac affordable loan originations in the multi-family and healthcare sectors. These industries are highly competitive, and the Company faces strong direct competition for deposits, loans, and loan originations and other financial-related services. We compete with other non-depository financial institutions and community banks, thrifts and credit unions. Although some of these competitors are situated locally, others have statewide or regional presence. In addition, we compete with large banks and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, business leasing and finance companies, insurance companies, multi-family loan origination businesses, securities firms, mutual funds and certain government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. Additionally, we face growing competition from online businesses with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms, as well as automated retirement and investment service providers. We believe that the range and quality of products that we offer, the knowledge of our personnel and our emphasis on building long-lasting relationships, along with our diversified business model, sets us apart from our competitors.

Human Capital

As of December 31, 2024, we had approximately 663 employees located in multiple states, including 388 employees in Central Indiana. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement.

We regularly solicit feedback from our employees to gain a better understanding of why they may enjoy working at Merchants and what areas of improvement there may be. Feedback from such surveys is reviewed by senior management, including our Chief Executive Officer and the leader of each of our business units, and is generally used to develop ways in which our employees' experiences can be improved and/or work can become more efficient. We believe that our relations with employees are positive. For example, we were named to the list of "Best Places to Work in Indiana" by the Indiana Chamber of Commerce every year from 2016 to 2023 and were named as a "Top Workplace" by *The Indianapolis Star* in 2023 and 2024 and in 2024 our turnover rate was only 9%. Additionally, in order to reward employees for their contributions towards our success and to help ensure that our employees are more aligned with our shareholders, in 2020 we established an ESOP. Under the ESOP, from time to time we may make a contribution of newly issued shares of our common stock or cash to purchase shares of our common stock, which is then allocated to eligible employees. The ESOP contribution is completely funded by the Company and is in addition to all other wages, incentives, and benefits, and requires nothing from our employees other than their ongoing hard work and dedication. We make a discretionary contribution equal to 3% of an employee's eligible compensation under our 401(k) plan each pay period regardless of whether such employee also contributed. Our contribution is in the form of cash and is invested according to the employee's current investment allocation.

Additionally, while the health and safety of our employees is always the highest priority, we continuously evaluate our efforts, and we make changes or accommodations to help ensure employees remain healthy, safe, and productive.

ESG Activities

As a mission-driven company committed to incorporating ESG into its business framework, we manage with a strong focus on sustainable, long-term growth and value creation. We believe our ESG approach underscores this commitment and provides tangible benefits for our customers, employees, and shareholders.

As one of the largest government-sponsored entity multi-family lenders in the country, a significant portion of our business has been centered on supporting the financing needs of affordable housing projects as well as need-based skilled nursing for seniors and related healthcare facilities.

To further demonstrate our ESG commitment to sustainable cities and communities, Merchants Bank has acquired private equity interests in affordable housing projects that generate low-income housing tax credits through its tax credit equity funds. The affordable housing projects target low-income individuals. MCC has a commitment to environmental and social risk mitigation, disclosures around project selection and evaluation, management of proceeds, and reporting on allocation and impact metrics. The Company received a second-party opinion from Sustainalytics stating that our ESG focused Tax Credit Equity Fund framework is credible, impactful and will deliver overall positive social impacts.

A foundation of our culture is our approach to employee engagement. We embrace inclusion and opportunity ("IO") initiatives, which we believe fosters creativity, innovation and thought leadership through the infusion of new ideas and perspectives. Our commitment to IO also led to the creation of an employee level committee focused on IO and our hiring of an individual who leads our IO efforts, including such committee. Some activities that have been launched include regular educational events for all employees and an open forum for IO topics of discussion. We are committed to providing opportunities to all of our employees, such as career advancement, and equipping our employees, including through education and training, to seize upon those opportunities. We also have highly engaged leadership in our Board that is made up of diverse members and demonstrates our dedication to this area of focus in our company.

Corporate Information

Our principal executive offices are located at 410 Monon Blvd., Carmel, Indiana 46032, and our telephone number at that address is (317) 569-7420. Through our website at www.merchantsbancorp.com under "Investors," we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Those filings can also be obtained on the SEC's website at www.sec.gov. Additionally, from time to time we may post other press releases, news, investor presentations and stories regarding our business on the News and Presentation sections of our website's Investor page. The information contained on our website is not a part of, or incorporated by reference into, this report.


SUPERVISION AND REGULATION


General

Insured banks, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the IDFI, Federal Reserve, FDIC, and CFPB. Furthermore, tax laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the FASB, anti-money laundering laws enforced by the Treasury and mortgage related rules, including with respect to loan securitization and servicing by HUD and agencies such as Ginnie Mae, Fannie Mae, and Freddie Mac, have an impact on our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our operations and results, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of financial institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than their shareholders. These federal and state laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends. The Company has been subject to continuous monitoring since it exceeded $10 billion in total assets.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can impact the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, interest rate sensitivity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to us. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision.

Merchants Bancorp

Bank Holding Company Act of 1956, as amended

We, as the sole shareholder of Merchants Bank, are a BHC within the meaning of the BHC Act, as amended. As a BHC, we are subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of Federal Reserve. The BHC Act requires a BHC to file an annual report of its operations and such additional information as the Federal Reserve may require.

Acquisition of Banks

Generally, the BHC Act governs the acquisition and control of banks and nonbanking companies by BHCs.

A BHC's acquisition of 5% or more of the voting shares of any other bank or BHC generally requires the prior approval of the Federal Reserve and is subject to applicable federal and state law. The Federal Reserve evaluates acquisition applications based on, among other things, competitive factors, supervisory factors, adequacy of financial and managerial resources, and banking and community needs considerations.

The BHC Act also prohibits, with certain exceptions, a BHC from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any "nonbanking" company unless the Federal Reserve finds the nonbanking activities be "so closely related to banking . . . as to be a proper incident thereto" or another exception applies. The BHC Act does not place territorial restrictions on the activities of a BHC or its nonbank subsidiaries.

The BHC Act and Change in Bank Control Act, together with related regulations, prohibit acquisition of "control" of a bank or BHC without prior notice to certain federal bank regulators. The BHC Act defines "control," in certain cases, as the acquisition of as little as 10% of the outstanding shares of any class of voting stock. Furthermore, under certain circumstances, a BHC may not be able to purchase its own shares where the gross consideration will equal 10% or more of the Company's net worth, without obtaining approval of the Federal Reserve.

The Federal Reserve Act subjects banks and their affiliates to certain requirements and restrictions when dealing with each other (affiliate transactions include transactions between a bank and its BHC).

Permitted Activities

Under the BHC Act, a BHC and its nonbank subsidiaries are generally permitted to engage in, or acquire direct or indirect control of the voting shares of companies engaged in, a wider range of nonbanking activities that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking, including:

- factoring accounts receivable;

- making, acquiring, brokering or servicing loans and usual related activities in connection with the foregoing;

- leasing personal or real property under certain conditions;

- operating a non-bank depository institution, such as a savings association;

- engaging in trust company functions in a manner authorized by state law;

- financial and investment advisory activities;

- discount securities brokerage activities;

- underwriting and dealing in government obligations and money market instruments;

- providing specified management consulting and counseling activities;

- performing selected data processing services and support services;

- acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

- performing selected insurance underwriting activities.

The Federal Reserve may order a BHC or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the BHC's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries. A qualifying BHC that elects to be treated as a financial holding company may also engage in, or acquire direct or indirect control of the voting shares of companies engaged in activities that are financial in nature or incidental to such financial activity or are complementary to a financial activity and do not pose a substantial risk to the safety and soundness of the institution or the financial system generally. We have not elected, and presently do not intend to elect, to be treated as a financial holding company.

Support of Subsidiary Institutions

The Federal Reserve has issued regulations under the BHC Act requiring a BHC to serve as a source of financial and managerial strength to its subsidiary banks. Pursuant to such regulations a BHC should stand ready to use its resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity.

Repurchase or Redemption of Shares

A BHC is generally required to give the Federal Reserve prior written notice of any purchase or redemption of its own then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. Additionally, under the Federal Reserve's Regulation Q, a BHC is required to obtain the Federal Reserve's approval prior to the repurchase or redemption of any shares of its preferred stock. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. The Federal Reserve has adopted an exception to this approval requirement for repurchase or redemptions of common stock for well-capitalized BHCs that meet certain conditions.

If the Company elects to repurchase or redeem its equity securities, it will generally incur a 1% excise tax on the fair market value of any stock of the corporation that is repurchased, as required in the Inflation Reduction Act of 2022. However, the Company may not be subject to such excise tax to the extent it issues an equal to or greater than amount of stock (based on fair market value) in the same calendar year.

Merchants Bank

Merchants Bank is an Indiana chartered, non-Federal Reserve member bank subject to supervision and regulation by the FDIC and IDFI.

Bank Secrecy Act and USA Patriot Act

The BSA, enacted as the Currency and Foreign Transactions Reporting Act, requires financial institutions to maintain records of certain customers and currency transactions and to report certain domestic and foreign currency transactions, which may have a high degree of usefulness in criminal, tax, or regulatory investigations or proceedings. This law requires financial institutions to develop a BSA compliance program.

The Patriot Act is comprehensive anti-terrorism legislation. Title III of the Patriot Act requires financial institutions to help prevent and detect international money laundering and the financing of terrorism and prosecute those involved in such activities. The Treasury has adopted additional requirements to further implement Title III.

These regulations have established a mechanism for law enforcement officials to communicate names of suspected terrorists and money launderers to financial institutions, enabling financial institutions to promptly locate accounts and transactions involving those suspects. Financial institutions receiving names of suspects must search their account and transaction records for potential matches and report positive results to the Treasury's FinCEN. Each financial institution must designate a point of contact to receive information requests. These regulations outline how financial institutions can share information concerning suspected terrorist and money laundering activity with other financial institutions under the protection of a statutory safe harbor if each financial institution notifies FinCEN of its intent to share information. The Treasury has also adopted regulations to prevent money laundering and terrorist financing through correspondent accounts that U.S. financial institutions maintain on behalf of foreign banks. These regulations also require financial institutions to take reasonable steps to ensure that they are not providing banking services directly or indirectly to foreign shell banks. In addition, banks must have procedures to verify the identity of their customers.

Merchants Bank established an anti-money laundering program pursuant to the BSA and a customer identification program pursuant to the Patriot Act. Merchants Bank also maintains records of cash purchases of negotiable instruments, file reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and report suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the BSA. Merchants Bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

FDIC Improvement Act of 1991

The FDICIA amended the Federal Deposit Insurance Act to require, among other things, federal bank regulatory authorities to take "prompt corrective action" with respect to banks which do not meet minimum capital requirements. FDICIA established five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The FDIC has adopted regulations to implement the prompt corrective action provisions of FDICIA.

"Undercapitalized" banks are subject to growth limitations and are required to submit a capital restoration plan. The bank's BHC is required to guarantee that the bank will comply with the plan and provide appropriate assurances of performance. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. "Significantly undercapitalized" banks are subject to one or more restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks, and restrictions on compensation of executive officers. "Critically undercapitalized" institutions may not, beginning 60 days after becoming "critically undercapitalized," make any payment of principal or interest on certain subordinated debt or extend credit for a highly leveraged transaction or enter into any transaction outside the ordinary course of business. In addition, "critically undercapitalized" institutions are subject to appointment of a receiver or conservator. Any bank that is not "well capitalized" is subject to limitations, and a prohibition in the case of any bank that is "undercapitalized," on the acceptance, renewal, or roll over of any brokered deposit.

Currently, a "well capitalized" institution is one that has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 8%, a Tier 1 leverage ratio of at least 5%, a common equity Tier 1 risk-based capital ratio of at least 6.5%, and is not subject to regulatory direction to maintain a specific level for any capital measure.

Currently, a "well capitalized with Basel III capital conservation buffer" institution is one that has a total risk-based capital ratio of at least 10.5%, a Tier 1 risk-based capital ratio of at least 8.5%, a Tier 1 leverage ratio of at least 5%, a common equity Tier 1 risk-based capital ratio of at least 7%, and is not subject to regulatory direction to maintain a specific level for any capital measure.

At December 31, 2024, Merchants Bank was well capitalized, and also well capitalized with the Basel III capital conservation buffer, as defined by applicable regulations.

Capital Requirements and Basel III

Apart from the capital levels for insured depository institutions that were established by FDICIA for the prompt corrective action regime discussed above, the federal regulators have issued rules that impose minimum capital requirements on both insured depository institutions and their holding companies. Although the rules contain certain standards applicable only to large, internationally active banks, many of them apply to all banking organizations, including Merchants Bank. The institutions and companies subject to the rules are referred to collectively herein as "covered" banking organizations. By virtue of a provision in the Dodd-Frank Act known as the Collins Amendment, the requirements must be the same at both the institution level and the holding company level. The minimum capital rules have undergone several revisions over the years. The current requirements, which began to take effect in 2015, are based on the international Basel III capital framework. These requirements apply to all covered banking organizations (including us) with some requirements phasing in over time.

However, on November 21, 2017, the Federal Reserve, OCC, and FDIC finalized a joint proposal and adopted a final rule (the "Transitions Rule") pursuant to which the current regulatory capital treatment then in place for servicing rights, certain temporary difference deferred tax assets, and significant investments in the capital of unconsolidated financial institutions was indefinitely extended in anticipation of a subsequent notice of proposed rulemaking by such regulators to simplify the regulatory capital treatment of such items (the "Simplification Rule"). The extension of the capital rules with respect to servicing rights was the only portion of the Transitions Rule that was material to the Company.

On July 9, 2019, the federal regulators finalized and adopted the final Simplification Rule. Under the prior rules, including the Transitions Rule, servicing rights, net of related deferred tax liabilities, that are in excess of 10% of common equity or when combined with certain other deduction items are in excess of 15% of common equity are deducted from Common Equity Tier 1 capital. Under the Simplification Rule, on January 1, 2020, this threshold was raised to 25% of common equity. However, the non-deducted portion of servicing rights must be risk weighted at 250%.

As of December 31, 2024, the most recent notifications from the Federal Reserve categorized the Company as well capitalized and most recent notifications from the FDIC categorized Merchants Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or Merchants Bank's category.

Deposit Insurance Fund and Financing Corporation Assessments

The DIF of the FDIC insures the deposits of Merchants Bank up to $250,000 per depositor, qualifying joint accounts, and certain other accounts. The FDIC maintains the DIF by assessing depository institutions an insurance premium. The FDIC's risk-based assessment system requires insured institutions to pay deposit insurance premiums based on the risk that each institution poses to the DIF. The rate is applied to the institution's total average consolidated assets during the assessment period less average tangible equity (i.e., Tier 1 capital).

In 2022, the FDIC adopted a final rule, applicable to all insured depository institutions, to increase initial base deposit insurance assessment rate schedules uniformly by two basis points, beginning in the first quarterly assessment period of 2023. The FDIC also concurrently maintained the DRR for the DIF at 2% for 2023. The increase in assessment rate schedules is intended to increase the likelihood that the reserve ratio of the DIF reaches the statutory minimum of 1.35% by the statutory deadline of September 30, 2028. The new assessment rate schedules will remain in effect unless and until the reserve ratio meets or exceeds 2% in order to support growth in the DIF in progressing toward the FDIC's long-term goal of a 2% DRR. Progressively lower assessment rate schedules will take effect when the reserve ratio reaches 2%, and again when it reaches 2.5%.

Beginning in 2023, large banks (generally, those with $10 billion or more in assets) are assigned an individual rate based on a scorecard. The scorecard combines the following measures to produce a score that is converted to an assessment rate:

- CAMELS component ratings that evaluate five critical elements of a credit union's operations: (C)apital adequacy, (A)sset quality, (M)anagement, (E)arnings, and (L)iquidity and asset-liability management,

- financial measures used to measure a bank's ability to withstand asset-related and funding-related stress, and

- a measure of loss severity that estimates the relative magnitude of potential losses to the FDIC in the event of the bank's failure.

Because the Company is classified as a large bank under the new assessment structure, deposit insurance premiums are expected to be higher than in previous years.

In December 2023, the FDIC also imposed a special assessment on banks with assets over $5 billion to replenish the DIF, which was depleted with the collapses of several banks in March 2023. Banks will be assessed a quarterly rate of 3.36 basis points for a projected total of eight quarters on uninsured deposits over $5 billion, subject to various adjustments. Merchants Bank has not been subject to this special assessment, as it has less than $5 billion in uninsured deposits.

Dividends

We are a legal entity separate and distinct from Merchants Bank. There are various legal limitations on the extent to which Merchants Bank can supply funds to us. Our principal source of funds consists of dividends from Merchants Bank. State and federal law restrict the amount of dividends that banks may pay to its shareholders or BHC. The specific limits depend on a number of factors, including the bank's type of charter, recent earnings, recent dividends, level of capital and liquidity, and regulatory status. The regulators are authorized, and under certain circumstances are required, to prohibit the payment of dividends or other distributions if the regulators determine that making such payments would be an unsafe or unsound practice. For example, a bank is generally prohibited from making any capital distribution (including payment of a dividend) to its BHC if the distribution would cause the bank to become undercapitalized.

In addition, under Indiana law, Merchants Bank must obtain the approval of the IDFI prior to the payment of any dividend if the total of all dividends declared by Merchants Bank during the calendar year, including any proposed dividend, would exceed the sum of its net income for the year to date combined with its retained net income for the previous two years.

Capital regulations also limit a depository institution's ability to make capital distributions if it does not hold capital conservation buffer of 2.5% above the required minimum risk-based capital ratios. Regulators also review and limit proposed dividend payments as part of the supervisory process and review of an institution's capital planning. In addition to dividend limitations, Merchants Bank is subject to certain restrictions on extensions of credit to us, on investments in our shares or other securities and in taking such shares or securities as collateral for loans.

Community Reinvestment Act

The CRA requires that the federal banking regulators evaluate the record of a financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. Regulators also consider these factors in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could result in the imposition of additional requirements and limitations on Merchants Bank. The Company is currently operating under an approved CRA strategic plan through 2025.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act represented a sweeping reform of the U.S. supervisory and regulatory framework applicable to financial institutions and capital markets in the wake of the global financial crisis, certain aspects of which are described below in more detail. In particular, and among other things, the Dodd-Frank Act: (i) created a Financial Stability Oversight Council as part of a regulatory structure for identifying emerging systemic risks and improving interagency cooperation; (ii) created the CFPB, which is authorized to regulate providers of consumer credit, savings, payment and other consumer financial products and services; (iii) narrowed the scope of federal preemption of state consumer laws enjoyed by national banks and federal savings associations and expanded the authority of state attorneys general to bring actions to enforce federal consumer protection legislation; (iv) imposed more stringent capital requirements on bank holding companies and subjected certain activities, including interstate mergers and acquisitions, to heightened capital conditions; (v) with respect to mortgage lending, (a) significantly expanded requirements applicable to loans secured by 1-4 family residential real property, (b) imposed strict rules on mortgage servicing, and (c) required the originator of a securitized loan, or the sponsor of a securitization, to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures are qualified residential mortgages or meet certain underwriting standards; (vi) repealed the prohibition on the payment of interest on business checking accounts; (vii) restricted the interchange fees payable on debit card transactions for issuers with $10 billion in assets or greater; (viii) in the so-called "Volcker Rule," subject to numerous exceptions, prohibited depository institutions and affiliates from certain investments in, and sponsorship of, hedge funds and private equity funds and from engaging in proprietary trading; (ix) provided for enhanced regulation of advisers to private funds and of the derivatives markets; (x) enhanced oversight of credit rating agencies; and (xi) prohibited banking agency requirements tied to credit ratings. These statutory changes shifted the regulatory framework for financial institutions, impacted the way in which they do business and have the potential to constrain revenues. Although the reforms primarily targeted systemically important financial service providers, their influence is expected to filter down in varying degrees to smaller institutions over time.

Privacy and Cybersecurity

Merchants Bank is subject to numerous U.S. federal and state laws and regulations governing requirements for maintaining policies and procedures to protect non-public confidential customer information. These laws require banks to periodically disclose their privacy policies and practices regarding the sharing of such information and allow customers to opt out of sharing information with unaffiliated third parties under specific circumstances. They also impact a bank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. Furthermore, banks are required to implement a comprehensive information security program, encompassing administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information.

To combat the ever-present cyber risks, the Company maintains a comprehensive ISP, which includes annual risk assessments, an Incident Response Plan, and a layered control environment meant to protect, detect, respond, and limit unauthorized or harmful actions across our IT environment. Standards over information security are Board-approved and various types of control testing is conducted throughout the year, by internal and external parties. Recommendations are implemented and reported to various committees. These security and privacy policies and procedures, for the protection of personal and confidential information, are in effect across all businesses and geographic locations.

Consumer Financial Services

The structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly on July 21, 2011, when the CFPB commenced operations to oversee and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including Merchants Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. The CFPB has examination and enforcement authority over insured depository institutions and their holding companies that have more than $10 billion in assets for at least four consecutive quarters. Merchants Bank had four consecutive quarters with assets of more than $10 billion during each of 2023 and 2024.

Because abuses in connection with residential mortgages were a significant factor contributing to the financial crisis, many new rules issued by the CFPB and required by the Dodd-Frank Act address mortgage and mortgage-related products, their underwriting, origination, servicing and sales. The Dodd-Frank Act significantly expanded underwriting requirements applicable to loans secured by 1-4 family residential real property and augmented federal law combating predatory lending practices. In addition to numerous disclosure requirements, the Dodd-Frank Act imposed new standards for mortgage loan originations on all lenders, including banks and savings associations, in an effort to strongly encourage lenders to verify a borrower's ability to repay, while also establishing a presumption of compliance for certain "qualified mortgages." In addition, the Dodd-Frank Act generally required lenders or securitizers to retain an economic interest in the credit risk relating to loans that the lender sells, and other asset-backed securities that the securitizer issues, if the loans do not comply with the ability-to-repay standards described below. The risk retention requirement generally is 5%, but could be increased or decreased by regulation. Merchants Bank does not currently expect the CFPB's rules to have a significant impact on its operations, except for higher compliance costs.

S.A.F.E. Act

Regulations issued under the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (the "S.A.F.E. Act") require residential mortgage loan originators who are employees of institutions regulated by the foregoing agencies, including national banks, to meet the registration requirements of the S.A.F.E. Act. The S.A.F.E. Act requires residential mortgage loan originators who are employees of regulated financial institutions to register with the Nationwide Mortgage Licensing System and Registry, a database created by the Conference of State Bank Supervisors and the American Association of Residential Mortgage Regulators to support the licensing of mortgage loan originators by the states. The S.A.F.E. Act generally prohibits employees of regulated financial institutions from originating residential mortgage loans unless they obtain and annually maintain registration as a registered mortgage loan originator.

Mortgage Origination

The CFPB's "ability to repay" rule, among other things, requires lenders to consider a consumer's ability to repay a mortgage loan before extending credit to the consumer, and limits prepayment penalties. The rule also establishes certain protections from liability for mortgage lenders with regard to the "qualified mortgages" they originate. This rule includes within the definition of a "qualified mortgage" a loan with a borrower debt-to-income ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under a GSE Patch, and loans eligible for insurance or guarantee by the FHA, VA or USDA. However, on December 10, 2020 the CFPB adopted a new final rule removing the 43% debt-to-income ratio and GSE Patch from the definition of a "qualified mortgage" and replacing it with an annual percentage rate limit, while still requiring the consideration of the debt-to-income ratio, which became effective for all loans applications after June 30, 2021. Additionally, a qualified mortgage may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest−only or negative amortization payments. The rule has not had a significant impact on our mortgage production operations since most of the loans Merchants Bank currently originates would constitute "qualified mortgages" under the rule, including under the revised definition that became effective on June 30, 2021.

Mortgage Servicing

Additionally, the CFPB has issued a series of final rules as part of an ongoing effort to address mortgage servicing reforms and create uniform standards for the mortgage servicing industry. The rules increase requirements for communications with borrowers, address requirements around the maintenance of customer account records, govern procedural requirements for responding to written borrower requests and complaints of errors, and provide guidance around servicing of delinquent loans, foreclosure proceedings and loss mitigation efforts, among other measures. Since becoming effective in 2014, these rules have increased the costs to service loans across the mortgage industry, including our mortgage servicing operations.

Several state agencies overseeing the mortgage industry have entered into settlements and enforcement consent orders with mortgage servicers regarding certain foreclosure practices. These settlements and orders generally require servicers, among other things, to: (i) modify their servicing and foreclosure practices, for example, by improving communications with borrowers and prohibiting dual-tracking, which occurs when servicers continue to pursue foreclosure during the loan modification process; (ii) establish a single point of contact for borrowers throughout the loan modification and foreclosure processes; and (iii) establish robust oversight and controls of third party vendors, including outside legal counsel, that provide default management or foreclosure services. Although we are not a party to any of these settlements or consent orders, we, like many mortgage servicers, have voluntarily adopted many of these servicing and foreclosure standards due to competitive pressures.

Consumer Laws

Merchants Bank must comply with a number of federal consumer protection laws, including, among others:

- the Gramm-Leach-Bliley Act, which requires a bank to maintain privacy with respect to certain consumer data in its possession and to periodically communicate with consumers on privacy matters;

- the Right to Financial Privacy Act, which imposed a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- the Fair Debt Collection Practices Act, which regulates the timing and content of debt collection communications;

- the Truth in Lending Act and Regulation Z thereunder, which requires certain disclosures to consumer borrowers regarding the terms of their loans;

- the Fair Credit Reporting Act, which regulates the use and reporting of information related to the credit history of consumers;

- the Equal Credit Opportunity Act and Regulation B thereunder, which prohibits discrimination on the basis of age, race and certain other characteristics, in the extension of credit;

- the Homeowners Equity Protection Act, which requires, among other things, the cancellation of mortgage insurance once certain equity levels are reached;

- the Home Mortgage Disclosure Act and Regulation C thereunder, which require mortgage lenders to report certain public loan data;

- the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;

- the Real Estate Settlement Procedures Act and Regulation X thereunder, which imposes conditions on the consummation and servicing of mortgage loans;

- the Truth in Savings Act and Regulation DD thereunder, which requires certain disclosures to depositors concerning the terms of their deposit accounts; and

- the Electronic Funds Transfer Act and Regulation E thereunder, which governs various forms of electronic banking. This statute and regulation often interact with Regulation CC of the Federal Reserve Board, which governs the settlement of checks and other payment system issues.

Future Legislation and Executive Orders

In addition to the specific legislation described above, the administration may sign executive orders or memoranda that could directly impact the regulation of the banking industry. The current administration is considering reforms to certain GSEs, including ending the federal government's conservatorship of Fannie Mae and Freddie Mac and is considering significant changes in the size and operation of the federal government, including reductions in certain agencies' staffing levels and budgets. The orders and legislation may change banking statutes and our operating environment in substantial and unpredictable ways by increasing or decreasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance among banks, savings associations, credit unions, and other financial institutions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain "forward-looking statements" within the meaning of and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "might," "should," "could," "predict," "potential," "believe," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "goal," "target," "outlook," "aim," "would," "annualized" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including the following:

- business and economic conditions, particularly those affecting the financial services industry and our primary market areas;

- our ability to successfully manage our credit risk and the sufficiency of our allowance for credit losses on loans;

- factors that can impact the performance of our loan portfolio, including real estate values and liquidity in our primary market areas, the financial health of our commercial borrowers and the success of construction projects that we finance, including any loans acquired in acquisition transactions;

- liquidity issues, including fluctuations in the fair value and liquidity of the securities we hold for sale and our ability to raise additional capital, if necessary;

- compliance with governmental and regulatory requirements, relating to banking, consumer protection, securities and tax matters;

- our ability to maintain licenses required in connection with residential and multi-family mortgage origination, sale and servicing operations;

- our ability to identify and address cybersecurity risks, fraud and systems errors;

- our ability to effectively execute our strategic plan and manage our growth;

- changes in our senior management team and our ability to attract, motivate and retain qualified personnel;

- governmental monetary and fiscal policies, and changes in market interest rates;

- effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

- the impact of any claims or legal actions to which we may be subject, including any effect on our reputation; and

- changes in federal tax law or policy.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this report. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Item 1A. Risk Factors

The risks described below, together with all other information included in this report should be carefully considered. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Risks Related to Our Business

Mortgage Banking and Community Banking Risks

Decreased residential and multi-family mortgage origination, volume and pricing decisions of competitors, and changes in interest rates, may adversely affect our profitability.

We currently operate a residential and multi-family mortgage origination, warehouse financing, and servicing business. Changes in interest rates and pricing decisions by our loan competitors may adversely affect demand for our mortgage loan products, the revenue realized on the sale or portfolio of loans, revenues received from servicing such loans and the valuation of our servicing rights.

Our mortgage banking profitability could significantly decline if we are not able to originate and resell a high volume of mortgage loans.

Mortgage production, especially refinancing activity, declines in rising interest rate environments. Interest rates had been historically low in recent years, but the market has seen interest rate increases throughout 2023 and then a drop in mid-2024 before increasing again at the end of 2024. Moreover, if interest rates increase further, there can be no assurance that our mortgage production will continue at current levels. Because we sell a substantial portion of the mortgage loans we originate and purchase, the profitability of our mortgage banking business also depends in large part on our ability to aggregate a high volume of loans and sell them at a gain in the secondary market. Thus, in addition to our dependence on the interest rate environment, we are dependent upon (i) the existence of an active secondary market and (ii) our ability to profitably sell loans or securities into that market. If our level of mortgage production declines, the profitability will depend upon our ability to reduce our costs commensurate with the reduction of revenue from our mortgage operations. The Company also maintains a servicing rights asset for which changes in valuation serve as a natural hedge against the impact that rates have on production volume.

In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by the agency, such as Fannie Mae, Freddie Mac, and Ginnie Mae, and other institutional and non-institutional investors. Any significant impairment of our eligibility with any of the agencies or significant change to the structure of or programs offered by those agencies could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity, which could result in a lower volume of corresponding loan originations. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans and our costs of meeting such criteria.

The ability for us and our warehouse financing customers to originate and sell residential mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by agencies and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Because the largest participants in the secondary market are agencies whose activities are governed by federal law, any future changes in laws that significantly affect the activity of these agencies could, in turn, adversely affect our operations. In September 2008, Fannie Mae and Freddie Mac were placed into conservatorship by the U.S. government. The federal government has for many years considered proposals to reform Fannie Mae and Freddie Mac, but the results of any such reform, and their impact on us, are difficult to predict. To date, no reform proposal has been enacted.

If we violate HUD requirements, our multi-family FHA origination and servicing business could be adversely affected.

We originate, sell and service loans under HUD programs, and make certifications regarding compliance with applicable requirements and guidelines. If we were to violate these requirements and guidelines, or other applicable laws, or if the FHA loans we originate show a high frequency of loan defaults, we could be subject to monetary penalties and indemnification claims and could be declared ineligible for FHA programs. Any inability to engage in our multi-family FHA origination and servicing business would lead to a decrease in our net income.

Real estate construction loans are based upon estimates of costs and values associated with the complete project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.

Real estate construction loans involve additional risks because funds are advanced upon security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it.

We face strong competition from financial services companies and other companies that offer banking, mortgage, leasing, and providers of multi-family agency financing and servicing, which could harm our business.

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. Our operations consist of offering banking and residential mortgage services, and we also offer multi-family agency financing to generate noninterest income. Many of our competitors offer the same, or a wider variety of, banking and related financial services within our market areas. These competitors include national banks, regional banks and community banks, as well as many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices or otherwise solicit deposits in our market areas. Additionally, we face growing competition from online businesses with few or no physical locations, including online banks, lenders and consumer and commercial lending platforms. Increased competition in our markets may result in reduced loans, deposits and commissions and brokers' fees, as well as reduced net interest margin and profitability. There has also been a rise in financial technology companies that develop new technology to compete with traditional financial methods in the delivery of financial services. Ultimately, we may not be able to compete successfully against current and future competitors. If we are unable to attract and retain banking and mortgage customers, we may be unable to continue to grow our business, and our financial condition and results of operations may be adversely affected.

Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have an adverse effect on our business, financial condition or results of operations.

If the federal government shuts down or otherwise fails to fully fund the federal budget, or makes material changes to the federal government's budget or staffing, our multi-family FHA origination business could be adversely affected.

Disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time in recent years. Additionally, the current administration is considering significant changes in the size and operation of the federal government, including material reductions in certain agencies' staffing levels and budgets. Federal governmental entities, such as HUD, that rely on funding from the federal budget, could be adversely affected in the event of a government shut-down, or a reduction of their staffing or budget, which could have a material adverse effect on our multi-family FHA origination business and our results of operations.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our stock.

We are a community bank and known nationally for multi-family and warehouse financing, as well as correspondent mortgage banking, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our stock may be materially adversely affected.

Credit and Financial Risks

A decline in general business and economic conditions and any regulatory responses to such conditions could have a material adverse effect on our business, financial position, results of operations and growth prospects.

Our business and operations are sensitive to general business and economic conditions in the United States. If the national, regional or local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Additionally, our ability to assess the credit worthiness of our customers is made more complex by uncertain business and economic conditions. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, increases in nonperforming assets and foreclosures, lower home sales and commercial activity, and fluctuations in the multi-family FHA financing sector. Additionally, 2022 through 2024 had elevated levels of inflation and interest rates, with a modest decline in interest rates during mid-2024, before increasing again near the end of 2024. If these conditions persist, it could also cause increased volatility and uncertainty in the business environment, which could adversely affect loan demand and our clients' ability to repay indebtedness. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have a material adverse effect on our business, financial position, results of operations and growth prospects.

If we do not effectively manage our credit risk, we may experience increased levels of delinquencies, nonperforming loans and charge-offs, which could require increases in our provision for credit losses.

There are risks inherent in making any loan, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt and risks resulting from changes in economic and market conditions. We cannot guarantee that our credit underwriting, credit monitoring, and risk management procedures will adequately reduce these credit risks, and they cannot be expected to completely eliminate our credit risks. If the overall economic climate in the United States, generally, or our market areas, specifically, declines, our borrowers may experience difficulties in repaying their loans, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision for credit losses, which would cause our net income, return on equity and capital to decrease.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or other real estate owned, thereby adversely affecting our net income and returns on assets and equity, increasing our loan administration costs and adversely affecting our efficiency ratio. When loans are delinquent more than ninety days, classified as substandard, or when we take collateral in foreclosure and similar proceedings, we order an appraisal and mark the collateral to its then fair market value on an as-is basis, which may result in a loss. These nonperforming loans and other real estate owned also increase our risk profile and the level of capital our regulators believe is appropriate for us to maintain in light of such risks. The resolution of nonperforming assets requires significant time commitments from management and can be detrimental to the performance of their other responsibilities. If we experience increases in nonperforming loans and nonperforming assets, our net interest income may be negatively impacted and our loan administration costs could increase, each of which could have an adverse effect on our net income and related ratios, such as return on assets and equity.

Our ACL-Loans may prove to be insufficient to absorb potential losses in our loan portfolio.

We establish our ACL-Loans and maintain it at a level that management considers adequate to absorb probable loan losses based on an analysis of our portfolio, the underlying health of our borrowers, and general economic conditions. The ACL-Loans represents our estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to us. The ACL-Loans and maintain it at a level that management considers adequate to absorb probable loan losses based on an analysis contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the ACL-Loans, which are charged to earnings through the provision for credit losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in our market areas. The determination of the appropriate level of the ACL-Loans is inherently subjective and requires us to make significant estimates and assumptions regarding current credit risks and future trends, all of which may undergo material changes. The actual amount of loan losses is affected by changes in economic, operating and other conditions within our markets, which may be beyond our control, and such losses may exceed current estimates.

Although management believes that the ACL-Loans is adequate to absorb losses on any existing loans that may become uncollectible, we may be required to take additional provisions for credit losses in the future to further supplement the ACL-Loans, either due to management's decision to do so or because our banking regulators require us to do so. Our bank regulatory agencies will periodically review our ACL-Loans, and the value attributed to nonaccrual loans or to real estate acquired through foreclosure and may require us to adjust our determination of the value for these items. These adjustments may adversely affect our business, financial condition and results of operations.

The small to midsized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could adversely affect our results of operations and financial condition.

We serve the banking and financial service needs of small to midsized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small or medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which we operate and small to medium-sized businesses are adversely affected or our borrowers are otherwise affected by adverse business developments, our business, financial condition and results of operations may be adversely affected.

We depend on the accuracy and completeness of information provided by customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information. In deciding whether to extend credit, we may rely upon our customers' representations that their financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

If the goodwill that we have recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of December 31, 2024, our goodwill totaled $8.0 million. While we have not recorded any impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of our existing goodwill or goodwill we may acquire in the future will not result in findings of impairment and related write-downs, which could adversely affect our business, financial condition and results of operations.

Changes in accounting standards could materially impact our financial statements.

From time to time, FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently, also retrospectively, in each case resulting in our needing to revise or restate prior period financial statements.

Failure to maintain effective internal controls over financial reporting could have a material adverse effect on our business and stock price.

We are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting.

If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors, counterparties and customers may lose confidence in the accuracy and completeness of our financial statements and reports; our liquidity, access to capital markets and perceptions of our creditworthiness could be adversely affected; and the market price of our common stock could decline. In addition, we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, Federal Reserve, FDIC, IDFI, IDFPR, CFPB or other regulatory authorities, which could require additional financial and management resources. These events could have an adverse effect on our business, financial condition and results of operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.

Downgrades to the credit rating of the U.S. government or of its securities or any of its agencies by one or more of the credit ratings agencies could have a material adverse effect on general economic conditions, as well as our business.

Downgrades of the U.S. federal government's sovereign credit rating, and the perceived creditworthiness of U.S. government-backed obligations, could affect our ability to obtain funding that is collateralized by affected instruments and our ability to access capital markets on favorable terms. Such downgrades could also affect the pricing of funding, when funding is available. A downgrade of the credit rating of the U.S. government, or of its agencies or related institutions or instrumentalities, may also adversely affect the market value of such instruments and, further, exacerbate the other risks to which we are subject and any related adverse effects on our business, financial condition or results of operations.

Downgrades to the credit rating of the Company or its subsidiaries by one or more of the credit rating agencies could have a material adverse effect on the cost of or our ability to raise additional capital for future growth.

Downgrades of the Company's credit rating, and its perceived creditworthiness, could affect our ability to borrow funds and/or access capital markets on favorable terms. Such downgrades could adversely affect the future borrowings or capital raised, including substantially raising the costs and could cause creditors and business counterparties to raise collateral requirements. A downgrade of the credit rating may also adversely affect the market value of such instruments and, further, exacerbate the other risks to which we are subject and any related adverse effects on our business, financial condition, or results of operations. Downgrades could result from general industry-wide or regulatory factors not solely related to the Company, including conditions and factors caused by events that the Company has little or no control over.

Operational Risks

Our risk management framework may not be effective in mitigating risks and/or losses to us.

Our risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which we are subject, including, among others, credit, market, liquidity, interest rate and compliance. Our framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Our risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to us. If our framework is not effective, we could suffer unexpected losses and our business, financial condition, results of operations or growth prospects could be materially and adversely affected. We may also be subject to potentially adverse regulatory consequences.

We are highly dependent on our management team, and the loss of our senior executive officers or other key employees could harm our ability to implement our strategic plan, impair our relationships with customers and adversely affect our business, results of operations and growth prospects.

Our success is dependent, to a large degree, upon the continued service and skills of our executive management team, particularly Michael Petrie, our Chairman and Chief Executive Officer, and Michael Dunlap, our President and Chief Operating Officer. Mr. Dunlap also serves as our Chief Executive Officer and President of Merchants Bank and Chairman of MCC.

Our business and growth strategies are built primarily upon our ability to retain employees with experience and business relationships within their respective market areas. We seek to manage the continuity of our executive management team through regular succession planning. As part of such succession planning, other executives and high performing individuals have been identified and are provided certain training in order to be prepared to assume particular management roles and responsibilities in the event of the departure of a member of our executive management team. However, the loss of Mr. Petrie or Mr. Dunlap, or any of our other key personnel could have an adverse impact on our business and growth because of their skills, years of industry experience, and knowledge of our market areas, our failure to develop and implement a viable succession plan, the difficulty of finding qualified replacement personnel, or any difficulties associated with transitioning of responsibilities to any new members of the executive management team. While our executive officers (except for Mr. Petrie) are subject to non-competition and non-solicitation provisions as part of change in control agreements entered into with them and our mortgage originators and loan officers are generally subject to non-solicitation provisions as part of their employment, our ability to enforce such agreements may not fully mitigate the injury to our business from the breach of such agreements, as such employees could leave us and immediately begin soliciting our customers. The departure of any of our personnel who are not subject to enforceable non-competition and/or non-solicitation agreements could have a material adverse impact on our business, results of operations and growth prospects.

Our management depends on the use of data and modeling in decision-making, and faulty data or modeling approaches could negatively impact decision-making or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, allowance for credit losses computations, mortgage servicing rights valuations, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Act stress testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR) submissions, we anticipate that model-derived testing may become more extensively implemented by regulators in the future. We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress-testing in the future, adverse regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use could be vulnerable to hardware and cybersecurity issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure, or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal or external sources, including our third-party vendors. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us, including our internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our mobile and internet banking services by current and potential customers. We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cybersecurity breaches, including firewalls and penetration testing.

The Company maintains a comprehensive Information Security Program, which includes annual risk assessments, an Incident Response Plan, and a layered control environment meant to detect, prevent, and limit unauthorized or harmful actions across our information technology environment. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminal intent on committing cyber-crime. Increasing sophistication of criminal organizations and advanced persistent threats make keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition, and results of operations.

Adoption of AI may present significant challenges relating to compliance risk, credit risk, reputation risk, and operational risk.

Advances in computing capacity, combined with greater availability of data and improvements in analytical techniques, continue to expand opportunities for banks to leverage AI for various risk management and operational purposes. AI use cases have varied widely and include customer chatbots, fraud detection, and credit scoring. Generative AI in particular has garnered significant attention recently, following the commercial availability of large language model tools that have made the use of generative AI more widely accessible.

The potential for further benefits and risks as AI gains more widespread adoption could be significant. Developments in the technology may reduce costs and increase efficiencies; improve products, services, and performance; strengthen risk management and controls; and expand access to credit and other banking services. Many risks can arise from all types of AI, such as lack of accountability and explainability, reliance on large volumes of data, potential bias, privacy concerns, third-party risk, cybersecurity risks, and consumer protection concerns.

Our operations could be interrupted if our third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend to a significant extent on a number of relationships with third-party service providers. Specifically, we receive core systems processing, mortgage servicing, online wire processing, mobile and online banking, essential web hosting and other internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected, perhaps materially. Even if we are able to replace them, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology or we may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend in part upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our market area. We may experience operational challenges as we implement these new technology enhancements, or seek to implement them across all of our offices and business units, which could result in us not fully realizing the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that we will be able to offer, which would put us at a competitive disadvantage. Accordingly, a risk exists that we will not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers.

We are subject to certain operational risks, including customer or employee fraud and data processing system failures and errors.

Employee errors and employee and/or customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation or financial performance. Misconduct by our employees could include, but is not limited to, hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to overcome the integration and other risks associated with acquisitions, which could have an adverse effect on our ability to implement our business strategy.

Although we plan to continue to grow our business organically, we also intend to pursue acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability and provide attractive risk-adjusted returns. Our future acquisition activities could be material to our business and involve a number of risks, including the following:

- intense competition from other banking organizations and other acquirers for potential merger candidates;

- market pricing for desirable acquisitions resulting in returns that are less attractive than we have traditionally sought to achieve;

- incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

- using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

- potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including consumer compliance issues;

- the time and expense required to integrate the operations and personnel of the combined businesses;

- experiencing higher operating expenses relative to operating income from the new operations;

- losing key employees and customers;

- reputational issues if the target's management does not align with our culture and values;

- significant problems relating to the conversion of the financial and customer data of the target;

- integration of acquired customers into our financial and customer product systems; or

- regulatory timeframes for review of applications may limit the number and frequency of transactions we may be able to consummate.

Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy, which, in turn, could have an adverse effect on our business, financial condition and results of operations.

Certain of our directors and executive officers and their immediate families beneficially own approximately 57% of our outstanding shares of common stock which allows them the ability to substantially influence the outcome of matters requiring shareholder approval.

Messrs. Petrie and Rogers and their immediate families, collectively owned approximately 57% of our outstanding common stock as of December 31, 2024. Therefore Messrs. Petrie and Rogers, together with their immediate families, have the ability to substantially influence the outcome of matters submitted to our shareholders for approval, and this position may conflict with the interests of some or all of our other shareholders.

Market, Interest Rate, and Liquidity Risks

Fluctuations in interest rates may reduce net interest income and otherwise negatively impact our financial condition and results of operations.

Net interest income is the difference between the amounts received by us on our interest-earning assets and the interest paid by us on our interest-bearing liabilities. When interest rates rise, the rate of interest we pay on our liabilities, such as deposits, could rise more quickly than the rate of interest that we receive on our interest-bearing assets, such as loans, which may cause our profits to decrease. The impact on earnings is more adverse when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates, leading to similar yields between short-term and long-term rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international economic weaknesses and disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of the underlying property may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their mortgages and other indebtedness at lower rates.

Our multi-family servicing rights assets typically have a ten-year call protection, but as interest rates decrease, the potential for prepayment increases and the fair market value of our servicing rights assets may decrease. Our ability to mitigate this decrease in value is largely dependent on our ability to refinance the loan and retain servicing rights. While we have previously been successful in our servicing retention, we may not be able to achieve the same level of retention in the future.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

Rising interest rates will result in a decline in value of the fixed-rate debt securities we hold in our investment securities portfolio. The unrealized losses resulting from holding securities available for sale would be recognized in other comprehensive income (loss) and reduce total shareholders' equity. Unrealized losses do not negatively impact our regulatory capital ratios; however, tangible common equity and the associated ratios would be reduced. If debt securities in an unrealized loss position are sold, such losses become realized and will reduce our regulatory capital ratios. Alternatively, certain securities, for which a fair value option has been elected, will require the company to recognize gains or losses into income currently as there are changes in value.

The slope of the yield curve affects our net interest income and we could experience net interest margin compression if our interest earning assets reprice downward while our interest-bearing liability rates fail to decline in tandem. This would have a material adverse effect on our net interest income and our results of operations.

Negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

A significant portion of our loan portfolio is comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in our market areas could increase the credit risk associated with our real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of our markets could increase the credit risk associated with our loan portfolio, significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses, which could result in losses that would adversely affect profitability. Such declines and losses would have a material adverse impact on our business, results of operations and growth prospects. In addition, if hazardous or toxic substances are found on properties pledged as collateral, the value of the real estate could be impaired. If we foreclose on and take title to such properties, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property's value or limit our ability to use or sell the affected property.

Liquidity risks could affect operations and jeopardize our business, financial condition, and results of operations.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and/or investment securities and from other sources could have a substantial negative effect on our liquidity. A source of our funds consists of our customer deposits, including escrow deposits held in connection with our multi-family mortgage servicing business. These deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors that may be outside of our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income.

A significant portion of our total deposits are concentrated in large mortgage non-depository financial institutions. These concentration levels expose us to the risk that one of these depositors will experience financial difficulties, withdraw its deposits after providing Merchants Bank with any contractually required prior notice (typically 180 days), or otherwise lose the ability to generate custodial funds due to business or regulatory realities. However, these institutions also have warehouse funding arrangements, providing us the opportunity to mitigate this risk by electing not to participate or fund an institution's loans in the event such institution removes its deposits. Nonetheless, failure to effectively manage this risk and subsequent reduction in the deposits of our customers could have a material impact on our ability to fund lending commitments or increase cost of funds, thereby decreasing our revenues.

Additional liquidity is provided by brokered deposits and our ability to pledge and borrow from the FHLB and Federal Reserve. Brokered deposits may be more rate sensitive than other sources of funding. In the future, those depositors may not replace their brokered deposits with us as they mature, or we may have to pay a higher rate of interest to keep those deposits or to replace them with other deposits or other sources of funds. Not being able to maintain or replace those deposits as they mature would adversely affect our liquidity. Additionally, if Merchants Bank does not maintain its well-capitalized position, it may not accept or renew any brokered deposits without a waiver granted by the FDIC. We also may borrow from third-party lenders from time to time. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms that are acceptable to us could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Additionally, as a BHC we are dependent on dividends from our subsidiaries as our primary source of income. Our subsidiaries are subject to certain legal and regulatory limitations on their ability to pay us dividends. Any reduction or limitation on our subsidiaries abilities to pay us dividends could have a material adverse effect on our liquidity and in particular, affect our ability to repay our borrowings.

Any decline in available funding, including a decrease in brokered deposits, could adversely impact our ability to continue to implement our strategic plan, including our ability to originate loans, fund warehouse financing commitments, meet our expenses, declare and pay dividends to our shareholders or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations.

If we breach any of the representations or warranties we make to a purchaser of our mortgage loans, we may be liable to the purchaser for certain costs and damages.

When we sell or securitize mortgage loans in the ordinary course of business, we are required to make certain representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated. Under these agreements, we may be required to repurchase mortgage loans if we have breached any of these representations or warranties, in which case we may record a loss. In addition, if repurchase and indemnity demands increase on loans that we sell from our portfolios, our liquidity, results of operations and financial condition could be adversely affected.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, if our competitors were extending credit on terms we found to pose excessive risks, or at interest rates which we believed did not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance.

Legal, Regulatory, and Compliance Risks

We may need to raise additional capital in the future, and if we fail to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, our financial condition, liquidity and results of operations, ability to grow, as well as our ability to maintain regulatory compliance, would be adversely affected.

We face significant capital and other regulatory requirements as a financial institution. Although we raised significant funds through our October 2017 initial public offering, our secondary offering in May 2024, and through several preferred stock offerings between 2019 and 2024, we may need to raise additional capital in the future to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, which could include the possibility of financing acquisitions. In addition, we, on a consolidated basis, and Merchants Bank on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require us to raise additional capital or contract our operations. Our ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on our financial condition and performance. Accordingly, we cannot provide assurances that we will be able to raise additional capital if needed or on terms acceptable to us. If we fail to maintain capital to meet regulatory requirements, our financial condition, liquidity and results of operations would be materially and adversely affected.

Legislative and regulatory actions taken now or in the future may increase our costs and impact our business, governance structure, financial condition or results of operations.

The Dodd-Frank Act, among other things, imposed new capital requirements on bank holding companies; changed the base for the FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base; permanently raised the current standard deposit insurance limit to $250,000; and expanded the FDIC's authority to raise insurance premiums. The Dodd-Frank Act established the CFPB as an independent entity within the Federal Reserve, which has broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. Certain elements of the Dodd-Frank Act are required for institutions with more than $10 billion in assets, such as Merchants Bank.

Compliance with the Dodd-Frank Act and its implementing regulations has and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, new proposals for legislation may be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of our business activities, require more oversight or change certain of our business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose us to additional costs, including increased compliance costs. These changes also may require us to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on our business, financial condition and results of operations.

New regulations, increased regulatory reviews, and/or changes in the structure of the secondary mortgage markets which we would utilize to sell mortgage loans may be introduced and may increase costs and make it more difficult to operate a residential and multi-family mortgage origination and servicing business.

We are subject to heightened regulatory requirements because we exceed $10 billion in assets.

At December 31, 2024 we had total assets of $18.8 billion. We expect to continue to exceed $10 billion in total assets in the future. Upon crossing that threshold, we became subject to increased regulatory scrutiny and expectations imposed by the Dodd-Frank Act. Compliance with the standards imposed by our regulators because of such scrutiny and expectations could increase our operational costs. Our regulators may also consider our compliance with their standards when examining our operations generally or considering any request for regulatory approval we may make.

Previously, while Merchants Bank was subject to regulations adopted by the CFPB, the FDIC was primarily responsible for examining Merchants Bank's compliance with consumer protection laws and the CFPB's regulations. However, in 2023, after exceeding $10 billion in total assets for four consecutive quarters, Merchants Bank became subject to direct examination of the CFPB. We cannot be certain how such direct examination will continue to impact us. Additionally, institutions over $10 billion are also subject to limits on interchange fees paid by merchants when debit cards are used as payment. However, any such limitation would have a minimal effect on us because interchange fees are not a material portion of our fee income.

We are subject to stringent capital requirements and failure to meet such requirements could limit our activities.

The Basel III regulatory capital reforms, or Basel III, not only increased most of the required minimum regulatory capital ratios, but also introduced a new common equity Tier 1 capital ratio and the concept of a capital conservation buffer. Basel III also expanded the definition of capital by establishing additional criteria that capital instruments must meet to be considered additional Tier 1 and Tier 2 capital. In order to be a "well-capitalized" depository institution under Basel III, an institution must maintain a common equity Tier 1 capital ratio of 6.5% or more; a Tier 1 capital ratio of 8% or more; a total capital ratio of 10% or more; and a leverage ratio of 5% or more. Institutions must also maintain a capital conservation buffer consisting of common equity Tier 1 capital.

The failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect customer and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends on our common stock, our ability to make acquisitions, and our business, results of operations and financial conditions, generally.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition, and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

The Federal Reserve, FDIC, IDFI, IDFPR, Fannie Mae, Freddie Mac, FHA, RHS, and Ginnie Mae periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations prohibit discriminatory lending practices by financial institutions. The U.S. Department of Justice, federal banking agencies, and other federal agencies are responsible for enforcing these laws and regulations. A challenge to an institution's compliance with fair lending laws and regulations could result in a wide variety of sanctions and/or directives, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, restrictions on entering new business lines, and to make certain community investments or other costly expenditures, such as opening new branch offices. Private parties may also challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Additionally, the CFPB was created to centralize responsibility for consumer financial protection and has broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are "unfair, deceptive, or abusive" in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The ongoing broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB may propose new rules on consumer financial products or services, which could have an adverse effect on our business, financial condition and results of operations if any such rules limit our ability to provide such financial products or services. The Company currently has an approved CRA strategic plan.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The BSA, the Patriot Act and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and to file reports such as suspicious activity reports and currency transaction reports. We are required to comply with these and other anti-money laundering requirements.

The federal banking agencies and FinCEN are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

The Federal Reserve may require us to commit capital resources to support Merchants Bank.

A BHC is required to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a BHC to make capital injections into a troubled subsidiary bank and may charge the BHC with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the BHC may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Any loans by a BHC to its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a BHC bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the BHC's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by us to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Privacy and Cybersecurity

Merchants Bank is subject to many U.S. federal and state laws and regulations governing requirements for maintaining policies and procedures to protect non-public confidential information of their customers. These laws require banks to periodically disclose their privacy policies and practices relating to sharing such information and permitting customers to opt out of their ability to share information with unaffiliated third parties under certain circumstances. They also impact a bank's ability to share certain information with affiliates and non-affiliates for marketing and/or non-marketing purposes, or to contact customers with marketing offers. In addition, banks are required to implement a comprehensive information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information.

Risk Management and Strategy

To combat the ever-present cyber risks, the Company maintains a comprehensive ISP, which includes continuous risk assessments, an Incident Response Plan, and a multilayered control environment meant to protect, detect, respond to, and limit unauthorized or harmful actions across our information environment. The control environment is based off industry leading recommendations, including the Center for Internet Security (CIS) Critical Security Controls and the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF). Our Information Security Officer (ISO) is primarily responsible for coordinating the various aspects of the ISP with cross-functional support teams across various teams within the Company.

Standards over information security are Board-approved and various types of control testing is conducted throughout the year, by internal and external parties. Recommendations are implemented and reported to various committees. These security and privacy policies and procedures, aimed at protecting personal and confidential information, are in effect across all businesses and geographic locations. Board-approved policies are in place to effectively mitigate risks linked to third-party service providers, encompassing factors such as availability, confidentiality, and governance and compliance. As part of this risk mitigation, the Company actively monitors vendors' cybersecurity practices through periodic assessments and contractual security requirements. This ensures that vendors adhere to our security standards and promptly address emerging threats or vulnerabilities.

The Company employs a defense in depth posture, designed to safeguard information, prevent unauthorized access, detect, and respond to threats, and maintain the confidentiality, integrity, and availability of data. The ISP establishes controls across many domains including but not limited to: Information Security Governance, Inventory and Control of Enterprise Assets and Software, Data Protection, Secure Configuration of Enterprise Assets and Software, Account and Access Control Management, Continuous Vulnerability Management, Audit Log Management, Email and Web Browser Protections, Malware Defenses, Data Recovery, Network Infrastructure Management, Network Monitoring and Defense, Security Awareness and Skills Training, Service Provider Management, Application Software Security, Incident Response Management, and Penetration Testing.

Recognizing people as a key component of an effective information security program, the Merchants Information Security Program strives to enhance education and awareness at all levels of the Company. One critical component of education and awareness is an internal cybersecurity committee, comprised of employees from all levels and departments, who act as embedded security representatives for their business units.

However, it is difficult or impossible to defend against every risk being posed by evolving technologies as well as criminal intent on committing cyber-crime. Increasing sophistication of criminal organizations and advanced persistent threats makes staying ahead of new dangers difficult and could result in a security breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition, and results of operations. The Company has established conditions to quickly respond to a cyber incident, ensuring a resilient, information environment.

Governance

The Board established an IT Committee to assist executive management and the Board of Directors of the Bank in fulfilling their oversight responsibilities related to information security. The IT committee membership includes senior management from business units, as well as information security risk experts such as the Information Security Officer, experts from Enterprise Risk Management, Internal Audit, and Information Technology Leaders. At the IT Committee meetings, security-related policies and standards are reviewed and approved, annual risk assessment results and action plans are noted, annual penetration test reports shared, current security incidents discussed, emerging threats reported on, and relevant cyber risks and trends are presented. The IT Committee is responsible for governing the assessment and treatment of cyber risks. The Committee reports its activities, key conclusions, and recommendations to the Board on a quarterly basis.

The Chief Administrative Officer is responsible for the appointment of the Information Security Officer. The Information Security Officer serves as the focal point for the information security program and is responsible and accountable for its implementation and monitoring, and management of the Information Security team. The current Information Security Officer has over a decade of experience in the cyber security field, including critical roles in security operations, security governance, risk, and compliance, and cyber threat intelligence. They have multiple industry leading certifications, including nine GIAC and CISSP from the ISC2 and a Master of Engineering in Cybersecurity Policy and Compliance.

The Information Security Officer presents an Annual Information Security Review to the board which summarizes the previous year's threat landscape, risk assessment, service provider, and audit testing activities, results of security incidents, information security program changes, and future strategies and recommendations.

Item 2. Properties.

The Company owns its headquarters building, which includes a Merchants Bank branch at 410 Monon Blvd. in Carmel, Indiana. Its headquarters is currently in the process of being expanded. Employees of all three of our segments have operations in this location. There are also several other branches and small offices in Indiana and other states. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

Item 3. Legal Proceedings.

There are no material pending legal proceedings other than ordinary routine litigation incidental to the business which we operate.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock began trading on the Nasdaq under the symbol "MBIN" on October 27, 2017. Prior to that date, there was no public market for our common stock. On February 24, 2025, the closing price of our common stock was $41.21. As of February 24, 2025, there were 45,850,904 shares of our common stock outstanding and 32 shareholders of record. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held by banks, brokers and other financial institutions.

Dividend Policy

It has been our policy to pay quarterly dividends to holders of our common stock, and we intend to continue paying dividends. Our dividend policy and practice may change in the future, however, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, payment of dividends on our preferred stock, contractual restrictions and any other factors that our board of directors may deem relevant.

Dividend Restrictions

Under the terms of each class of our preferred stock, we are not permitted to declare or pay any dividends on our common stock unless the dividends have been declared and paid on the shares of all our classes of preferred stock for the period since the last payment of dividends.

As a BHC, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. In addition, because we are a BHC, we are dependent upon the payment of dividends by subsidiaries, and primarily Merchants Bank, to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. Merchants Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See *Part I, Item 1 - "Supervision and Regulation— Merchants Bank – Dividends."*

Stock Performance Graph

The following graph compares the cumulative total shareholder return on our common stock from December 31, 2019 through December 31, 2024. The graph compares our common stock with the Nasdaq Composite Index and the Nasdaq Bank Index. The graph assumes an investment of $100.00 in our common stock and each index on December 31, 2019 and reinvestment of all quarterly dividends. Measurement points are December 31, 2019 and the last trading day of each subsequent quarter through December 31, 2024. There is no assurance that our common stock performance will continue in the future with the same or similar results as shown in the graph.



Securities Authorized for Issuance Under Equity Compensation Plans

See *Item 12* of this report for disclosure regarding securities authorized for issuance and equity compensation plans required by Item 201(d) of Regulation S-K.

Unregistered Sales and Repurchases of Equity Securities

None.

Item 6. Selected Financial Data.

		At or for the Year Ended December 31,								
		2024		2023		2022		2021		2020
		(Dollars in thousands, except per share data)								
Balance Sheet Data:										
Total Assets	$	18,805,732	$	16,952,516	$	12,615,227	$	11,278,638	$	9,645,375
Loans held for investment		10,438,388		10,199,553		7,470,872		5,782,663		5,535,426
Allowance for credit losses [1]		(84,386)		(71,752)		(44,014)		(31,344)		(27,500)
Loans held for sale		3,771,510		3,144,756		2,910,576		3,303,199		3,070,154
Deposits		11,919,976		14,061,460		10,071,345		8,982,613		7,408,066
Total liabilities		16,562,422		15,251,432		11,155,488		10,123,229		8,834,754
Total shareholders' equity		2,243,310		1,701,084		1,459,739		1,155,409		810,621
Tangible common shareholders' equity (non-GAAP)		1,563,102		1,184,889		943,100		775,708		579,847
Statement of Income Data:										
Interest Income	$	1,302,720	$	1,077,798	$	480,833	$	311,886	$	282,790
Interest Expense		780,100		629,727		162,282		33,892		58,644
Net interest income		522,620		448,071		318,551		277,994		224,146
Provision for credit losses		24,278		40,231		17,295		5,012		11,838
Noninterest income		148,112		114,668		125,936		157,333		127,473
Noninterest expense		223,812		174,601		136,050		125,385		96,424
Income before taxes		422,642		347,907		291,142		304,930		243,357
Provision for income taxes		102,256		68,673		71,421		77,826		62,824
Net income		320,386		279,234		219,721		227,104		180,533
Preferred stock dividends		34,909		34,670		25,983		20,873		14,473
Impact of preferred stock redemption		1,823		—		—		—		—
Net income available to common shareholders	$	283,654	$	244,564	$	193,738	$	206,231	$	166,060
Credit Quality Data:										
Nonperforming loans	$	279,722	$	82,015	$	26,683	$	761	$	6,321
Nonperforming loans to total loans receivable		2.68 %		0.80 %		0.36 %		0.01 %		0.11 %
Nonperforming assets	$	287,931	$	82,015	$	26,683	$	761	$	6,321
Nonperforming assets to total assets		1.53 %		0.48 %		0.21 %		0.01 %		0.07 %
Allowance for credit losses to total loans		0.81 %		0.70 %		0.59 %		0.54 %		0.50 %
Allowance for credit losses to nonperforming loans		30.17 %		87.49 %		164.95 %		4,118.79 %		435.06 %
Net charge-offs to average loans and loans held for sale		0.07 %		0.08 %		0.01 %		0.01 %		0.00 %
Per Share Data (Common Stock):										
Diluted earnings per share	$	6.30	$	5.64	$	4.47	$	4.76	$	3.85
Dividends declared	$	0.36	$	0.32	$	0.28	$	0.24	$	0.21
Tangible book value (non-GAAP)	$	34.15	$	27.40	$	21.88	$	17.96	$	13.45
Weighted average shares outstanding										
Basic		44,855,100		43,224,042		43,164,477		43,172,078		43,113,741
Diluted		45,004,786		43,345,799		43,316,904		43,325,303		43,167,113
Shares outstanding at period end		45,767,166		43,242,928		43,113,127		43,180,079		43,120,625
Performance Metrics:										
Return on average assets		1.79 %		1.85 %		1.99 %		2.23 %		2.12 %
Return on average equity		16.86 %		17.63 %		17.21 %		22.07 %		25.09 %
Return on average tangible common equity (non-GAAP)		20.16 %		22.92 %		22.50 %		30.10 %		34.02 %
Net interest margin		3.03 %		3.06 %		2.97 %		2.79 %		2.69 %
Efficiency ratio (non-GAAP)		33.37 %		31.03 %		30.61 %		28.80 %		27.42 %
Loans and loans held for sale to deposits		119.21 %		94.90 %		103.08 %		101.15 %		116.17 %
Capital Ratios—Merchants Bancorp:										
Tangible common equity to tangible assets (non-GAAP)		8.3 %		7.0 %		7.5 %		6.9 %		6.0 %
Tier 1 common equity to risk-weighted assets		9.3 %		7.8 %		7.7 %		n/a %		n/a %
Tier 1 leverage ratio/CBLR		12.1 %		10.1 %		11.7 %		10.4 %		8.6 %
Tier 1 capital to risk-weighted assets		13.3 %		11.1 %		11.7 %		n/a %		n/a %
Total capital to risk-weighted assets		13.9 %		11.6 %		12.2 %		n/a %		n/a %
Capital Ratios—Merchants Bank Only:										
Tier 1 common equity to risk-weighted assets		12.3 %		10.9 %		11.3 %		n/a %		n/a %
Tier 1 capital to average assets		11.2 %		10.1 %		11.3 %		10.3 %		8.7 %
Tier 1 capital to risk-weighted assets		12.3 %		10.9 %		11.3 %		n/a %		n/a %
Total capital to risk-weighted assets		12.9 %		11.5 %		11.7 %		n/a %		n/a %

(1) The Company adopted FASB ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("CECL") on January 1, 2022. ASU 2016-13 replaces the allowance for loan losses that used incurred loss impairment methodology in 2021-2020 with an allowance based on expected losses.

NON-GAAP FINANCIAL MEASURES

Some of the financial measures included in this report are not measures of financial performance recognized by GAAP. Our management uses these non-GAAP financial measures in its analysis of our performance. These non-GAAP financial measures include presentation of tangible common shareholders' equity, tangible book value per share, tangible common shareholders' equity to tangible assets, return on average tangible common equity, and efficiency ratio.

The reconciliation from shareholders' equity per GAAP to tangible common shareholders' equity is comprised of goodwill and intangibles.

The reconciliation from consolidated assets per GAAP to tangible assets is comprised solely of consolidated assets less goodwill and intangibles.

The efficiency ratio represents noninterest expense divided by the sum of interest income, less provision for credit losses, and noninterest income.

Tangible book value per common share represents tangible common shareholders' equity divided by ending common shares.

Return on average tangible common equity represents net income available to common shareholders divided by average shareholders' equity, less average goodwill, average intangibles, and average preferred stock.

We believe that these non-GAAP financial measures provide useful information to management and investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, we acknowledge that the non-GAAP financial measures have a number of limitations. As such, you should not view these disclosures as a substitute for results determined in accordance with GAAP, and these disclosures are not necessarily comparable to non-GAAP financial measures that other companies use.

A reconciliation of GAAP to non-GAAP financial measures is as follows:

	At December 31,				
	2024	2023	2022	2021	2020
	(Dollars in thousands)				
Tangible common shareholders' equity:					
Shareholders' equity per GAAP	$ 2,243,310	$ 1,701,084	$ 1,459,739	$ 1,155,409	$ 810,621
Less: goodwill & intangibles	(8,073)	(16,587)	(17,031)	(17,552)	(18,128)
Tangible shareholders' equity	2,235,237	1,684,497	1,442,708	1,137,857	792,493
Less: preferred stock	(672,135)	(499,608)	(499,608)	(362,149)	(212,646)
Tangible common shareholders' equity	**$ 1,563,102**	**$ 1,184,889**	**$ 943,100**	**$ 775,708**	**$ 579,847**
Average tangible common shareholders' equity:					
Average shareholders' equity per GAAP	$ 1,900,130	$ 1,583,485	$ 1,276,443	$ 1,028,834	$ 719,630
Less: average goodwill & intangibles	(8,697)	(16,801)	(17,293)	(17,841)	(18,899)
Less: average preferred stock	(484,391)	(499,608)	(398,182)	(325,904)	(212,646)
Average tangible common shareholders' equity	$ 1,407,042	$ 1,067,076	$ 860,968	$ 685,089	$ 488,085
Tangible assets:					
Assets per GAAP	$ 18,805,732	$ 16,952,516	$ 12,615,227	$ 11,278,638	$ 9,645,375
Less: goodwill & intangibles	(8,073)	(16,587)	(17,031)	(17,552)	(18,128)
Tangible assets	$ 18,797,659	$ 16,935,929	$ 12,598,196	$ 11,261,086	$ 9,627,247
Ending Common Shares	45,767,166	43,242,928	43,113,127	43,180,079	43,120,625
Tangible book value per common share	$ 34.15	$ 27.40	$ 21.88	$ 17.96	$ 13.45
Return on average tangible common equity	20.16 %	22.92 %	22.50 %	30.10 %	34.02 %
Tangible common equity to tangible assets	8.3 %	7.0 %	7.5 %	6.9 %	6.0 %

	For the Year Ended December 31,								
	2024		**2023**		**2022**		**2021**		**2020**	
Net income as reported per GAAP	$	320,386	$	279,234	$	219,721	$	227,104	$	180,533
Less: preferred stock dividends		(34,909)		(34,670)		(25,983)		(20,873)		(14,473)
Less: impact of preferred stock redemption		(1,823)		—		—		—		—
Net income available to common shareholders	$	283,654	$	244,564	$	193,738	$	206,231	$	166,060
Efficiency ratio (based on all GAAP metrics):										
Noninterest expense	$	223,812	$	174,601	$	136,050	$	125,385	$	96,424
Net interest income (before provision for credit losses)		522,620		448,071		318,551		277,994		224,146
Noninterest income		148,112		114,668		125,936		157,333		127,473
Total revenues for efficiency ratio	$	670,732	$	562,739	$	444,487	$	435,327	$	351,619
Efficiency ratio		33.37 %		31.03 %		30.61 %		28.80 %		27.42 %

Item 7. Management's Discussion and Analysis of Financial Condition and the Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our audited consolidated financial statements and the accompanying notes included elsewhere in this report.

Discussion and Analysis of the Company's financial condition and the results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 is contained in Item 7 of Form 10-K for the year ended December 31, 2023 filed with the SEC on March 12, 2024.

This discussion and analysis contains forward-looking statements that are subject to known and unknown risks and uncertainties that could cause our results to differ materially from our expectations. Actual results and the timing of events may differ significantly from those expressed or implied by such forward-looking statements due to a number of factors, including those set forth under Item 1 - "Special Note Regarding Forward Looking Statements," Item 1A - "Risk Factors," and elsewhere in this report. We assume no obligation to update any of these forward-looking statements.

Financial Highlights for the Year Ended December 31, 2024

- Net income of $320.4 million increased $41.2 million, or 15%, compared to December 31, 2023.

- Diluted earnings per share of $6.30 increased 12% compared to December 31, 2023.

- The $41.2 million, or 15% increase in net income compared to the year ended December 31, 2023 was primarily driven by a $74.5 million, or 17%, increase in net interest income, a $33.4 million, or 29% increase in noninterest income, and a $16.0 million, or 40%, decrease in provision for credit losses that was partially offset by a $49.2 million, or 28% increase in noninterest expense and a $33.6 million increase in provision for income taxes.

- Tangible book value per common share of $34.15 increased 25% compared to $27.40 at December 31, 2023.

- Total assets of $18.8 billion increased $1.9 billion, or 11%, compared to December 31, 2023.

- Loans receivable of $10.4 billion, net of allowance for credit losses on loans, increased $226.2 million, or 2%, compared to December 31, 2023.

- As of December 31, 2024, approximately 94% of loans reprice within three months, which reduces the risk of market rate increases.

- Efficiency ratio of 33.37% increased 234 basis points compared to 31.03% at December 31, 2023.

- As of December 31, 2024, the Company had $4.3 billion in unused borrowing capacity with the Federal Home Loan Bank and the Federal Reserve Discount window, based on available collateral, compared to $6.0 billion at December 31, 2023.

- In January 2024, the Company sold its Illinois branches and merged the remaining charter of FMBI into Merchants Bank.

- In March 2024, the Company executed a credit default swap on a $543.5 million pool of its multi-family mortgage loans, to provide credit protection for the loan pool and reduce risk-based capital requirements.

- In April 2024, the Company redeemed all outstanding shares of the Series A Preferred Stock for $52.0 million at the liquidation preference of $25.00 per share.

- In April 2024, the Company completed a $324.6 million securitization of 13 multi-family mortgage loans through a Freddie Mac-sponsored Q-Series transaction.

- In May 2024, the Company completed a common stock offering of 2.4 million shares, resulting in net proceeds of $97.7 million.

- In September 2024, the Company sold $628.9 million of healthcare bridge loans into a private securitization via a real estate mortgage investment conduit (REMIC). As part of the transaction, the Company retained a $535.0 million senior investment security that is classified as held to maturity and carries a lower capital requirement than the bridge loans.

- In November 2024, the Company completed a 7.625% Series E Preferred Stock offering resulting in net proceeds of $222.7 million, net of $7.3 million in offering costs.

- In December 2024, the Company executed a credit default swap on a $1.2 billion pool of warehouse loans, to provide credit protection for the loan pool and reduce risk-based capital requirements.

- Our LIHTC syndications business raised $1.1 billion in equity, closing six new multi-investor and proprietary funds during 2024. A total of $2.1 billion in equity has been raised since its inception in 2020.

- The volume of warehouse loans funded during the year ended December 31, 2024, amounted to $45.6 billion, an increase of $12.6 billion, or 38%, compared to the same period in 2023. This compared to the 9% industry increase in single-family residential loan volumes from the year ended December 31, 2024 to the same period in 2023, according to an estimate of industry volume by the Mortgage Bankers Association.

- The total volume of loans originated and acquired through our multi-family business was $6.2 billion and unchanged compared to the year ended December 31, 2023. Many of these loans are bridge loans housed in our Banking segment while borrowers await conversion to permanent financing. The volume of bridge loans was $1.9 billion, a decrease of $1.1 billion, or 36%, compared to $3.0 billion for the year ended December 31, 2023. The volume of loans originated and acquired for sale in the secondary market was $2.5 billion, an increase of $562.8 million, or 29%, compared to $2.0 billion for the year ended December 31, 2023.

Company and Business Segment Overview

We are a diversified bank holding company headquartered in Carmel, Indiana and registered under the Bank Holding Company Act of 1956, as amended. We currently operate in multiple business segments, including Multi-family Mortgage Banking that offers multi-family housing and healthcare facility financing and servicing, as well as syndicated low-income housing tax credit and debt funds; Mortgage Warehousing that offers mortgage warehouse financing, commercial loans, and deposit services; and Banking that offers portfolio lending for multi-family and healthcare facility loans, retail and correspondent residential mortgage banking, agricultural lending, SBA lending, and traditional community banking.

Our business consists of funding low risk, multi-family, residential, and SBA loans meeting underwriting standards of government programs under an originate to sell model, and retaining adjustable-rate loans as held for investment to reduce interest rate risk. The gain on sale of these loans and servicing fees contribute to noninterest income. The funding source is primarily from mortgage custodial, municipal, retail, commercial, brokered deposits, and short-term borrowing. We believe that the combination of net interest income and noninterest income from the sale of low risk profile assets results in lower than industry charge-offs and a lower expense base, which serves to maximize net income and higher than industry shareholder return.

See "Company Overview and Our Business Segments," in Item 1 "Business", "Operating Segment Analysis for the Years Ended December 31, 2024 and 2023" in Item 7 "Management's Discussion and Analysis of Financial Condition and the Results of Operations", and "Segment Information," in Note 23: Segment Information for further information about our segments.

Primary Factors We Use to Evaluate Our Business

As a financial institution, we manage and evaluate various aspects of both our results of operations and our financial condition. We evaluate the comparative levels and trends of the line items on our consolidated balance sheets and statements of income, as well as various financial ratios that are commonly used in our industry. We analyze these ratios and financial trends against our own historical performance, our budgeted performance, and the financial condition and performance of comparable financial institutions in our region.

Results of operations

In addition to net income, the primary factors we use to evaluate and manage our results of operations include net interest income, noninterest income, noninterest expense, and return on average equity.

Net interest income. Net interest income represents interest income less interest expense. We generate interest income from interest (net of deferred origination fees received and costs paid, which are amortized over the expected life of the loans) and fees received on interest-earning assets, including loans, investment securities, cash, and dividends on FHLB stock we own. We incur interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits and borrowings. Net interest income is the most significant contributor to our revenues and net income. To evaluate net interest income, we measure and monitor: (a) yields on our loans and other interest-earning assets; (b) duration on our loans, deposits, and borrowings; (c) the costs of our deposits and other funding sources; (d) our net interest margin; and (e) the regulatory risk weighting associated with the assets. Net interest margin is calculated as the annualized net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders' equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Changes in market interest rates, the slope of the yield curve, and interest we earn on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders' equity, usually have the largest impact on changes in our net interest spread, net interest margin and net interest income during a reporting period.

Noninterest Income. Noninterest income consists of, among other things: (a) gain on sale of loans; (b) loan servicing fees; (c) fair value adjustments to the value of servicing rights; (d) mortgage warehouse fees; and (e) syndication and asset management fees; and (f) other noninterest income.

Gain on sale of loans includes placement and origination fees, capitalized servicing rights, trading gains and losses, gains and losses on certain derivatives and other related income. Loan servicing fees are collected as payments are received for loans in the servicing portfolio and reduced by amortization on servicing rights. Fair value adjustments to the value of servicing rights are also included in noninterest income. Mortgage warehouse fees are accrued at the time of funding. Syndication fee income is recognized at the point in time when investor equity capital is obtained primarily to acquire qualifying investments in LIHTC projects for its funds. Related asset management fees for syndicated LIHTC or debt funds are recognized over time. Other noninterest income includes the recognition and changes in value to protective derivatives associated with certain investment securities, as well as income earned on joint ventures.

Noninterest expense. Noninterest expense includes, among other things: (a) salaries and employee benefits, including commissions; (b) loan origination and servicing expenses; (c) occupancy and equipment expense; (d) professional fees; (e) FDIC insurance expense; (f) technology expense; (g) credit risk transfer premium expense; and (h) other general and administrative expenses.

Salaries and employee benefits includes commissions, other compensation, employee benefits, and employer tax expenses for our personnel.

Loan origination and servicing expenses include third party processing for financing activities and loan-related origination expenses. Occupancy expense includes depreciation expense on our owned properties, lease expense on our leased properties and other occupancy-related expenses. Equipment expense includes furniture, fixtures and equipment related expenses. Professional fees include legal, accounting, consulting and other outsourcing arrangements. FDIC insurance expense represents the assessments that we pay to the FDIC for deposit insurance. Technology expense includes data processing fees paid to our third-party data processing system provider, cybersecurity fees, and other data service providers. Credit risk transfer premium expense includes premiums paid for our credit default swap arrangements. Other general and administrative expenses include expenses associated with servicing expense, advertising, marketing, travel, meals, training, supplies, and postage, among other miscellaneous expenses.

Noninterest expenses generally increase as we grow our business. Noninterest expenses have increased significantly over the past few years as we have grown organically, and as we have built out and modernized our operational infrastructure and implemented our plan to build an efficient, technology-driven mortgage banking operation with significant operational capacity for growth.

Return on Average Equity. Return on average equity is the measure of annual net income divided by the value of our total shareholders' equity, expressed as a percentage. It reflects how efficiently equity investments are turned into profits. Changes in profitability and the ability to effectively manage levels of capital can influence this measure. The higher the ratio, the more profitable our Company becomes.

Financial Condition

The primary factors we use to evaluate and manage our financial condition are asset levels, liquidity, capital and asset quality.

Asset Levels. We manage our asset levels based upon forecasted closings or fundings within our business segments to ensure we have the necessary liquidity and capital to meet the required regulatory capital ratios. Each segment evaluates its funding needs by forecasting the fundings and sales of loans, communicating with customers on their projected funding needs, and reviewing its opportunities to add new customers.

Liquidity. We manage our liquidity based upon factors that include: (a) our amount of custodial and brokered deposits as a percentage of total deposits (b) the level of diversification of our funding sources (c) the allocation and amount of our deposits among deposit types (d) the short-term funding sources used to fund assets (e) the amount of non-deposit funding used to fund assets (f) the availability of unused funding sources; (g) off-balance sheet obligations; (h) the availability of assets to be readily converted into cash without a material loss on the investment; (i) the amount of cash and cash equivalent; (j) the repricing characteristics of our assets; (k) maturity and duration of our assets when compared to the repricing characteristics of our liabilities; (l) costs of available funding options; and (m) other factors.

Capital. We manage our regulatory capital based upon factors that include: (a) the level and quality of capital and our overall financial condition; (b) risk weighting of our assets; (c) the trend and volume of problem assets; (d) the dollar amount of servicing rights as a percentage of capital; (e) the level and quality of earnings; (f) the risk exposures on our balance sheet as well as off-balance sheet exposures; and (g) other factors. In addition, we have continually increased our capital through net income less dividends and equity issuances. Our regulatory capital ratios can be influenced by various factors including levels of delinquency on loans.

Asset Quality. We manage the diversification and quality of our assets based upon factors that include: (a) the level, distribution, severity and trend of problem, classified, delinquent, nonaccrual, nonperforming and restructured assets; (b) the adequacy of our ACL-Loans; (c) the diversification and quality of loan and investment portfolios; (d) the extent of counterparty risks; (e) credit risk concentrations; (f) the liquidity of our assets; and (g) other factors.

Recent Developments and Material Trends

Economic and Interest Rate Environment. The results of our operations are highly dependent on economic conditions, mortgage volumes, and market interest rates. Residential mortgage volumes fluctuate based on market interest rates, economic conditions, and the credit parameters set by government agencies, such as Fannie Mae, Freddie Mac, and Ginnie Mae, and other market participants.

In response to rising inflation during 2022-2023, the Federal Reserve aggressively increased the federal funds rate. Starting from near-zero levels in early 2022, the rate was raised multiple times, reaching 5.33% by the end of 2023. This was the highest level since January 2008 and was aimed at curbing inflationary pressures. The 10-year Treasury yield, which is a key benchmark for mortgage rates, also saw significant increases. It rose from around 1.5% at the beginning of 2022 to approximately 3.88% by the end of 2023. This increase was driven by expectations of higher inflation and the Federal Reserve's rate hikes. The 30-year mortgage rate followed a similar trend, rising sharply in response to the Federal Reserve's rate hikes. It peaked at over 7% in 2022, the highest level since 2002, and remained elevated throughout 2023. The higher interest rates during this period significantly reduced mortgage affordability and refinancing activity, leading to a decline in mortgage volumes across the industry.

During 2024, the Federal Reserve began to cut interest rates and by the end of 2024, the federal funds rate had been reduced to around 4.33%. Following suit, the 30-year mortgage rate began to decline and by the end of 2024, it had fallen to approximately 6.85%. The rate cuts in 2024 began to revive the mortgage market. Lower mortgage rates improved affordability and spurred a resurgence in mortgage volumes, particularly in refinancing activity. Conversely, the 10-year Treasury yield had begun to decline, but in late-2024 began to rise on inflation expectations and strong economic growth. By the end of 2024, it had reached 4.58%. The broader economic environment in 2024 was characterized by strong economic growth, moderating inflation, and robust corporate earnings, which further supported the recovery in mortgage volumes.

Supporting this expectation are industry forecasts from the Mortgage Bankers Association, which has forecasted a 16% increase in single-family residential mortgage volume, to $2.055 trillion for 2025, from $1.779 trillion in 2024, and an increase of 15%, to $2.369 trillion in 2026, followed by an increase to $2.455 trillion for 2027. The higher rate environment has also slowed multi-family permanent, agency-eligible loan originations and sales to the secondary market, but improved by late 2024.

Regulatory Environment. We believe an important trend affecting community banks in the United States over the foreseeable future will be related to heightened regulatory capital requirements, regulatory burdens generally, and interest margin compression. We expect that troubled community banks could face significant challenges when attempting to raise capital. We also believe that heightened regulatory capital requirements will make it more difficult for even well-capitalized, healthy community banks to grow in their communities by taking advantage of opportunities in their markets that result as the economy improves. We believe these trends will favor community banks that have sufficient capital, a diversified business model and a strong deposit franchise.

ACL-Loans. One of our key operating objectives has been, and continues to be, maintenance of an appropriate level of ACL-Loans in our loan portfolio. The provision for credit losses recorded in prior years was primarily due to growth in our loan portfolio, as our historical loss rates remained very low. As we anticipate that our loan portfolio overall will continue to grow in 2025, we could expect the provision to increase, but could also be influenced by any changes to problem loans in our portfolio or the loan type mix within the portfolio. It could also be influenced by external market factors, such as interest rates and the economic environment. Additional details are provided in the ACL-Loans portion of the Comparison of Financial Condition at December 31, 2024 and December 31, 2023. Because there could be unforeseen future losses, the Company continues to monitor the situation and may need to adjust future expectations as developments occur.

Issuance and Redemption of Preferred Stock. On September 27, 2022, the Company issued 5,200,000 depositary shares, each representing a 1/40th interest in a share of its 8.25% Fixed Rate Reset Series D Non-Cumulative Perpetual Preferred Stock, without par value, and with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). The aggregate gross offering proceeds for the shares issued by the Company was $130.0 million, and after deducting underwriting discounts and commissions and offering expenses of approximately $4.6 million paid to third parties, the Company received total net proceeds of $125.4 million. On September 30, 2022, the Company issued an additional 500,000 depositary shares of Series D Preferred Stock to the underwriters related to their exercise of an option to purchase additional shares under the associated underwriting agreement, resulting in an additional $12.1 million in net proceeds, after deducting $0.4 million in underwriting discounts.

On April 1, 2024, the Company redeemed all outstanding shares of the 7.00% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock at a price equal to the liquidation preference of $25 per share, or $52.0 million, using cash on hand.

As of October 1, 2024, the dividends on the Series B Preferred Stock started to accrue at a floating rate of 3-month SOFR plus 4.831% and were to reset quarterly. The rate was 9.42% for the three months ended December 31, 2024. *See "Capital Resources" section of "Liquidity", later in this Item 7 for more information.*

On November 25, 2024, the Company issued 9,200,000 depositary shares, each representing a 1/40th interest in a share of its 7.625% Fixed Rate Reset Series E Non-Cumulative Perpetual Preferred Stock, without par value, and with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). The aggregate gross offering proceeds for the shares issued by the Company was $230.0 million, and after deducting underwriting discounts and commissions and offering expenses of approximately $7.3 million paid to third parties, the Company received total net proceeds of $222.7 million.

On January 2, 2025, the Company redeemed all outstanding shares of the 6.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock at a price equal to the liquidation preference of $1,000 per share (equivalent to $25 per depositary share), or $125.0 million, using cash on hand.

Issuance of Common Stock. On May 16, 2024, the Company completed a common stock offering of 2.4 million shares, resulting in net proceeds of $97.7 million.

Credit Risk Transfers, Loan Sales and Securitizations. Growth in the loan origination pipeline has prompted the Company to seek additional avenues to effectively manage regulatory capital levels and reduce credit risk, in addition to issuing preferred and common stock. Accordingly, we have completed several loan sale and securitization transactions, as well as credit default swaps and credit linked notes. In doing so, the Company has been able to effectively reduce its risk-weighted assets and maintain well-capitalized capital ratios. Also see *Note 5: Loans and Allowance for Credit Losses on Loans.*

General and Administrative Expenses. We expect to continue incurring increased noninterest expense attributable to general and administrative expenses related to building out and modernizing our operational infrastructure, marketing, and other administrative expenses to execute our strategic initiatives, as well as expenses to hire additional personnel and other costs required to continue our growth. We also expect costs to increase with additional regulatory compliance requirements.

Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

General. Net income of $320.4 million for the year ended December 31, 2024 increased by $41.2 million, or 15%, compared to net income of $279.2 million for the year ended December 31, 2023. The increase was primarily driven by a $74.5 million, or 17%, increase in net interest income, a $33.4 million, or 29%, increase in noninterest income, as well as $16.0 million, or 40%, decrease in provision for credit losses. The increases to net income were partially offset by a $49.2 million or 28%, increase in noninterest expense.

Net Interest Income. Net interest income of $522.6 million for the year ended December 31, 2024 increased $74.5 million, or 17%, compared to $448.1 million for the year ended December 31, 2023. The 17% increase reflected a $224.9 million, or 21% increase in interest income from higher average balances and yields on loans and loans held for sale, and higher average balances of securities held to maturity, as well as higher yields and average balances on securities available for sale. These increases were partially offset by a $150.4 million, or 24%, increase in interest expense primarily due to higher average balances on borrowings, as well as higher average balances and rates on certificates of deposit and interest-bearing checking.

The interest rate spread of 2.47% for the year ended December 31, 2024, decreased 4 basis points compared to 2.51% for the year ended December 31, 2023. Our net interest margin decreased 3 basis points, to 3.03%, for the year ended December 31, 2024 from 3.06% for the year ended December 31, 2023.

Interest Income. Interest income of $1.3 billion for the year ended December 31, 2024 increased $224.9 million, or 21%, compared to $1.1 billion for the year ended December 31, 2023. This increase was primarily attributable to higher average balances and yields on loans and loans held for sale, and higher average balances of securities held to maturity, as well as higher yields and average balances on securities available for sale. The higher yields were in response to higher interest rates set by the Federal Reserve.

Interest income of $1.1 billion for loans and loans held for sale increased $153.7 million, or 16%, during 2024. The average balance of loans, including loans held for sale, during the year ended December 31, 2024 increased $1.8 billion, or 14%, to $14.2 billion compared to $12.4 billion for the year ended December 31, 2023. The average yield on loans increased 12 basis points, to 7.85% for the year ended December 31, 2024, compared to 7.73% for the year ended December 31, 2023. The increase in average balances of loans and loans held for sale was primarily due to increases in the mortgage warehouse and multi-family portfolios, partially offset by a decrease in the healthcare portfolio associated with a sale of loans as part of a securitization transaction. The higher average yield reflected the impact of the Federal Reserve increase in market rates.

Interest income of $90.1 million for securities held to maturity increased $20.1 million, or 29%, during 2024. The average balance of securities held to maturity, during the year ended December 31, 2024 increased $240.2 million, to $1.3 billion compared to $1.1 billion for the year ended December 31, 2023. The average yield on securities held to maturity increased 35 basis points, to 6.73 % for the year ended December 31, 2024, compared to 6.38% for the year ended December 31, 2023. The increase in average balance of securities held to maturity was primarily related to held to maturity securities acquired as part of loan securitizations that the Company originated.

Interest income of $57.5 million on securities available for sale increased $35.9 million, or 166%, during 2024. The average balance of securities available for sale increased $406.6 million, or 65%, to $1.0 billion for the year ended December 31, 2024, from $623.7 million for the year ended December 31, 2023. The average yield increased 211 basis points, to 5.58% for the year ended December 31, 2024, compared to 3.47% for the year ended December 31, 2023. The increase in average yield reflects the acquisition of a private label security from a warehouse customer as part of a securitization in December 2023. The increase in average balances of securities available for sale was primarily associated with the acquisition of certain securities from a warehouse customer that provide protective put options and interest rate floor derivatives to prevent losses in value.

Interest income of $27.3 million on interest-earning deposits and other interest or dividends increased $13.5 million, or 97%, during 2024. The average balance of interest-earning deposits and other increased $201.7 million, or 84%, to $442.4 million for the year ended December 31, 2024, from $240.8 million for the year ended December 31, 2023. The average yield increased 43 basis points, to 6.17% for the year ended December 31, 2024, compared to 5.74% for the year ended December 31, 2023. The increase in average balances reflected higher dividends associated with the purchase of additional shares of FHLB stock and the purchase of other equity securities.

Interest income of $14.5 million for mortgage loans in process or securitization increased $1.8 million, or 15%, during 2024. The average balance of mortgage loans in process of securitization increased $16.8 million, or 7%, to $274.4 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. The average yield increased 37 basis points, to 5.28% for the year ended December 31, 2024, compared to 4.91% for the year ended December 31, 2023. The increase in average balances was primarily due to a higher origination volume of loans pending settlement for sale on the secondary market.

Interest Expense. Total interest expense of $780.1 million for the year ended December 31, 2024 increased $150.4 million or 24%, compared to $629.7 million for the year ended December 31, 2023.

Interest expense on deposits increased $83.1 million, or 14%, to $660.4 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily due to higher average balances and rates on certificates of deposit and higher average balances on interest-bearing checking accounts. The higher rates on our deposits were primarily due to the change in market rates.

Interest expense of $285.9 million for certificate of deposit accounts increased $52.8 million during 2024. The average balance of certificates of deposit of $5.3 billion for the year ended December 31, 2024 increased $751.0 million, or 16%, compared to $4.6 billion for the year ended December 31, 2023. The average rate on certificates of deposit was 5.35% for the year ended December 31, 2024, which was a 27 basis point increase compared to 5.08% for year ended

December 31, 2023. The increase in certificates of deposit is in part due to the implementation of our new online account opening system which has made it more efficient for existing customers to open accounts as well as broaden our customer base to reach new markets.

Interest expense of $240.2 million for interest-bearing checking accounts increased $23.7 million during 2024. The average balance of interest-bearing checking accounts of $5.2 billion for the year ended December 31, 2024 increased $505.2 million, or 11%, compared to $4.7 billion for the year ended December 31, 2023. The average yield of interest-bearing checking accounts was 4.60% for the year ended December 31, 2024, which was a 1 basis point increase compared to 4.59% for year ended December 31, 2023.

Interest expense of $134.0 million for money market accounts increased $7.6 million during 2024. The average balance of money market accounts of $2.8 billion for the year ended December 31, 2024 increased $40.4 million, or 1%, compared to the year ended December 31, 2023. The average yield of money market accounts was 4.71% for the year ended December 31, 2024, which was a 20 basis point increase compared to 4.51% for year ended December 31, 2023.

Interest expense on borrowings increased $67.2 million, or 128%, to $119.7 million for the year ended December 31, 2024 from $52.5 million for the year ended December 31, 2023. The increase in interest was primarily due to an increase of $1.2 billion, or 192%, in the average balance of borrowings of $1.8 billion compared to $627.5 million for the year ended December 31, 2023. The higher level of collateralized borrowing, largely from the FHLB, was primarily due to it being a more cost-effective funding option than utilizing brokered deposits. There was a 184 basis point decrease in the average cost of borrowings to 6.53%, compared to 8.37% for the year ended December 31, 2023.

Included in interest expense on borrowings, our warehouse structured financing agreements provide for additional interest payments for a portion of the earnings generated. As a result, the cost of borrowings increased from a base rate of 6.25% and 8.36%, to an effective rate of 6.53% and 8.37% for the year ended December 31, 2024 and 2023, respectively.

The following table presents, for the periods indicated, information about (i) average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin. Yields have been calculated on a pre-tax basis. Nonaccrual loans are included in loans and loans held for sale.

	Year Ended December 31,					
	2024			2023		
	Average Balance[1]	Interest Inc / Exp	Average Yield / Rate	Average Balance[1]	Interest Inc / Exp	Average Yield / Rate
	(Dollars in thousands)					
Assets:						
Interest-earning deposits, and other interest or dividends	$ 442,426	$ 27,280	6.17 %	$ 240,758	$ 13,828	5.74 %
Securities available for sale	1,030,254	57,480	5.58 %	623,678	21,621	3.47 %
Securities held to maturity	1,337,581	90,075	6.73 %	1,097,414	69,983	6.38 %
Mortgage loans in process of securitization	274,439	14,488	5.28 %	257,683	12,652	4.91 %
Loans and loans held for sale	14,184,363	1,113,397	7.85 %	12,420,869	959,714	7.73 %
Total interest-earning assets	17,269,063	1,302,720	7.54 %	14,640,402	1,077,798	7.36 %
Allowance for credit losses on loans	(78,764)			(57,617)		
Noninterest-earning assets	670,488			495,605		
Total assets	$ 17,860,787			$ 15,078,390		
Liabilities/Equity:						
Interest-bearing checking	$ 5,222,451	240,200	4.60 %	$ 4,717,300	216,484	4.59 %
Savings deposits	159,430	270	0.17 %	239,509	1,251	0.52 %
Money market	2,845,728	133,996	4.71 %	2,805,284	126,422	4.51 %
Certificates of deposit	5,340,340	285,891	5.35 %	4,589,312	233,053	5.08 %
Total interest-bearing deposits	13,567,949	660,357	4.87 %	12,351,405	577,210	4.67 %
Borrowings	1,833,722	119,743	6.53 %	627,516	52,517	8.37 %
Total interest-bearing liabilities	15,401,671	780,100	5.07 %	12,978,921	629,727	4.85 %
Noninterest-bearing deposits	335,954			337,723		
Noninterest-bearing liabilities	223,032			178,261		
Total liabilities	15,960,657			13,494,905		
Equity	1,900,130			1,583,485		
Total liabilities and equity	$ 17,860,787			$ 15,078,390		
Net interest income						
Interest rate spread[2]			2.47 %			2.51 %
Net interest-earning assets	$ 1,867,392			$ 1,661,481		
Net interest margin[3]		$ 522,620	3.03 %		$ 448,071	3.06 %
Average interest-earning assets to average interest-bearing liabilities			112.12 %			112.80 %

(1) Average balances are average daily balances.
(2) Represents the average rate earned on interest-earning assets minus the average rate paid on interest-bearing liabilities.
(3) Represents net interest income (annualized) divided by total average earning assets.

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in weighted average interest rates. The following table sets forth the effects of changing rates and volumes on our net interest income during the periods shown. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Yields have been calculated on a pre-tax basis.

The following table summarizes the increases and decreases in interest income and interest expense resulting from changes in average balances (volume) and changes in average interest rates:

	Year ended December 31, 2024 Compared to Year ended December 31, 2023		
	Increase (Decrease) Due to		
	Volume	Rate	Total
	(In thousands)		
Interest income			
Interest-earning deposits, and other interest or dividends	$ 11,583	$ 1,869	$ 13,452
Securities available for sale	14,095	21,764	35,859
Securities held to maturity	15,316	4,776	20,092
Mortgage loans in process of securitization	823	1,013	1,836
Loans and loans held for sale	136,259	17,424	153,683
Total interest income	178,076	46,846	224,922
Interest expense			
Deposits			
Interest-bearing checking	23,182	534	23,716
Savings deposits	(418)	(563)	(981)
Money market deposits	1,823	5,751	7,574
Certificates of deposit	38,138	14,700	52,838
Total Deposits	62,725	20,422	83,147
Borrowings	100,948	(33,722)	67,226
Total interest expense	163,673	(13,300)	150,373
Net interest income	$ 14,403	$ 60,146	$ 74,549

Provision for Credit Losses. We recorded a total provision for credit losses of $24.3 million for the year ended December 31, 2024, a decrease of $16.0 million, compared to the year ended December 31, 2023.

The $24.3 million total provision for credit losses consisted of $23.7 million for the ACL-Loans, $2.2 million for the ACL-OBCEs, net of $1.0 million for the ACL-Guarantees for the release of reserves related to a loan securitization and $0.6 million for the release of FMBI's ACL-Loans for loans sold.

The ACL-Loans was $84.4 million, or 0.81% of loans receivable at December 31, 2024, compared to $71.8 million, or 0.70% of loans receivable at December 31, 2023. The higher ACL-Loans reflected increases associated with specific reserves, loan growth, and adjustments to qualitative loss factors that were partially offset by charge-offs. Additional details are provided in the ACL-Loans portion of the Comparison of Financial Condition at December 31, 2024 and 2023, and in *Note 1: Nature of Operations and Significant Accounting Policies* and *Note 5: Loans and Allowance for Credit Losses.*

Noninterest Income. Noninterest income of $148.1 million for the year ended December 31, 2024 increased $33.4 million, or 29%, compared to $114.7 million for the year ended December 31, 2023. The increase was primarily due to higher gain on sale, increased loan servicing fees, and higher syndication and asset management fees. The increases were partially offset by a decrease in other noninterest income.

Gain on sale of loans of $62.3 million for the year ended December 31, 2024 increased $14.1 million, or 29%, compared to $48.2 million for the year ended December 31, 2023. The increase in gain on sale of loans reflects the successful execution of the Company's strategy to grow the business segment and to increase non-interest income.

A summary of the gain on sale of loans for the years ended December 31, 2024 and 2023 is below:

	Gain on Sale of Loans For the Years Ended December 31,		
	2024		**2023**
Loan Type:	(In thousands)		
Multi-family	$ 56,834	$	42,979
Single-family	1,907		1,247
Small Business Administration (SBA)	3,534		3,957
Total	$ 62,275	$	48,183

Loan servicing fees of $43.7 million for the year ended December 31, 2024 increased $17.5 million, or 67%, compared to $26.2 million for the year ended December 31, 2023. Loan servicing fees included a $22.7 million positive adjustment to the fair value of servicing rights for the year ended December 31, 2024, compared to a $4.6 million positive adjustment to the fair value of servicing rights for the year ended December 31, 2023.

Syndication and asset management fees of $19.7 million for the year ended December 31, 2024 increased $7.3 million, or 59%, for the year ended December 31, 2024 compared to $12.4 million the year ended December 31, 2023. The increase was attributable to the additional $1.1 billion in equity raised by our LIHTC syndication platform during 2024.

Other noninterest income of $17.0 million for the year ended December 31, 2024 decreased $3.2 million, or 16%, compared to the year ended December 31, 2023. Other noninterest income included a $2.5 million negative adjustment to the fair value of floor derivatives for the year ended December 31, 2024 compared to a $6.6 million positive fair value adjustment for the year ended December 31, 2023. The floor derivatives are associated with arrangements whereby there is a guaranteed minimum interest rate the Company will receive on certain assets bearing variable interest rates. The change in value was driven largely by the change in market interest rates during the period. Also included in other noninterest income were changes in fair value on certain securities available for sale that the Company elected to account for under the fair value option, with changes in fair value reflected in earnings. The Company also has put options associated with these securities that provide protection against any change in value. By design, the fair value adjustments of the securities and the put options should be substantially equal and offsetting. For the year ended December 31, 2024 there was a $17.9 million negative fair value adjustment on the securities that were offset by a $17.9 million positive fair value adjustment on the put options, hence having no net gain or loss recognized. Also see *Note 3: Investment Securities, Note 15: Derivative Financial Instruments*, and *Note 16: Disclosures about Fair Value of Assets and Liabilities*.

Noninterest Expense. Noninterest expense of $223.8 million for the year ended December 31, 2024 increased $49.2 million, or 28%, compared to $174.6 million for the year ended December 31, 2023. The increase was due primarily to a $22.5 million, or 21%, increase in salaries and employee benefits associated with higher commissions on higher production volume and to support business growth, a $12.6 million, or 93% increase in FDIC deposit insurance expenses that reflected the transition in classification to a large bank exceeding $10 billion in assets, an increase in criticized loans, and the growth in assets that increased our base assessment. Also contributing to the increase was a $6.3 million increase in credit risk transfer premium expense associated with ongoing credit default swaps that were executed in March and December 2024.

The efficiency ratio was at 33.37% for the year ended December 31, 2024, compared with 31.03% for the year ended December 31, 2023.

Income Taxes. Provision for income tax of $102.3 million for the year ended December 31, 2024 increased $33.6 million, or 49%, compared to $68.7 million for the year ended December 31, 2023. The increase was primarily due to a $12.2 million tax benefit recorded in 2023 related to tax refunds and changes to state apportionment calculations, as well as higher pre-tax income. The effective tax rate was 24.2% for the year ended December 31, 2024 and 19.7% for the year ended December 31, 2023.

Asset Quality

Although there has been an increase in adversely classified loans, asset values remain strong overall and loans are well-collateralized. Loans are underwritten to strict agency guidelines. We continually strive to strengthen our various levels of credit and risk management.

Total nonperforming loans (nonaccrual and greater than 90 days late but still accruing) were $279.7 million, or 2.68% of total loans receivable, at December 31, 2024, compared to $82.0 million, or 0.80% of total loans receivable, at December 31, 2023. The increase in nonperforming loans compared to both periods was driven by multi-family and healthcare customers with delinquent payments on variable rate loans that have required higher payments largely due to elevated interest rates since origination. The increase was also attributable to the financial deterioration of a few sponsors. Credit quality is expected to improve with the recent reduction in interest rates. After six months of consecutive loan performance, the loans are placed back on accrual status.

As a percentage of nonperforming loans, the ACL-Loans was 30% at December 31, 2024 compared to 87% at December 31, 2023. The decrease in percentage compared to both periods was due to an increase in nonperforming loans, substantially all of which have been individually evaluated for impairment.

In addition to elevated reserves for credit losses on loans compared to December 2023, the Company has been making additional efforts to reduce its credit risk through loan sale and securitization activities since 2019. In April of 2023, as well as March and December of 2024, the Company strategically executed credit protection arrangements through a credit linked note and credit default swaps, totaling $2.9 billion in loans on the closing date, to reduce risk of losses, with incremental coverage ranging from 13-14% of the unpaid principal balances for each arrangement. These loans have credit protection and also have an allowance for credit losses. As of December 31, 2024, the balance of loans in credit protection arrangements was $2.3 billion, compared to $934.6 million as of December 31, 2023.

Total loans greater than 30 days past due were $292.3 million at December 31, 2024 compared to $183.5 million at December 31, 2023. The increase in delinquent loans compared to both periods was primarily driven by multi-family customers with delinquent payments on variable rate loans that have required higher payments due to interest rates remaining at elevated levels.

Loans classified as Special Mention totaled $380.0 million at December 31, 2024 compared to $191.3 million at December 31, 2023. The increase was primarily due to the increase in interest rates for our borrowers and the related levels of net operating income on certain properties in the multi-family and healthcare financing loan portfolios.

Loans classified as Substandard loans totaled $317.3 million at December 31, 2024 compared to $128.6 million at December 31, 2023. The increase was primarily due to the increase in interest rates for our borrowers and the related levels of net operating income on certain properties in the multi-family financing loan portfolio. Substantially all substandard loans as of December 31, 2024 have been evaluated for impairment and these loans have specific reserves of $23.4 million. Although there has been an increase in adversely classified loans, underlying asset values remain strong overall and loans are well-collateralized.

For the year ended December 31, 2024, there were $10.6 million of charge offs primarily related to four customers and $136,000 of recoveries compared to $9.8 million of charge offs and $41,000 of recoveries during the year ended December 31, 2023.

The percentage of commercial real estate loans as a percentage of total Tier I risk-based capital, including the ACL-Loans, has decreased from 455% to 348% for the years ended December 31, 2023 and 2024, respectively.

Operating Segment Analysis for the Years Ended December 31, 2024 and 2023

We operate in three primary segments: Multi-family Mortgage Banking, Mortgage Warehousing, and Banking, as discussed in *"Our Business Segments" of Item 1* and *Note 23: Segment Information*. The reportable segments are consistent with the internal reporting and evaluation of the principal lines of business of the Company.

Our segment financial information was compiled utilizing the policies described in *Note 1: Nature of Operations and Summary of Significant Accounting Policies*, and *Note 23: Segment Information*, included elsewhere in this report. As a result, reported segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Furthermore, changes in management structure or allocation methodologies and procedures may result in future changes to previously reported segment financial data. Transactions between segments consist primarily of borrowed funds and overhead expense sharing. Intersegment interest expense is allocated to the Mortgage Warehousing and Banking segments based on Merchants Bank's cost of funds. The provision for credit losses is allocated based on information included in our ACL-Loans analysis and specific loan data for each segment.

Our segments diversify the net income of Merchants Bank and provide synergies across the segments. Strategic opportunities come from MCC and MCS, where loans are funded by the Banking segment and the Banking segment provides Ginnie Mae custodial services to MCC and MCS. Low-income tax credit syndication and debt fund offerings complement the lending activities of new and existing multi-family mortgage customers. The securities available for sale and held to maturity funded by MCC custodial deposits or purchases of securitized loans originated by MCC are pledged to FHLB to provide advance capacity during periods of high residential loan volume for Mortgage Warehousing. Mortgage Warehousing provides leads to Correspondent Lending in the Banking segment. Retail and commercial customers provide cross selling opportunities within the Banking segment. Merchants Mortgage is a risk mitigant to Mortgage Warehousing because it provides us with a ready platform to sell the underlying collateral to secure repayment. These and other synergies form a part of our strategic plan.

The Other segment presented below, in *Note 23: Segment Information,* and elsewhere in this report includes general and administrative expenses for provision of services to all segments, internal funds transfer pricing offsets resulting from allocations to or from the other segments, certain elimination entries, and investments in low-income housing tax credit limited partnerships or LLC.

The following table presents our primary operating results for our operating segments for the years ended December 31, 2024 and 2023.

	Multi-family Mortgage Banking	Mortgage Warehousing	Banking	Other	Total
Year Ended December 31, 2024			(In thousands)		
Interest income	$ 5,239	$ 391,743	$ 891,490	$ 14,248	$ 1,302,720
Interest expense	80	262,149	521,030	(3,159)	780,100
Net interest income	5,159	129,594	370,460	17,407	522,620
Provision for credit losses	(1,003)	1,466	23,815	—	24,278
Net interest income after provision for credit losses	6,162	128,128	346,645	17,407	498,342
Noninterest income	168,028	3,016	(8,523)	(14,409)	148,112
Noninterest expense	97,913	21,933	62,667	41,299	223,812
Income (loss) before income taxes	76,277	109,211	275,455	(38,301)	422,642
Income taxes	20,380	26,409	65,382	(9,915)	102,256
Net income (loss)	$ 55,897	$ 82,802	$ 210,073	$ (28,386)	$ 320,386
Total assets	$ 479,099	$ 6,000,624	$ 11,761,202	$ 564,807	$ 18,805,732

	Multi-family Mortgage Banking	Mortgage Warehousing	Banking	Other	Total
Year Ended December 31, 2023			(In thousands)		
Interest income	$ 5,718	$ 276,366	$ 789,399	$ 6,315	$ 1,077,798
Interest expense	52	184,486	451,952	(6,763)	629,727
Net interest income	5,666	91,880	337,447	13,078	448,071
Provision for credit losses	—	2,782	37,449	—	40,231
Net interest income after provision for credit losses	5,666	89,098	299,998	13,078	407,840
Noninterest income	123,980	14,315	(12,527)	(11,100)	114,668
Noninterest expense	83,862	14,003	42,811	33,925	174,601
Income (loss) before income taxes	45,784	89,410	244,660	(31,947)	347,907
Income taxes	9,311	15,885	50,262	(6,785)	68,673
Net income (loss)	$ 36,473	$ 73,525	$ 194,398	$ (25,162)	$ 279,234
Total assets	$ 411,097	$ 4,522,175	$ 11,760,943	$ 258,301	$ 16,952,516

Multi-family Mortgage Banking. The Multi-family Mortgage Banking segment reported net income of $55.9 million for the year ended December 31, 2024, an increase of $19.4 million, or 53%, compared to $36.5 million reported for the year ended December 31, 2023. The increase was primarily due to higher noninterest income that was partially offset by increased noninterest expense and provision for income taxes.

The $44.0 million increase in noninterest income reflected a $20.0 million increase in loan servicing fees, a $15.2 million increase in gain on sale of loans, as sales to the secondary market increased, and a $6.2 million increase in syndication and asset management fees.

Loan servicing fees reflected a positive fair market value adjustment of $20.5 million on servicing rights for the year ended December 31, 2024 compared to a positive fair market value adjustment of $3.9 million for the year ended December 31, 2023.

The $15.2 million increase in gain on sale of loans reflects the successful execution of the Company's strategy to grow the business segment and to increase non-interest income.

The $11.1 million increase in provision for income tax expense reflected tax benefits recorded in 2023 related to tax refunds and changes to state apportionment calculations, as well as higher pre-tax income in 2024.

The total volume of loans originated and acquired through our multi-family business was $6.2 billion for the year ended December 31, 2024 and unchanged compared to the year ended December 31, 2023. Loans originated include bridge loans housed in our Banking segment while borrowers await conversion to permanent financing. The volume of bridge loans was $1.9 billion for the year ended December 31, 2024, a decrease of $1.1 billion, or 36%, compared to $3.0 billion for the year ended December 31, 2023. The volume of loans originated and acquired for sale in the secondary market increase by $562.8 million, or 29%, to $2.5 billion, compared to $2.0 billion for the year ended December 31, 2023.

Total assets in the Multi-family segment increased 17%, to $479.1 million at December 31, 2024, compared to $411.1 million at December 31, 2023.

Mortgage Warehousing. The Mortgage Warehousing segment reported net income of $82.8 million for the year ended December 31, 2024, an increase of $9.3 million, or 13%, compared to $73.5 million for the year ended December 31, 2023. The higher net income reflected a $37.7 million increase in net interest income, partially offset by an $11.3 million decrease in noninterest income that primarily reflected a negative fair market value adjustment to certain derivatives.

The volume of loans funded during the year ended December 31, 2024 amounted to $45.6 billion, an increase of $12.6 billion, or 38%, compared to $33.0 billion for the same period in 2023. This compared to the 9% industry increase in single-family residential loan volumes from the year ended December 31, 2024 to the year ended December 31, 2023, according to the Mortgage Bankers Association.

Total assets in the Mortgage Warehousing segment increased 33%, to $6.0 billion, at December 31, 2024, compared to $4.5 billion at December 31, 2023.

Banking. The Banking segment reported net income for the year ended December 31, 2024 of $210.1 million, an increase of $15.7 million, or 8%, compared to $194.4 million for the year ended December 31, 2023. The increase was primarily due to a $33.0 million increase in net interest income from higher balances of multi-family bridge loans and a $4.0 million increase in noninterest income. These were partially offset by a $19.9 million increase in noninterest expense, primarily due to increases deposit insurance expense and credit risk transfer premium expense related to credit default swap agreements executed during 2024.

Noninterest income for the year ended December 31, 2024 included a positive fair market value adjustment of $2.2 million on single-family servicing rights compared to a positive fair market value adjustment of $688,000 for the year ended December 31, 2023.

Total assets in the Banking segment remain unchanged at $11.8 billion at December 31, 2024, compared to December 31, 2023.

See "Our Business Segments," in Item 1 "Business", and Note 23: Segment Information, for further information about our segments.

Financial Condition

As of December 31, 2024, we had approximately $18.8 billion in total assets, $11.9 billion in deposits, $4.4 billion in borrowings and $2.2 billion in total shareholders' equity. Total assets as of December 31, 2024 included approximately $10.4 billion of loans receivable, net of ACL-Loans and $3.8 billion of loans held for sale. There were also $1.7 billion in securities classified as held to maturity, most of which were acquired through loan securitizations. Assets also included $980.1 million in securities available for sale, the majority of which were acquired from a warehouse customer through loan securitizations, and others are match funded with related custodial deposits or required to collateralize our credit-linked notes. There are some restrictions on the types of securities we hold, particularly for those that are funded by certain multi-family custodial deposits where we set the cost of deposits based on the yield of the related security. The $571.3 million in other assets primarily includes low-income housing tax credits and a prepaid expense associated with the January 2, 2025 redemption of the Series B Preferred Stock. Additionally, we had $476.6 million of cash and cash equivalents, $428.2 million of mortgage loans in process of securitization that represent pre-sold multi-family rental real estate loan originations in primarily Ginnie Mae, Fannie Mae, and Freddie Mac mortgage backed securities pending settlements that typically occur within 30 days. Servicing rights at December 31, 2024 were $189.9 million based on the fair value of the loan servicing, which primarily includes Ginnie Mae multi-family servicing rights with 10-year call protection.

Comparison of Financial Condition at December 31, 2024 and 2023

Total Assets. Total assets of $18.8 billion at December 31, 2024 increased 11%, compared to $17.0 billion at December 31, 2023. The increase was due primarily to growth in loans and loans held for sale, as well as an increase in securities held to maturity compared to December 31, 2023, primarily due to the purchase of a security representing healthcare loans sold into a securitization in 2024 that was offset by a decline in loans in the healthcare portfolio that were sold into the securitization. There was also an increase in mortgage loans in process of securitization due to increased activity in the secondary market.

Cash and Cash Equivalents. Cash and cash equivalents of $476.6 million at December 31, 2024 decreased $107.8 million, or 18%, compared to December 31, 2023. Included in cash equivalents was $33.5 million in restricted cash associated with senior credit linked notes described in *Note 1: Nature of Operations and Summary of Significant Accounting Policies* and *Note 14: Borrowings.*

Mortgage Loans in Process of Securitization. Mortgage loans in process of securitization of $428.2 million at December 31, 2024 increased $317.6 million, or 287%, compared to $110.6 million at December 31, 2023. These represent loans that our banking subsidiary, Merchants Bank, has funded and are held pending settlement, primarily as Ginnie Mae, Fannie Mae, and Freddie Mac mortgage-backed securities with a firm investor commitment to purchase the securities. The 287% increase was primarily due to a higher origination volume of loans pending settlement.

Securities Available for Sale. Securities available for sale of $980.1 million at December 31, 2024 decreased $133.6 million, or 12%, compared to $1.1 billion at December 31, 2023. The decrease in securities available for sale was primarily due to $917.8 million in calls, maturities, repayments, sales and other adjustments, partially offset by purchases of $784.2 million during the period.

Included in securities available for sale were $635.9 million and $722.5 million of investment for which a fair value option was elected at December 31, 2024 and 2023, respectively. Fair value option securities represent securities which the Company has elected to carry at fair value and are separately identified on the consolidated balance sheets with changes in the fair value recognized in earnings as they occur.

As of December 31, 2024, AOCL of $0.1 million, related to securities available for sale, decreased $2.4 million, or 95%, compared to accumulated losses of $2.5 million at December 31, 2023. The $0.1 million of AOCL as of December 31, 2024 represented less than 1% of total equity or total securities available for sale.

Securities Held to Maturity. Securities held to maturity of $1.7 billion at December 31, 2024 increased $460.5 million, or 38%, compared to $1.2 billion at December 31, 2023. The increase was primarily due to purchases of $689.8 million, the majority of which was from a security acquired as part of a healthcare loan securitization. This was partially offset by calls, maturities and repayments of securities totaling $229.5 million during the period.

December 31, 2024 (Dollars in thousands)	Due within one year		Due after one but within five years		Due after five but within ten years		Due after ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale:								
Treasury notes	$ 90,006	4.61 %	$ —	— %	$ —	— %	$ —	— %
Federal agencies	—	— %	252,936	4.67 %	—	— %	—	— %
Mortgage-backed - Government Agency [1] - multi-family	—	— %	—	— %	—	— %	1,162	3.51 %
Mortgage-backed - Non-Agency residential - fair value option	—	— %	—	— %	—	— %	430,779	5.06 %
Mortgage-backed - Agency - residential - fair value option	—	— %	—	— %	—	— %	205,167	4.45 %
Total securities available for sale	$ 90,006	4.61 %	$ 252,936	4.67 %	$ —	— %	$ 637,108	4.86 %
Securities held to maturity:								
Mortgage-backed - Non-Agency - multi-family	$ 592,053	6.23 %	$ —	— %	$ —	— %	$ —	— %
Mortgage-backed - Non-Agency - residential	—	— %	—	— %	—	— %	526,242	6.19 %
Mortgage-backed - Non-Agency - healthcare	—	— %	—	— %	534,538	6.12 %	—	—
Mortgage-backed - Agency - multi-family	—	— %	—	— %	—	— %	11,853	3.80 %
Total securities held to maturity	$ 592,053	6.23 %	$ —	— %	$ 534,538	6.12 %	$ 538,095	6.14 %

(1) Agency includes government sponsored entities, such as Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, and FCB.

Loans Held for Sale. Loans held for sale of $3.8 billion at December 31, 2024 increased $626.8 million, or 20%, compared to $3.1 billion at December 31, 2023. The increase in loans held for sale was due primarily to an increase in warehouse participations, as we experienced higher volume. Loans held for sale are comprised primarily of single-family residential real estate loan participations that meet Fannie Mae, Freddie Mac, or Ginnie Mae eligibility. It also includes a growing contribution of multi-family loans that are expected to be sold or securitized within the next year.

Loans Receivable, Net. The following table shows our allocation of loans receivable as of the dates presented:

(Dollars in thousands)	December 31, 2024 Amount	% of Total	December 31, 2023 Amount	% of Total	December 31, 2022 Amount	% of Total
Mortgage warehouse repurchase agreements	$ 1,446,068	14 %	$ 752,468	7 %	$ 464,785	6 %
Residential real estate[(1)]	1,322,853	13 %	1,324,305	13 %	1,178,401	16 %
Multi-family financing	4,624,299	44 %	4,006,160	40 %	3,135,535	43 %
Healthcare financing	1,484,483	14 %	2,356,689	23 %	1,604,341	21 %
Commercial and commercial real estate[(2)(3)]	1,476,211	14 %	1,643,081	16 %	978,661	13 %
Agricultural production and real estate	77,631	1 %	103,150	1 %	95,651	1 %
Consumer and margin	6,843	— %	13,700	— %	13,498	— %
Loans receivable	10,438,388		10,199,553		7,470,872	
ACL-Loans	(84,386)		(71,752)		(44,014)	
Loans receivable, net	$ 10,354,002	100 %	$ 10,127,801	100 %	$ 7,426,858	100 %

(1) Includes $1.2 billion, $1.2 billion, and $1.1 billion of All-in-One© first-lien home equity lines of credit at December 31, 2024, 2023, and 2022, respectively.

(2) Includes $908.9 million, $1.1 billion, and $497.0 million of revolving lines of credit collateralized primarily by mortgage servicing rights as of December 31, 2024, 2023, and 2022, respectively.

(3) Includes only $18.7 million, $8.4 million, and $12.8 million of non-owner occupied commercial real estate as of December 31, 2024, 2023, and 2022, respectively.

Loans receivable, net of ACL-Loans, of $10.4 billion at December 31, 2024, increased $226.2 million, or 2%, compared to $10.1 billion at December 31, 2023. The increase was comprised primarily of:

- an increase of $693.6 million, or 92%, in mortgage warehouse repurchase agreements, to $1.4 billion at December 31, 2024, reflecting higher loan volume from increased sales efforts and market exits or reductions of competitors.

- an increase of $618.1 million, or 15%, in multi-family financing loans, to $4.6 billion at December 31, 2024, reflecting higher origination volume for construction loans generated through multi-family segment that will remain on our balance sheet until they convert to permanent financing or are otherwise paid off over an average of one to three years.

- a decrease of $872.2 million, or 37%, in healthcare financing loans, to $1.5 billion at December 31, 2024, primarily due to the sale of $628.9 million in healthcare loans into a securitization.

- a decrease of $166.9 million, or 10%, in commercial and commercial real estate loans, to $1.5 billion at December 31, 2024.

- residential real estate loans remain unchanged at $1.3 billion at December 31, 2024.

As of December 31, 2024, approximately 94% of the total net loans reprice within three months, which reduces the risk of market rate fluctuations.

The Company is a nationwide lender, especially in our largest portfolios of multi-family and healthcare financing. The tables below provide loans receivable for these two portfolios, including the five highest geographic concentrations.

		December 31, 2024				
	Multi-family				**Healthcare**	
State	**Amount**	**% of Total**	**State**		**Amount**	**% of Total**
	(Dollars in thousands)				(Dollars in thousands)	
Indiana	$ 1,446,658	31 %	Michigan	$	395,867	27 %
New York	482,873	10 %	Ohio		314,475	21 %
Ohio	274,738	6 %	South Carolina		102,500	7 %
California	215,134	5 %	Indiana		102,338	7 %
Texas	185,133	4 %	New Jersey		89,793	6 %
Other states [1]	2,019,763	44 %	Other states [1]		479,510	32 %
Total	$ 4,624,299	100 %		$	1,484,483	100 %

(1) No state included in the "Other states" group has an individual percentage more than the next highest concentration percentage for the specific portfolio of loans.

		December 31, 2023				
	Multi-family				**Healthcare**	
State	**Amount**	**% of Total**	**State**		**Amount**	**% of Total**
	(Dollars in thousands)				(Dollars in thousands)	
Indiana	$ 1,223,496	30 %	Michigan	$	483,448	20 %
New York	441,814	11 %	Ohio		462,432	20 %
Ohio	316,684	8 %	Indiana		208,130	9 %
Texas	234,761	6 %	New Jersey		161,846	7 %
Illinois	199,953	5 %	Florida		107,833	4 %
Other states [1]	1,589,452	40 %	Other states [1]		933,000	40 %
Total	$ 4,006,160	100 %		$	2,356,689	100 %

(1) No state included in the "Other states" group has an individual percentage more than the next highest concentration percentage for the specific portfolio of loans.

The following table presents the contractual maturity distribution of loans receivable at December 31, 2024 and an analysis of these loans that have fixed and floating interest rates. The table does not take into account repricing or other forecast assumptions.

	Maturing Within 1 Year Amount	Maturing 1 to 5 Years Amount	Maturing After 5 to 15 Years Amount	Maturing After 15 Years Amount	Total Amount
			(In thousands)		
Mortgage warehouse repurchase agreements					
Interest rates:					
Fixed	$ —	$ —	$ —	$ —	$ —
Floating	1,422,504	23,564	—	—	1,446,068
Total	$ 1,422,504	$ 23,564	$ —	$ —	$ 1,446,068
Residential real estate					
Interest rates:					
Fixed	$ —	$ —	$ —	$ 440,244	$ 440,244
Floating	494	8,976	12,305	860,834	882,609
Total	$ 494	$ 8,976	$ 12,305	$ 1,301,078	$ 1,322,853
Multi-family financing					
Interest rates:					
Fixed	$ 90,498	$ 13,680	$ 38,985	$ 28,251	$ 171,414
Floating	2,139,981	2,095,453	216,610	841	4,452,885
Total	$ 2,230,479	$ 2,109,133	$ 255,595	$ 29,092	$ 4,624,299
Healthcare financing					
Interest rates:					
Fixed	$ 24,136	$ 30,902	$ —	$ —	$ 55,038
Floating	1,256,474	172,971			1,429,445
Total	$ 1,280,610	$ 203,873	$ —	$ —	$ 1,484,483
Commercial and commercial real estate					
Interest rates:					
Fixed	$ 4,024	$ 9,689	$ 3,063	$ 1,166	$ 17,942
Floating	727,984	587,034	113,937	29,314	1,458,269
Total	$ 732,008	$ 596,723	$ 117,000	$ 30,480	$ 1,476,211
Agricultural production and real estate					
Interest rates:					
Fixed	$ 11,998	$ 10,789	$ 3,277	$ 6,381	$ 32,445
Floating	5,391	2,402	8,530	28,863	45,186
Total	$ 17,389	$ 13,191	$ 11,807	$ 35,244	$ 77,631
Consumer and margin					
Interest rates:					
Fixed	$ 14	$ 617	$ —	$ —	$ 631
Floating	2,011	4,201	—	—	6,212
Total	$ 2,025	$ 4,818	$ —	$ —	$ 6,843
Total					
Interest rates:					
Fixed	$ 130,670	$ 65,677	$ 45,325	$ 476,042	$ 717,714
Floating	5,554,839	2,894,601	351,382	919,852	9,720,674
Total loans receivable	$ 5,685,509	$ 2,960,278	$ 396,707	$ 1,395,894	$ 10,438,388

ACL-Loans. The following table presents an analysis of the ACL-Loans for the periods presented:

(Dollars in thousands)	At or For the Year Ended December 31, 2024	2023	2022
Balance at beginning of period	$ 71,752	$ 44,014	$ 31,344
Less charge-offs:			
Residential real estate	—	(34)	(4)
Multi-family financing	(5,282)	(8,400)	—
Healthcare financing	(3,095)	—	—
Commercial and commercial real estate	(2,210)	(1,356)	(1,238)
Consumer and margin	—	(1)	(15)
Total charge-offs	(10,587)	(9,791)	(1,257)
Plus recoveries:			
Residential real estate	14	—	—
Multi-family financing	46	—	—
Commercial and commercial real estate	76	41	746
Consumer and margin	—	—	7
Total recoveries	136	41	753
Net (charge-offs) recoveries	(10,451)	(9,750)	(504)
Transfers out:			
FMBI's ACL for loans sold	(593)	—	—
Impact of adopting CECL	—	—	(299)
Provision for credit losses	23,678	37,488	13,473
Balance at end of period	$ 84,386	$ 71,752	$ 44,014
Ratios:			
Total net charge-offs to total average loans and loans held for sale	(0.07)%	(0.08)%	(0.01)%
Net charge-offs to average loans outstanding: Multi-family financing	(0.12)%	(0.24)%	— %
Net charge-offs to average loans outstanding: Healthcare financing	(0.16)%	— %	— %
Net charge-offs to average loans outstanding: Commercial and commercial real estate	(0.14)%	(0.10)%	(0.07)%
Net charge-offs to average loans outstanding: Consumer and margin	— %	(0.01)%	(0.06)%
Allowance for credit losses to nonperforming loans at end of period	30.17 %	87.49 %	164.95 %
Allowance for credit losses to total loans receivable at end of period	0.81 %	0.70 %	0.59 %

The following table presents an analysis of the ACL-Loans for the periods presented:

(Dollars in thousands)	At December 31, 2024 Amount	Percent of Allowance to Loans Receivable	Percent of Loans in Category to Loans Receivable	2023 Amount	Percent of Allowance to Loans Receivable	Percent of Loans in Category to Loans Receivable	2022 Amount	Percent of Allowance to Loans Receivable	Percent of Loans in Category to Loans Receivable
Mortgage warehouse repurchase agreements	$ 3,816	5 %	14 %	$ 2,070	3 %	7 %	$ 1,249	3 %	6 %
Residential real estate	5,942	7 %	13 %	7,323	10 %	13 %	7,029	16 %	16 %
Multi-family financing	55,126	65 %	44 %	26,874	38 %	40 %	16,781	39 %	43 %
Healthcare financing	8,562	10 %	14 %	22,454	31 %	23 %	9,882	22 %	21 %
Commercial and commercial real estate	10,293	12 %	14 %	12,243	17 %	16 %	8,326	19 %	13 %
Agricultural production and real estate	539	1 %	1 %	619	1 %	1 %	565	1 %	1 %
Consumer and margin	108	- %	- %	169	- %	- %	182	- %	- %
Total allowance for credit losses	$ 84,386	100 %	100 %	$ 71,752	100 %	100 %	$ 44,014	100 %	100 %

The following table sets forth the amounts of nonperforming loans and nonperforming assets at the dates indicated:

(Dollars in thousands)	At December 31, 2024	2023	2022
Nonaccrual loans:			
Mortgage warehouse repurchase agreements	$ —	$ —	$ —
Residential real estate	6,154	1,486	245
Multi-family financing	201,508	39,608	—
Healthcare financing	69,001	28,783	21,783
Commercial and commercial real estate	3,047	3,820	4,390
Agricultural production and real estate	6	147	147
Consumer and margin	—	3	6
Total	279,716	73,847	26,571
Accruing loans 90 days or more past due:			
Residential real estate	—	894	96
Healthcare financing	—	7,216	—
Commercial and commercial real estate	—	43	—
Agricultural production and real estate	6	—	—
Consumer and margin	—	15	16
Total	6	8,168	112
Total nonperforming loans	$ 279,722	$ 82,015	$ 26,683
Real estate owned	8,209	—	—
Total nonperforming assets	$ 287,931	$ 82,015	$ 26,683
Modifications/TDR[1]:			
Multi-family financing	$ 92,184	$ —	$ —
Healthcare financing	13,961	—	—
Commercial and commercial real estate	—	3,533	3,533
Total	$ 106,145	$ 3,533	$ 3,778
Ratios:			
Total nonperforming loans to total loans	2.68 %	0.80 %	0.36 %
Total nonperforming loans to total assets	1.49 %	0.48 %	0.21 %
Total nonperforming assets to total assets	1.53 %	0.48 %	0.21 %

(1) On January 1, 2023, the Company adopted FASB ASU No. 2022-02, Financial Instruments – Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures, which eliminates the recognition and measurement of a TDR. The Company adopted the prospective approach for this new guidance. See *Note 5: Loans and Allowance for Credit Losses on Loans.*

The ACL-Loans of $84.4 million at December 31, 2024 increased $12.6 million, or 18%, compared to $71.8 million at December 31, 2023, reflecting an $16.7 million net increase in specific reserves, primarily related to five customers, and loan growth in multi-family loan portfolios. This increase was partially offset by lower loan balances due to the securitization of healthcare loans, which reduced the allowance by approximately $4.4 million.

Also influencing the overall level of the ACL-Loans is our differentiated strategy to typically hold loans with shorter durations while maintaining agency underwriting standards that enable us to sell or refinance the majority of our loans under agency and government programs.

The $84.4 million allowance for credit losses on loans as of December 31, 2024, compared to the net charge offs of $10.5 million over the last twelve months ended December 31, 2024, could absorb eight years of losses, assuming recent loss levels continue.

Premises and Equipment, Net. Premises and equipment, net, of $58.6 million at December 31, 2024 increased $16.3 million, or 38%, compared to $42.3 million at December 31, 2023. The increase was primarily due to an increase in work in process as we expand our headquarters to support business growth.

Goodwill. Goodwill of $8.0 million at December 31, 2024 decreased $7.8 million, or 49%, compared to $15.8 million at December 31, 2023. The goodwill associated with FMBI was extinguished upon the sale of their branches to unaffiliated third parties on January 26, 2024.

Servicing Rights. Servicing rights of $189.9 million at December 31, 2024 increased $31.5 million, or 20%, compared to December 31, 2023. During the year ended December 31, 2024, originated servicing of $18.7 million and a positive fair market value adjustment of $22.7 million were partially offset by paydowns of $9.9 million. The $22.7 million positive fair market value adjustment consisted of a positive fair market value adjustment of $20.5 million for multi-family and healthcare mortgages and a positive fair market value adjustment of $2.2 million for single-family mortgages and SBA loans during the year ended December 31, 2024.

Servicing rights are recognized in connection with sales of loans when we retain servicing of the sold loans. The servicing rights are recorded and carried at fair value. The fair value increase recorded during the year ended December 31, 2024 was driven by higher interest rates that impacted fair market value adjustments. The value of servicing rights generally increases in rising interest rate environments and declines in falling interest rate environments due to expected prepayments and earnings rates on escrow deposits.

Other Assets and Receivables. Other assets and receivables of $571.3 million at December 31, 2024 increased $264.2 million, or 86%, compared to $307.1 million at December 31, 2023. The 86% increase in other assets and receivables was primarily due to investments and receivables associated with low-income housing tax credit investments and prepaid assets associated with the January 2, 2025 redemption of Series B Preferred Stock.

Deposits. Deposits of $11.9 billion at December 31, 2024 decreased $2.1 billion, or 15%, compared to $14.1 billion at December 31, 2023. The 15% decrease in total deposits was primarily due to a $1.2 billion decrease in certificates of deposit and a $1.3 billion decrease in demand deposits and a decrease, partially offset by an increase of $450.0 million in savings deposits.   As of December 31, 2024, approximately 79% of the total deposits reprice within three months.

(Dollars in thousands)	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023		For the Year Ended December 31, 2022	
	Amount	%	Amount	%	Amount	%
Brokered deposits	$ 2,534,078	21.3%	$ 5,970,644	42.5%	$ 2,762,743	27.4%
Core deposits	9,385,898	78.7%	8,090,816	57.5%	7,308,602	72.6%
Total	$ 11,919,976	100.0%	$ 14,061,460	100.0%	$ 10,071,345	100.0%

Core deposits increased by $1.3 billion, or 16%, to $9.4 billion at December 31, 2024 compared to December 31, 2023. Core deposits represented 79% of total deposits at December 31, 2024 compared to 58% of total deposits at December 31, 2023.

We have decreased our use of total brokered deposits by $3.4 billion, or 58%, to $2.5 billion at December 31, 2024 compared to December 31, 2023. Brokered deposits represented 21% of total deposits at December 31, 2024, compared to 42% of total deposits at December 31, 2023.

- Brokered certificates of deposit accounts decreased $1.9 billion to $2.5 billion at December 31, 2024 from December 31, 2023.

- Brokered demand deposit accounts decreased $1.5 billion, to zero at December 31, 2024 from December 31, 2023.

- Brokered savings deposits increased $0.3 million, to $0.9 million at December 31, 2024 from $0.6 million at December 31, 2023.

Interest-bearing deposits decreased $1.9 billion, or 14%, to $11.7 billion at December 31, 2024 compared to December 31, 2023, and noninterest-bearing deposits decreased $281.1 million, or 54%, to $239.0 million at December 31, 2024 compared to December 31, 2023.

Uninsured deposits totaled approximately $2.8 billion as of December 31, 2024, representing less than 24% of total deposits. Since 2018, the Company has offered its customers an opportunity to insure balances in excess of $250,000 through our insured cash sweep program that extends FDIC protection up to $100 million. The balance of deposits in this program was $1.6 billion as of December 31, 2024 and 2023.

The following tables show the average balance amounts and the average contractual rates paid on our deposits for the periods indicated:

(Dollars in thousands)	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023		For the Year Ended December 31, 2022	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing demand	$ 335,954	— %	$ 337,723	— %	$ 453,387	— %
Interest-bearing demand	5,222,451	4.60 %	4,717,300	4.59 %	4,149,942	1.66 %
Money market savings	2,845,728	4.71 %	2,805,284	4.51 %	2,651,532	1.84 %
Savings	159,430	0.17 %	239,509	0.52 %	240,481	0.23 %
Certificates of deposit	5,340,340	5.35 %	4,589,312	5.08 %	1,561,261	2.00 %
Total	$ 13,903,903	4.75 %	$ 12,689,128	4.55 %	$ 9,056,603	1.65 %

The following table shows time deposits of $250,000 or more by time remaining until maturity:

(Dollars in thousands)	At December 31, 2024
Three months or less	$ 152,176
Over three months through six months	131,586
Over six months through one year	341,378
Over one year to three years	69,634
Over three years	—
Total	$ 694,774

Borrowings. Borrowings of $4.4 billion at December 31, 2024 increased $3.4 billion, or 355%, from $964.1 million at December 31, 2023. The increase was primarily due to $3.4 billion in additional FHLB advances. The higher level of collateralized borrowing was primarily due to it being a more cost-effective funding option than utilizing brokered deposits. The Company primarily utilizes borrowing facilities from the FHLB, the Federal Reserve's discount window, and AFX, using the most cost-effective options available. See *Note 14: Borrowings* for further information.

The Company continues to have significant borrowing capacity based on available collateral. As of December 31, 2024, unused lines of credit totaled $4.3 billion, compared to $6.0 billion at December 31, 2023. The Company's ratio of total collateralized borrowing capacity to total assets increased from 40% as of December 31, 2023 compared to 46% as of December 31, 2024.

The following table sets forth certain information regarding our borrowings at the dates and for the periods indicated:

(Dollars in thousands)	At or For the Years Ended December 31,		
	2024	2023	2022
Balance at end of period	$ 4,386,122	$ 964,127	$ 930,392
Average balance during period	1,833,722	627,516	594,423
Maximum outstanding at any month end	4,386,122	1,654,075	1,440,904
Weighted average interest rate at end of period[1]	4.82 %	7.51 %	4.06 %
Average interest rate during period	6.53 %	8.37 %	2.13 %

(1) The weighted-average interest rate at the end of the period reflects the stated interest rates on the borrowings.

Other Liabilities. Other liabilities of $231.0 million at December 31, 2024 increased $25.1 million, or 12%, compared to $205.9 million at December 31, 2023. The 12% increase in other liabilities was primarily unfunded commitments for low-income housing credit investments partially offset by a change in the valuation for back-to-back swap derivatives.

Total Shareholders' Equity. Shareholders' equity was $2.2 billion as of December 31, 2024, compared to $1.7 billion as of December 31, 2023. The $542.2 million, or 32%, increase resulted primarily from net income of $320.4 million and net proceeds of $222.7 million from a preferred stock offering, $97.7 million from a common stock offering, which was partially offset by redemption of 7% Series A Preferred Stock for $52.0 million and dividends paid on common and preferred shares of $51.2 million during the period.

Liquidity and Capital Resources

Liquidity

Our primary sources of funds are business and consumer deposits, escrow and custodial deposits, borrowings, brokered deposits, principal and interest payments on loans, interest on investment securities, and proceeds from sale of loans. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions, and competition.

At December 31, 2024, based on collateral, we had $4.3 billion in available unused borrowing capacity with the FHLB and the Federal Reserve discount window. This compared to $6.0 billion at December 31, 2023. While the amounts available fluctuate daily, we also had available capacity lines through our membership in the AFX. This liquidity enhances the ability to effectively manage interest expense and asset levels in the future.

The Company's most liquid assets are in cash, short-term investments, including interest-bearing demand deposits, mortgage loans in process of securitization, loans held for sale, and warehouse lines of credit included in loans receivable. Taken together with its unused borrowing capacity of $4.3 billion described above, these totaled $10.4 billion, or 55%, of its $18.8 billion total assets at December 31, 2024. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.

Our liquid assets and borrowing capacity significantly exceed our uninsured deposits. Uninsured deposits represent 24% of total deposits. Our line of credit with the Federal Reserve Bank of Chicago, alone, could fund 111% of uninsured deposits. Since 2018, the Company has offered its customers an opportunity to insure balances in excess of $250,000 through our insured cash sweep program that extends FDIC protection up to $100 million. The balance of deposits in this program was $1.6 billion and $1.6 billion as of December 31, 2024 and 2023, respectively.

The Company's investment portfolio has minimal levels of unrealized losses and management does not anticipate a need to sell securities for liquidity purposes at a loss. As of December 31, 2024, AOCL of $0.1 million, related to securities available for sale, decreased $2.4 million, or 95%, compared to accumulated losses of $2.5 million as of December 31, 2023. The $0.1 million of AOCL as of December 31, 2024 represented less than 1% of total equity or total securities available for sale.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. Net cash used in operating activities was $(835.3) million and $(356.4) million for the years ended December 31, 2024 and 2023, respectively. Net cash used in investing activities, which consists primarily of net change in loans receivable and purchases, sales and maturities of investment securities and loans, was $(874.3) million and $(3.3) billion for the years ended December 31, 2024 and 2023, respectively. Net cash provided by financing activities, which is comprised primarily of borrowing activities and net change in deposits was $1.6 billion and $4.0 billion for the years ended December 31, 2024 and 2023, respectively.

Certificates of deposit that are scheduled to mature in less than one year from December 31, 2024 totaled $3.8 billion, or 98%, of total certificates of deposit. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may decide to utilize FHLB advances, the Federal Reserve discount window, brokered deposits, or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, lines of credit and standby letters of credit.

At December 31, 2024, we had $4.7 billion in outstanding commitments to extend credit that are subject to credit risk and $3.7 billion in outstanding commitments subject to certain performance criteria and cancellation by the Company, including loans pending closing, unfunded construction draws, and unfunded warehouse repurchase agreements. We anticipate that we will have sufficient funds available to meet our current loan origination commitments. Additionally, the Company's business model is designed to continuously sell a significant portion of its loans, which provides flexibility in managing its liquidity.

For more information about our loan commitments, unused lines of credit and standby letters of credit, see *Note 26: Commitments, Credit Risk, and Contingencies*.

Capital Resources

The access to and cost of funding new business initiatives, the ability to engage in expanded business activities, the ability to pay dividends, the level of deposit insurance costs and the level and nature of regulatory oversight depend, in part, on our capital position. The Company has demonstrated its ability to raise capital or utilize securitization transactions to free up capital as needed.

The assessment of capital adequacy depends on a number of factors, including asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. We seek to maintain a strong capital base to support our growth and expansion activities, to provide stability to our current operations and to promote public confidence in our Company.

Shareholders' Equity. Shareholders' equity was $2.2 billion as of December 31, 2024, compared to $1.7 billion as of December 31, 2023. The $542.2 million, or 32%, increase resulted primarily from net income of $320.4 million, net proceeds of $222.7 million from a preferred stock offering, and $97.7 million from a common stock offering, which was partially offset by redemption of 7% Series A Preferred Stock for $52.0 million and dividends paid on common and preferred shares of $51.2 million during the period.

The Company redeemed all outstanding shares of the Series A Preferred Stock on April 1, 2024 for $52.0 million at a price equal to the liquidation preference of $25 per share, using cash on hand.

On October 1, 2024, the dividends on the Series B Preferred Stock started to accrue at a floating rate of 3-month SOFR plus 4.831% and were to reset quarterly. The rate was 9.42% for the three months ended December 31 2024.

The Company redeemed all outstanding shares of the Series B Preferred Stock on January 2, 2025, at a price equal to the liquidation preference of $1,000 per share (equivalent to $25 per depositary share), or $125.0 million, using cash on hand. As of the redemption date the Series B Preferred Stock did not have any accrued, but unpaid dividends.

7.625% Series E Preferred Stock. On November 25, 2024, the Company issued 9,200,000 depositary shares, each representing a 1/40th interest in a share of its 7.625% Fixed Rate Reset Series E Non-Cumulative Perpetual Preferred Stock, without par value, and with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). The aggregate gross offering proceeds for the shares issued by the Company was $230.0 million, and after deducting underwriting discounts and commissions and offering expenses of approximately $7.3 million paid to third parties, the Company received total net proceeds of $222.7 million.

The Series E Preferred Stock have no voting rights with respect to matters that generally require the approval of our common shareholders. Dividends on the Series E Preferred Stock, to the extent declared by the Company's board, are payable quarterly. The Company may redeem the Series E Preferred Stock, in whole or in part, at its option, on any dividend payment date on or after January 1, 2030, subject to the approval of the appropriate federal banking agency, at the liquidation preference, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Dividends declared for preferred shareholders in 2024 totaled $34.9 million. After the redemption of Series B preferred stock in January, $10.3 million in dividends are expected be declared to preferred shareholders in the first quarter of 2025. For more information, see *Note 18: Preferred Stock*.

Common Shares/Dividends. On May 13, 2024, the Company issued 2.4 million shares of the Company's common stock, without par value, at a public offering price of $43.00 per share in an underwritten public offering. The aggregate gross offering proceeds for the shares issued by the Company was $103.2 million, and after deducting underwriting discounts, commissions, and offering expenses of $5.5 million paid to third parties, the Company received total net proceeds of $97.7 million.

As of December 31, 2024, the Company had 45,767,166 common shares issued and outstanding. The Board declared a quarterly dividend of $0.09 per share in each quarter of 2024 and expects to raise its dividend in 2025. The Board declared a quarterly dividend of $0.10 per share for the first quarter of 2025.

Capital Adequacy.

The following tables present the Company's capital ratios at December 31, 2024 and 2023.

	Actual		Minimum Amount to be Well Capitalized with Basel III Buffer[1]		Minimum Amount To Be Well Capitalized[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2024						
Total capital[1] (to risk-weighted assets)						
Company	$ 2,334,479	13.9 %	$ 1,767,835	10.5 %	$ —	N/A %
Merchants Bank	2,165,193	12.9 %	1,763,982	10.5 %	1,679,983	10.0 %
Tier I capital[1] (to risk-weighted assets)						
Company	2,234,658	13.3 %	1,431,105	8.5 %	—	N/A %
Merchants Bank	2,065,372	12.3 %	1,427,985	8.5 %	1,343,986	8.0 %
Common Equity Tier I capital[1] (to risk-weighted assets)						
Company	1,562,524	9.3 %	1,178,557	7.0 %	—	N/A %
Merchants Bank	2,065,372	12.3 %	1,175,988	7.0 %	1,091,989	6.5 %
Tier I capital[1] (to average assets)						
Company	2,234,658	12.1 %	925,180	5.0 %	—	N/A %
Merchants Bank	2,065,372	11.2 %	922,006	5.0 %	922,006	5.0 %

(1) As defined by regulatory agencies.

	Actual		Minimum Amount to be Well Capitalized with Basel III Buffer[1]		Minimum Amount To Be Well Capitalized[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2023						
Total capital[1] (to risk-weighted assets)						
Company	$ 1,772,195	11.6 %	$ 1,598,260	10.5 %	$ —	N/A %
Merchants Bank	1,724,505	11.5 %	1,577,434	10.5 %	1,502,318	10.0 %
FMBI	40,613	21.1 %	20,209	10.5 %	19,247	10.0 %
Tier I capital[1] (to risk-weighted assets)						
Company	1,686,202	11.1 %	1,293,830	8.5 %	—	N/A %
Merchants Bank	1,639,171	10.9 %	1,276,970	8.5 %	1,201,854	8.0 %
FMBI	39,953	20.8 %	16,360	8.5 %	15,398	8.0 %
Common Equity Tier I capital[1] (to risk-weighted assets)						
Company	1,186,594	7.8 %	1,065,507	7.0 %	—	N/A %
Merchants Bank	1,639,171	10.9 %	1,051,623	7.0 %	976,507	6.5 %
FMBI	39,953	20.8 %	13,473	7.0 %	12,511	6.5 %
Tier I capital[1] (to average assets)						
Company	1,686,202	10.1 %	832,706	5.0 %	—	N/A %
Merchants Bank	1,639,171	10.1 %	815,191	5.0 %	815,191	5.0 %
FMBI	39,953	11.5 %	17,391	5.0 %	17,391	5.0 %

(1)   As defined by regulatory agencies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Merchants Bank to maintain minimum amounts and ratios (set forth in the table above). Management believes, as of December 31, 2024 and December 31, 2023, that the Company and Merchants Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2024 and December 31, 2023, the most recent notifications from the Federal Reserve categorized the Company as well capitalized and most recent notifications from the FDIC categorized Merchants Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or Merchants Bank's category.

FMBI was subject to these measures prior to the sale of its branches and the merger of its remaining charter into Merchants Bank in January 2024. As of December 31, 2023, FMBI met all capital adequacy requirements (as set forth in the table above). The FDIC categorized FMBI as well capitalized at that time and there are no conditions or events since that notification that management believes would have changed that category.

Contractual obligations

The following table summarizes aggregated information about our outstanding contractual obligations and other long-term liabilities as of December 31, 2024. The payment amounts represent those amounts contractually due to the recipients.

		Payments Due by Period			
	Total	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years
			(In thousands)		
Deposits without a stated maturity	$ 8,001,487	$ 8,001,487	$ —	$ —	$ —
Time deposits	3,918,489	3,821,474	97,015	—	—
Borrowings	4,386,122	4,215,759	77,801	84,628	7,934
Operating lease obligations	10,062	2,321	4,496	2,698	547
Total	$ 16,316,160	$ 16,041,041	$ 179,312	$ 87,326	$ 8,481

Also see *Note 1: Nature of Operations and Summary of Significant Accounting Policies, Note 6: Premises and Equipment, Note 10: Leases, Note 13: Deposits, Note 14: Borrowings,* and *Note 26: Commitments, Credit Risk, and Contingencies* as of December 31, 2024.

Critical Accounting Policies and Estimates

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with GAAP. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The following represent our critical accounting policies:

ACL-Loans. The Company adopted CECL on January 1, 2022. CECL replaced the previous "Allowance for Loan and Lease Losses" standard for measuring credit losses. Upon adoption of CECL, the difference in the two measurements was recorded in the ACL-Loans and retained earnings.

The ACL-Loans is the Company's estimate of current expected life of loan credit losses. Loans receivable is presented net of the allowance to reflect the principal balance expected to be collected over the contractual term of the loans. This life of loan allowance is established through a provision for credit losses charged to net interest income as loans are recorded in the financial statements. The provision for a reporting period also reflects increases or decreases in the allowance related to changes in credit loss expectations. Actual credit losses are charged against the allowance when management believes the uncollectability of a loan balance, or a portion thereof, is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The ACL-Loans is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans considering relevant available information from internal and external sources, including historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. The allowance also incorporates reasonable and supportable forecasts. There have been no changes to the credit quality components used to assess risk during the twelve months ended December 31, 2024. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The level of the ACL is believed to be adequate to absorb current expected future losses in the loan portfolio as of the measurement date.

The ACL-Loans consists of individually evaluated loans and pooled loan components. The Company's primary portfolio segmentation is by segmenting loans with similar risk characteristics. Loan characteristics used in determining the segmentation include the underlying collateral, type or purpose of the loan, and expected credit loss patterns. Loans risk graded substandard and worse are individually evaluated for expected credit losses. For individually evaluated loans that are collateral dependent, the Company may use the fair value of the collateral, less estimated costs to sell, as a practical expedient as of the reporting date to determine the carrying amount of an asset and the allowance for credit losses, as applicable. A loan is considered to be collateral dependent when repayment is expected to be provided substantially through the operation or the sale of the collateral when the borrower is experiencing financial difficulty as of the reporting date.

Additional information regarding ACL-Loans estimates can be found in *Note 1: Nature of Operations and Summary of Significant Accounting Policies and Note 5: Loans and Allowance for Credit Losses on Loans.*

Servicing Rights. Servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Servicing rights resulting from the sale or securitization of loans originated by us are initially measured at fair value at the date of transfer. We have elected to initially and subsequently measure the servicing rights for mortgage loans using the fair value method. Under the fair value method, the servicing rights are carried on the balance sheet at fair value and the changes in fair value are reported in earnings in the period in which the changes occur.

Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model is from an independent third party and it incorporates assumptions that market participants would use in estimating future net servicing cash flows, such as the cost to service, the discount rate, the custodial assets earnings rate, an inflation rate, ancillary income, prepayment speeds, prepayment penalties, and default rates and losses. We review the reasonableness of the assumptions and the methodology to ensure the estimated fair value complies with GAAP. These variables change from quarter to quarter as market conditions and projected interest rates change and may have an adverse impact on the value of the mortgage-servicing right and may result in a reduction to noninterest income.

Fair Value Measurements. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. We estimate the fair value of a financial instrument and any related asset impairment using a variety of valuation methods. Where financial instruments are actively traded and have quoted market prices, quoted market prices are used for fair value. When the financial instruments are not actively traded, other observable market inputs, such as quoted prices of securities with similar characteristics, may be used, if available, to determine fair value. When observable market prices do not exist, we estimate fair value. These estimates are subjective in nature and imprecision in estimating these factors can impact the amount of gain or loss recorded. A more detailed description of the fair values measured at each level of the fair value hierarchy and the methodology utilized by us can be found in *Note 16: Disclosures About Fair Value of Assets and Liabilities*.

Recently Issued Accounting Pronouncements

For a discussion of the expected impact of accounting pronouncements recently issued but not adopted by us as of December 31, 2024, see *Note 1: Nature of Operations and Summary of Significant Accounting Policies*.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market Risk. Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. We have identified two primary sources of market risk: interest rate risk and price risk related to market demand.

Interest Rate Risk

Overview. Interest rate risk is the risk to earnings and value arising from changes in market interest rates. Interest rate risk arises from timing differences in the repricings and maturities of interest-earning assets and interest-bearing liabilities (reprice risk), changes in the expected maturities of assets and liabilities arising from embedded options, such as borrowers' ability to prepay residential mortgage loans at any time and depositors' ability to redeem certificates of deposit before maturity (option risk), changes in the shape of the yield curve where interest rates increase or decrease in a nonparallel fashion (yield curve risk), and changes in spread relationships between different yield curves, such as U.S. Treasuries or SOFR.

Our business consists of funding low risk, multi-family, residential, SBA loans, and warehouse repurchase agreements, meeting underwriting standards of government programs under an originate to sell model, and retaining adjustable-rate loans as held for investment to reduce interest rate risk.

Our Asset-Liability Committee, or ALCO, is a management committee that manages our interest rate risk within policy limits established by our board of directors. In general, we seek to minimize the impact of changing interest rates on net interest income and the economic values of assets and liabilities. Our ALCO meets quarterly, at a minimum, to monitor the level of interest rate risk sensitivity to ensure compliance with the board of directors' approved risk limits. Additionally, the Risk Committee of our Board meets quarterly, in conjunction with Board meetings, to assess risks associated with interest rate sensitivity.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints.

An asset sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate higher net interest income, as rates earned on our interest-earning assets would reprice upward more quickly than rates paid on our interest-bearing liabilities, thus expanding our net interest margin. Conversely, a liability sensitive position refers to a balance sheet position in which an increase in short-term interest rates is expected to generate lower net interest income, as rates paid on our interest-bearing liabilities would reprice upward more quickly than rates earned on our interest-earning assets, thus compressing our net interest margin.

Income Simulation and Economic Value Analysis. Interest rate risk measurement is calculated and reported to the ALCO at least quarterly. The information reported includes period-end results and identifies any policy limits exceeded, along with an assessment of the policy limit breach and the action plan and timeline for resolution, mitigation, or assumption of the risk.

We use two approaches to model interest rate risk: Net Interest Income at Risk (NII at Risk) and Economic Value of Equity ("EVE"). Under NII at Risk, net interest income is modeled utilizing various assumptions for assets, liabilities, and derivatives and excludes non-interest income. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change. EVE is a period end measurement.

We report NII at Risk to isolate the change in income related solely to interest earning assets and interest-bearing liabilities. The NII at Risk results reflect the analysis used quarterly by management. It models gradual −200, −100, +100 and +200 basis point parallel shifts in market interest rates, implied by the forward yield curve over the next one-year period.

The following table presents NII at Risk for Merchants Bank as of December 31, 2024, 2023, and 2022:

	Net Interest Income Sensitivity Twelve Months Forward			
	- 200	- 100	+ 100	+ 200
	(Dollars in thousands)			
December 31, 2024:				
Dollar change	$ (63,859)	$ (34,202)	$ 34,088	$ 68,263
Percent change	(12.2)%	(6.5)%	6.5 %	13.1 %
December 31, 2023:				
Dollar change	$ (73,311)	$ (36,576)	$ 29,601	$ 57,294
Percent change	(15.0)%	(7.5)%	6.0 %	11.7 %
December 31, 2022:				
Dollar change	$ (96,861)	$ (48,581)	$ 37,232	$ 74,094
Percent change	(23.8)%	(11.9)%	9.2 %	18.2 %

Our interest rate risk management policy objective is to limit the change in our net interest income to 20% for a +/- 100 basis point move in interest rates, and 30% for a +/- 200 basis point move in rates. At the years ended December 31, 2024, 2023, and 2022 we are within policy limits set by our board of directors for the −200, −100, +100, and +200 basis point scenarios.

The EVE results for Merchants Bank included in the following table reflect the analysis used quarterly by management. It models immediate −200, −100, +100, and +200 basis point parallel shifts in market interest rates.

	Economic Value of Equity Sensitivity (Shock)			
	Immediate Change in Rates			
	- 200	- 100	+ 100	+ 200
	(Dollars in thousands)			
December 31, 2024:				
Dollar change	$ 12,188	$ 14,762	$ (1,118)	$ (2,990)
Percent change	0.6 %	0.7 %	(0.1)%	(0.1)%
December 31, 2023:				
Dollar change	$ 180,864	$ 92,793	$ (34,800)	$ (79,455)
Percent change	10.8 %	5.5 %	(2.1)%	(4.7)%
December 31, 2022:				
Dollar change	$ 22,855	$ 11,640	$ (10,925)	$ (26,385)
Percent change	1.6 %	0.8 %	(0.8)%	(1.9)%

Our interest rate risk management policy objective is to limit the change in our EVE to 15% for a +/- 100 basis point move in interest rates, and 20% for a +/- 200 basis point move in rates. We are within policy limits set by our board of directors for the −200, −100, +100, and +200 basis point scenarios. The EVE reported at December 31, 2024 projects that as interest rates increase (decrease) immediately, the economic value of equity position will be expected to decrease (increase). When interest rates rise, fixed rate assets generally lose economic value; the longer the duration, the greater the value lost. The opposite is true when interest rates fall.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements of
Merchants Bancorp

***

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
Merchants Bancorp
Carmel, Indiana

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Merchants Bancorp (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Loans

The Company's loan portfolio totaled $10.4 billion as of December 31, 2024, and the associated allowance for credit losses (ACL) on loans was $84.4 million.   As discussed in Notes 1 and 5 to the financial statements, the ACL related to loans presented net against the loans receivable to reflect the principal balance expected to be collected over the contractual terms of the loans. The amount of the ACL represented management's best estimate of current expected life of loans credit losses considering all relevant available information from internal and external sources.

In calculating the ACL, loans consist of individually evaluated loans and pooled loan components. The Company's primary portfolio segmentation is by loans with similar risk characteristics. Loans risk graded substandard and worse are individually evaluated for expected credit losses. For individually evaluated loans that are collateral dependent, the Company may use the fair value of the collateral, less estimated costs to sell, as a practical expedient as of the reporting date to determine the carrying amount of an asset and the ACL. Loan characteristics used in determining the segmentation include the underlying collateral, type or purpose of the loan, and expected credit loss patterns. The initial estimate of expected credit losses for each segment is based on historical credit loss experience and management's judgement. In some segments, the Company's historical credit loss experience is replaced with peer and industry data. Expected life of loan credit losses are quantified using discounted cash flows and remaining life methodologies. Management adjusts model results by qualitative adjustments for risk factors relevant in assessing the expected credit losses within the portfolio segments. These adjustments may increase or decrease the estimate of expected credit losses based upon the assessed level of risk for each qualitative factor.

We identified the ACL, and more specifically the qualitative adjustments, as a critical audit matter. The principal consideration for our determination of the qualitative adjustments as a critical audit matter is the subjectivity, particularly as it related to qualitative factor framework included in the ACL, and therefore, applying audit procedures required a higher degree of auditor judgment and subjectivity.

How We Addressed the Matter in Our Audit

The primary procedures we performed related to this critical audit matter included:

- Obtained an understanding of the Company's process for establishing the qualitative adjustment estimation process used in the ACL, including the key assumptions used to develop the qualitative adjustment framework

- Evaluated the design and operating effectiveness of the Company's controls over the key assumptions and data used to develop the qualitative adjustment framework

- Evaluated the reasonableness of the key assumptions and data used to develop the qualitative adjustment framework, including considering the key data's completeness and accuracy within the model

- Evaluated the mathematical accuracy of the ACL models used, as well as the method for developing the qualitative adjustments

- Evaluated the reasonableness of the overall ACL amount, including model estimates and qualitative adjustments and whether the recorded ACL appropriately reflects expected credit losses on the loan portfolio. We reviewed historical loss statistics and peer-bank information and considered whether they corroborate or contradict the Company's measurement of the ACL.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2014.

Indianapolis, Indiana
February 28, 2025

Merchants Bancorp
Consolidated Balance Sheets
December 31, 2024 and 2023
(In thousands, except share data)

	December 31, 2024	December 31, 2023
Assets		
Cash and due from banks	$ 10,989	$ 15,592
Interest-earning demand accounts	465,621	568,830
Cash and cash equivalents	476,610	584,422
Securities purchased under agreements to resell	1,559	3,349
Mortgage loans in process of securitization	428,206	110,599
Securities available for sale ($635,946 and $722,497 utilizing fair value option, respectively)	980,050	1,113,687
Securities held to maturity ($1,664,674 and $1,203,535 at fair value, respectively)	1,664,686	1,204,217
Federal Home Loan Bank (FHLB) stock and other equity securities	217,804	48,578
Loans held for sale (includes $78,170 and $86,663 at fair value, respectively)	3,771,510	3,144,756
Loans receivable, net of allowance for credit losses on loans of $84,386 and $71,752, respectively	10,354,002	10,127,801
Premises and equipment, net	58,617	42,342
Servicing rights	189,935	158,457
Interest receivable	83,409	91,346
Goodwill	8,014	15,845
Other assets and receivables	571,330	307,117
Total assets	$ 18,805,732	$ 16,952,516
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	$ 239,005	$ 520,070
Interest-bearing	11,680,971	13,541,390
Total deposits	11,919,976	14,061,460
Borrowings	4,386,122	964,127
Deferred tax liabilities	25,289	19,923
Other liabilities	231,035	205,922
Total liabilities	16,562,422	15,251,432
Commitments and Contingencies		
Shareholders' Equity		
Common stock, without par value		
Authorized - 75,000,000 shares		
Issued and outstanding - 45,767,166 shares at December 31, 2024 and 43,242,928 shares at December 31, 2023	240,313	140,365
Preferred stock, without par value - 5,000,000 total shares authorized		
7% Series A Preferred stock - $25 per share liquidation preference		
Authorized - no shares at December 31, 2024 and 3,500,000 shares at December 31, 2023		
Issued and outstanding - no shares at December 31, 2024 and 2,081,800 shares at December 31, 2023	—	50,221
6% Series B Preferred stock - $1,000 per share liquidation preference		
Authorized - 125,000 shares		
Issued and outstanding - 125,000 shares (equivalent to 5,000,000 depositary shares)	120,844	120,844
6% Series C Preferred stock - $1,000 per share liquidation preference		
Authorized - 200,000 shares		
Issued and outstanding - 196,181 shares (equivalent to 7,847,233 depositary shares)	191,084	191,084
8.25% Series D Preferred stock - $1,000 per share liquidation preference		
Authorized - 300,000 shares		
Issued and outstanding - 142,500 shares (equivalent to 5,700,000 depositary shares)	137,459	137,459
7.625% Series E Preferred stock - $1,000 per share liquidation preference		
Authorized - 230,000 shares		
Issued and outstanding - 230,000 shares (equivalent to 9,200,000 depositary shares)	222,748	—
Retained earnings	1,330,995	1,063,599
Accumulated other comprehensive loss	(133)	(2,488)
Total shareholders' equity	2,243,310	1,701,084
Total liabilities and shareholders' equity	$ 18,805,732	$ 16,952,516

See Notes to Consolidated Financial Statements

Merchants Bancorp
Consolidated Statements of Income
Years Ended December 31, 2024, 2023 and 2022
(In thousands, except share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Interest Income			
Loans	$ 1,113,397	$ 959,714	$ 451,973
Mortgage loans in process of securitization	14,488	12,652	8,407
Investment securities:			
Available for sale	57,480	21,621	2,807
Held to maturity	90,075	69,983	12,382
FHLB stock and other equity securities (dividends)	9,372	2,205	1,220
Other	17,908	11,623	4,044
Total interest income	1,302,720	1,077,798	480,833
Interest Expense			
Deposits	660,357	577,210	149,645
Short-term borrowings	84,698	23,726	8,296
Long-term borrowings	35,045	28,791	4,341
Total interest expense	780,100	629,727	162,282
Net Interest Income	522,620	448,071	318,551
Provision for credit losses	24,278	40,231	17,295
Net Interest Income After Provision for Credit Losses	498,342	407,840	301,256
Noninterest Income			
Gain on sale of loans	62,275	48,183	64,150
Loan servicing fees, net	43,673	26,198	30,198
Mortgage warehouse fees	5,539	7,701	5,394
Losses on sale of investments available for sale (includes $(108), $0 and $0, respectively, related to accumulated other comprehensive loss reclassifications)	(108)	—	—
Syndication and asset management fees	19,693	12,355	9,493
Other income	17,040	20,231	16,701
Total noninterest income	148,112	114,668	125,936
Noninterest Expense			
Salaries and employee benefits	130,723	108,181	89,085
Loan expense	3,767	3,409	4,703
Occupancy and equipment	8,991	9,220	8,169
Professional fees	16,229	12,704	9,065
Deposit insurance expense	26,158	13,582	3,463
Technology expense	7,819	6,515	5,282
Credit risk transfer premium expense	6,320	—	—
Other expense	23,805	20,990	16,283
Total noninterest expense	223,812	174,601	136,050
Income Before Income Taxes	422,642	347,907	291,142
Provision for income taxes (includes $26, $0 and $0, respectively, of income tax benefit related to accumulated other comprehensive loss reclassifications)	102,256	68,673	71,421
Net Income	$ 320,386	$ 279,234	$ 219,721
Dividends on preferred stock	(34,909)	(34,670)	(25,983)
Impact of preferred stock redemption	(1,823)	—	—
Net Income Allocated to Common Shareholders	283,654	244,564	193,738
Basic Earnings Per Share	$ 6.32	$ 5.66	$ 4.49
Diluted Earnings Per Share	$ 6.30	$ 5.64	$ 4.47
Weighted-Average Shares Outstanding			
Basic	44,855,100	43,224,042	43,164,477
Diluted	45,004,786	43,345,799	43,316,904

See Notes to Consolidated Financial Statements

Merchants Bancorp
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2024, 2023 and 2022
(In thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net Income	$ 320,386	$ 279,234	$ 219,721
Other Comprehensive Income (Loss):			
Net unrealized gains/(losses) on investment securities available for sale, net of tax expense/(benefit) of $(712), $(2,750) and $3,022, respectively	2,273	8,033	(9,067)
Add: Reclassification adjustment for losses included in net income, net of tax benefit of $26, $0 and $0, respectively	82	—	—
Other comprehensive income (loss) for the period	2,355	8,033	(9,067)
Comprehensive Income	$ 322,741	$ 287,267	$ 210,654

See Notes to Consolidated Financial Statements

Merchants Bancorp
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2024, 2023 and 2022
(In thousands, except share data)

	Year Ended December 31,					
	2024		2023		2022	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock						
Balance beginning of period	43,242,928	$ 140,365	43,113,127	$ 137,781	43,180,079	$ 137,565
Repurchase of common stock	-	-	-	-	(165,037)	(1,761)
Cash paid in lieu of fractional shares for stock split	-	-	-	-	(29)	(1)
Distribution to employee stock ownership plan	23,414	997	33,293	810	20,709	653
Issuance of common stock, net of $5.5 million in offering expenses	2,400,000	97,655	-	-	-	-
Shares issued for stock compensation plans, net of taxes withheld to satisfy tax obligations	100,824	1,296	96,508	1,774	77,405	1,325
Balance end of period	45,767,166	240,313	43,242,928	140,365	43,113,127	137,781
7% Series A Preferred Stock						
Balance beginning of period	2,081,800	50,221	2,081,800	50,221	2,081,800	50,221
Redemption of 7% Series A preferred stock	(2,081,800)	(50,221)	-	-	-	-
Balance end of period	-	-	2,081,800	50,221	2,081,800	50,221
6% Series B Preferred Stock						
Balance beginning and end of period	125,000	120,844	125,000	120,844	125,000	120,844
6% Series C Preferred Stock						
Balance beginning and end of period	196,181	191,084	196,181	191,084	196,181	191,084
8.25% Series D Preferred Stock						
Balance beginning of period	142,500	137,459	142,500	137,459	-	-
Issuance of 8.25% Series D preferred stock, net of $5.0 million in offering expenses	-	-	-	-	142,500	137,459
Balance end of period	142,500	137,459	142,500	137,459	142,500	137,459
7.625% Series E Preferred Stock						
Balance beginning of period	-	-	-	-	-	-
Issuance of 7.625% Series E preferred stock, net of $7.3 million in offering expenses	230,000	222,748	-	-	-	-
Balance end of period	230,000	222,748	-	-	-	-
Retained Earnings						
Balance beginning of period		1,063,599		832,871		657,149
Net income		320,386		279,234		219,721
Impact from adoption of ASU 2016-13 (Credit Losses)		-		-		(3,648)
Impact from adoption of ASU 2016-02 (Leases)		-		-		(110)
Dividends on 7% Series A preferred stock, $1.75 per share, annually		(910)		(3,643)		(3,643)
Dividends on 6% Series B preferred stock, $60.00 per share, annually		(8,669)		(7,500)		(7,500)
Dividends on 6% Series C preferred stock, $60.00 per share, annually		(11,772)		(11,771)		(11,772)
Dividends on 8.25% Series D preferred stock, $82.50 per share, annually		(11,756)		(11,756)		(3,068)
Dividends on 7.625% Series E preferred stock, $76.25 per share, annually		(1,802)		-		-
Dividends on common stock, $0.36 per share, annually in 2024, $0.32 per share, annually in 2023 and $0.28 per share, annually in 2022		(16,258)		(13,836)		(12,084)
Repurchase of common stock		-		-		(2,174)
Impact of 7% Series A preferred stock redemption		(1,823)		-		-
Balance end of period		1,330,995		1,063,599		832,871
Accumulated Other Comprehensive Loss						
Balance beginning of period		(2,488)		(10,521)		(1,454)
Other comprehensive income (loss)		2,355		8,033		(9,067)
Balance end of period		(133)		(2,488)		(10,521)
Total shareholders' equity		$ 2,243,310		$ 1,701,084		$ 1,459,739

See Notes to Consolidated Financial Statements

Merchants Bancorp
Consolidated Statements of Cash Flows
Years Ended December 31, 2024, 2023 and 2022
(In thousands)

		Year Ended December 31,				
		2024		**2023**		**2022**
Operating activities:						
Net income	$	320,386	$	279,234	$	219,721
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Depreciation		3,014		2,852		2,485
Provision for credit losses		24,278		40,231		17,295
Deferred income tax, net		4,630		(2,442)		4,731
Loss on sale of securities		108		—		—
Gain on sale of loans		(62,275)		(48,183)		(64,150)
Proceeds from sales of loans		29,369,459		22,136,235		25,773,056
Loans and participations originated and purchased for sale		(30,067,696)		(22,713,037)		(25,342,944)
Proceeds from sale of low-income housing tax credits		25,767		9,334		13,604
Purchases of low-income housing tax credits for sale		(96,017)		(67,683)		(39,699)
Change in servicing rights for paydowns and fair value adjustments		(12,808)		3,059		(8,776)
Net change in:						
Mortgage loans in process of securitization		(317,607)		43,595		415,045
Other assets and receivables		(20,781)		(85,181)		(37,264)
Other liabilities		(12,981)		41,516		20,778
Other		7,245		4,068		1,892
Net cash (used in) provided by operating activities		(835,278)		(356,402)		975,774
Investing activities:						
Net change in securities purchased under agreements to resell		1,790		115		2,424
Purchases of securities available for sale		(784,238)		(1,291,874)		(51,197)
Purchases of securities held to maturity		(155,268)		(293,268)		(1,252,793)
Purchases of other equity securities		(30,000)		—		—
Proceeds from the sale of securities available for sale		9,983		1,516		11,379
Proceeds from calls, maturities and paydowns of securities available for sale		897,336		489,602		13,988
Proceeds from calls, maturities and paydowns of securities held to maturity		229,451		208,129		133,715
Purchases of loans		(108,620)		(358,462)		(551,091)
Net change in loans receivable		(671,367)		(2,047,806)		(1,929,569)
Proceeds from loans held for sale previously classified as loans receivable		77,931		65,768		788,848
Purchase of FHLB stock		(139,620)		(9,448)		(10,326)
Proceeds from sale of FHLB stock		394		—		784
Purchases of premises and equipment		(18,391)		(7,528)		(6,761)
Purchases of servicing rights		—		—		(2,057)
Purchase of limited partnership interests		(23,301)		(18,762)		(14,590)
Net cash paid on sale of branches		(170,594)		—		—
Other investing activities		10,239		1,937		4,395
Net cash used in investing activities		(874,275)		(3,260,081)		(2,862,851)
Financing activities:						
Net change in deposits		(1,911,648)		3,990,115		1,088,732
Proceeds from borrowings		166,316,878		95,570,319		65,777,538
Repayment of borrowings		(162,866,240)		(95,700,385)		(65,885,100)
Proceeds from notes payable		6,878		64,922		4,000
Repayments on notes payable		—		(21,000)		—
Proceeds from credit linked notes		—		153,546		—
Repayment of credit linked notes		(36,319)		(34,270)		—
Proceeds from issuance of common stock		97,655		—		—
Proceeds from issuance of preferred stock		222,748		—		137,459
Redemption of preferred stock		(52,044)		—		—
Funds disbursed for future redemption of Series B preferred stock		(125,000)		—		—
Repurchase of common stock		—		—		(3,935)
Dividends		(51,167)		(48,506)		(38,067)
Net cash provided by financing activities		1,601,741		3,974,741		1,080,627
Net Change in Cash and Cash Equivalents		(107,812)		358,258		(806,450)
Cash and Cash Equivalents, Beginning of Period		584,422		226,164		1,032,614
Cash and Cash Equivalents, End of Period	$	476,610	$	584,422	$	226,164
Supplemental Cash Flows Information:						
Interest paid	$	789,047	$	609,689	$	140,365
Income taxes paid, net of refunds		79,578		67,388		66,508
Change in ROU assets due to lease renegotiation		(1,063)		—		—
ROU assets obtained in exchange for new operating lease liabilities		1,337		1,113		5,535
Transfer of loans to other real estate owned		6,285		—		—
Liabilities accrued for additions in premises and equipment		2,421		—		—
Securities received in securitization of loans sold		534,538		—		—
Beneficial interests received in exchange for LIHTC's sold		38,793		—		—
Transfer of loans from loans held for sale to loans receivable		118,000		377,460		—
Transfer of loans from loans receivable to loans held for sale		612,469		65,768		788,849

See Notes to Consolidated Financial Statements

78

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The accompanying consolidated financial statements include the accounts of Merchants Bancorp, a registered bank holding company (the "Company") and its wholly owned subsidiaries, Merchants Bank, FMBI (whose branches were sold to unaffiliated third parties and its remaining charter collapsed into Merchants Bank on January 26, 2024), and MAM. Merchants Bank's primary operating subsidiaries include MCC, MCS, and MCI. All direct and indirectly owned subsidiaries owned by Merchants Bancorp are collectively referred to as the "Company."

Merchants Bank operates under an Indiana state bank charter and provides full banking services. As a state bank and non-Federal Reserve member, it is subject to the regulation of the IDFI and the FDIC. The Company is further subject to regulations of the Federal Reserve governing bank holding companies. Merchants Bank operates nationally through online banking and from seven depository branches in Indiana, including Lynn, Spartanburg, Richmond, Carmel and Indianapolis. Merchants Bank generates multi-family, commercial, mortgage and consumer loans and also receives deposits from warehouse custodial customers and from retail customers located primarily in Hamilton, Marion, Wayne, Randolph and surrounding counties in Indiana. Merchants Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. Merchants Bank's Mortgage Warehousing segment funds and participates in single-family and multi-family, agency eligible loans across the nation.

Prior to the sale of its branches, and merger of its remaining charter into Merchants Bank, on January 26, 2024, FMBI operated under an Illinois state bank charter and provided full banking services. As a state bank and non-Federal Reserve member, it was subject to the regulation of the IDFPR and the FDIC. FMBI operated from four offices located in Joy, Paxton, Melvin, and Piper City, Illinois.

MCC is primarily engaged in mortgage banking, specializing in lending for multi-family rental properties and healthcare facilities. It is an FHA approved mortgagee and a Ginnie Mae, Fannie Mae Affordable, and Freddie Mac issuer. It is also a fully integrated syndicator of low-income housing tax credit and debt funds.

Sale of Farmers-Merchants Bank of Illinois branches

On September 7, 2023, the Company entered into an agreement with Bank of Pontiac to sell its FMBI branch locations in Paxton, Melvin, and Piper City, Illinois, and into an agreement with CBI Bank & Trust, to sell its FMBI branch located in Joy, Illinois.

This transaction enhanced the Company's ability to focus on its core business of single and multi-family mortgage lending and strategically aligned the branches with institutions that share a similar business model and allowed them to provide additional products to their customers.

On January 26, 2024, the transaction was completed after having met customary closing conditions, including regulatory approval.

In addition to the branches, Bank of Pontiac acquired approximately $164.8 million in deposits and $19.2 million in loans, and CBI Bank & Trust acquired approximately $65.1 million in deposits and $28.6 million in loans.

Total assets and liabilities of approximately $60.8 million and $230.6 million, respectively, were sold. A net gain of $715,000 was recognized from the transaction, which included a $10.1 million deposit premium and the extinguishment of $7.8 million in goodwill and $0.5 million in intangibles in 2024.

Principles of Consolidation

The consolidated financial statements as of and for the years ended December 31, 2024, 2023 and 2022 include results from the Company, and its wholly owned subsidiaries, Merchants Bank, FMBI (until its branches were sold and its bank charter merged into Merchants Bank on January 26, 2024), and MAM. Also included are Merchants Bank's primary operating subsidiaries, MCC, MCS and MCI, as well as all direct and indirectly owned subsidiaries owned by Merchants Bancorp.

During 2022, Merchants Foundation, Inc., a nonprofit corporation, was incorporated and its results are consolidated with the Company's consolidated financial statements in all periods presented.

In addition, when the Company makes an equity investment in or has a relationship with an entity for which it holds a variable interest, it is evaluated for consolidation requirements under ASC Topic 810. Accordingly, the Company assesses the entities for potential consolidation as a VIE and would only consolidate those entities for which it is a primary beneficiary. A primary beneficiary is defined as the party that has both the power to direct the activities that most significantly impact the entity, and an interest that could be significant to the entity. To determine if an interest could be significant to the entity, both qualitative and quantitative factors regarding the nature, size and form of the Company's involvement with the entity are evaluated. Alternatively, under the voting interest model, it would only consolidate those entities for which it has a controlling interest.

In May 2023, the Company acquired a variable interest in an investment for which it is the primary beneficiary of, and its results have been consolidated since the date of acquisition. Additionally, the Company has certain variable interest investments that it was deemed not to be a primary beneficiary of as of December 31, 2024 and December 31, 2023. These VIEs are not consolidated and the equity method or proportional amortization method of accounting has been applied. The Company will analyze whether the primary beneficiary designation has changed through triggering events on a prospective basis. Changes in facts and circumstances occurring since the previous primary beneficiary determination will be considered as part of this ongoing assessment. See *Note 12: Variable Interest Entities (VIEs)* for additional information about VIEs.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses on loans and fair values of servicing rights and financial instruments.

Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of cash amounts due from depository institutions, interest-bearing deposits in other banks, money market accounts, and federal funds sold. For information on restricted cash see *Note 2: Restriction on Cash and Due from Banks.*

At December 31, 2024, the Company's cash accounts exceeded federally insured limits by approximately $461.7 million. Included in this amount is approximately $324.6 million with the Federal Reserve and $93.4 million with the FHLBI, and $1.8 million with the FHLBC.

At December 31, 2023, the Company's cash accounts exceeded federally insured limits by approximately $564.5 million. Included in this amount is approximately $510.2 million with the Federal Reserve and $5.8 million with the FHLBI, and $156,000 with the FHLBC.

Securities purchased under agreements to resell

Securities purchased pursuant to a simultaneous Reverse Repurchase Agreement to resell the same securities at a specified price and date generally have maturity dates of 90 days or less and are carried at cost. Every 90 days the Reverse Repurchase Agreements rollover.

Mortgage Loans in Process of Securitization

Mortgage loans in process of securitization are recorded at fair value with changes in fair value recorded in earnings. These include multi-family rental real estate loan originations to be sold as Ginnie Mae mortgage-backed securities and Fannie Mae and Freddie Mac participation certificates, all of which are pending settlement with firm investor commitments to purchase the securities, typically occurring within 30 days.

Investment Securities

Securities held to maturity are carried at amortized cost when the Company has the positive intent and ability to hold to maturity. Securities not classified as held to maturity or trading are classified as "available for sale" and recorded at fair value. If fair value option is not elected, unrealized gains and losses are excluded from earnings and reported in other comprehensive (loss). For securities available for sale utilizing the fair value option, the Company measures the securities at fair value and changes are recognized in current period income. The securities are held with the intent that the gains or losses will offset changes in the fair value of other financial instruments. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Regular assessments are performed on securities available for sale to confirm there are no expected credit losses that would require an allowance for credit losses to be established in accordance with FASB ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of CECL. Securities held to maturity generally require an allowance for lifetime expected credit losses when the security is purchased. Management considers several factors when making such estimates, including issuer bond ratings, historical loss rates for given bond ratings, the financial condition of the issuer, and whether issuers continue to make timely principal and interest payments under the contractual terms of the securities, among others.

For securities available for sale with an unrealized loss position, the Company evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or non-credit related factors. Any impairment that is not credit-related is recognized in AOCL, net of tax. Credit-related impairment is recognized as an ACL for securities available for sale on the consolidated balance sheets, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable is excluded from the estimate of credit losses. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if the Company expects, or is required, to sell an impaired security available for sale before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in this situation.

For other equity securities, the Company reports the carrying value utilizing the measurement alternative election, reflecting any impairments or other adjustments if observable price changes occur for identical or similar investments of the same issuer.

Loans Held for Sale under Mortgage Banking Activities

The Company uses participation agreements to fund mortgage loans held for sale from closing or purchase until sold to an investor. Under a participation agreement the Company elects to purchase a participation interest of up to 100% in individual loans. The Company shares proportionately in the interest income and the credit risk until the loan is sold to an investor. The Company holds the collateral until it is sent under a bailee arrangement to the investor. Typical investors are large financial institutions or government agencies. These loans are typically carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance and included in noninterest income.

For all loans held for sale, interest earned from the time of funding to the time of sale is accrued and recognized as interest income. Gain on loan sales are recorded in noninterest income.

The gain on sale of loans in the statement of income may include placement and origination fees, capitalized servicing rights, trading gains and losses and other related income or expense.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost at their outstanding principal balances, adjusted for unearned income, charge-offs, the ACL-Loans, any unamortized deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans.

For loans at amortized cost, interest income is accrued based on the unpaid principal balance.

The Company has made a policy election to exclude accrued interest from the amortized cost basis of loans and reports accrued interest separately from the related loan balance in the consolidated balance sheets. Accrued interest on loans totaled $51.9 million and $60.4 million at December 31, 2024 and December 31, 2023, respectively.

The Company also elected not to measure an allowance for credit losses for accrued interest receivables. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past-due status is based on contractual terms of the loan. Loans may be placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest subsequently collected on these loans is applied to the principal balance until the loan can be returned to an accrual status, which is no less than six months. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

For all loan portfolio segments, the Company charges off loans, or portions thereof, when available information confirms that specific loans are uncollectable based on information that includes, but is not limited to, (1) the deteriorating financial condition of the borrower, (2) declining collateral values, and/or (3) legal action, including bankruptcy, that impairs the borrower's ability to adequately meet its obligations.

For loan modifications, interest income is recognized on an accrual basis at the renegotiated rate if the loan is in compliance with the modified terms.

The Company offers mortgage warehouse repurchase agreements to third parties to fund mortgage loans held for sale from closing until sale to an investor. Under a warehousing arrangement, the Company funds a mortgage loan as secured financing. The warehousing arrangement is secured by the underlying mortgages and a combination of deposits, personal guarantees, and advance rates, and may be cross-collateralized with other loans. The Company typically holds the collateral until it is sent under a bailee arrangement instructing the investor to send proceeds to the Company. Typical investors are large financial institutions or government agencies. Interest earned from the time of funding to the time of sale is recognized as interest income as accrued. Warehouse fees are accrued as noninterest income.

ACL-Loans

The Company adopted CECL on January 1, 2022. CECL replaced the previous "Allowance for Loan and Lease Losses" standard for measuring credit losses on an incurred basis. Upon adoption of CECL, the difference in the two measurements was recorded in the ACL-Loans and retained earnings.

The ACL-Loans is the Company's estimate of current expected life of loan credit losses. Loans receivable is presented net of the allowance to reflect the principal balance expected to be collected over the contractual term of the loans. This life of loan allowance is established through a provision for credit losses included in net interest income after provision for credit losses as loans are recorded in the financial statements. The provision for a reporting period also reflects increases or decreases in the allowance related to changes in credit loss expectations. Actual credit losses are charged against the allowance when management believes the loan balance, or a portion thereof, is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The ACL-Loans is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans considering relevant available information from internal and external sources, including historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. The allowance also incorporates reasonable and supportable forecasts. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The level of the ACL-Loans is believed to be adequate to absorb expected future losses in the loan portfolio as of the measurement date.

The ACL-Loans consists of individually evaluated loans and pooled loan components. The Company's primary portfolio segmentation is by loans with similar risk characteristics. Loans risk graded substandard and worse are individually evaluated for expected credit losses. For individually evaluated loans that are collateral dependent, the Company may use the fair value of the collateral, less estimated costs to sell, as a practical expedient as of the reporting date to determine the carrying amount of an asset and the allowance for credit losses, as applicable. A loan is considered to be collateral dependent when repayment is expected to be provided substantially through the operation or the sale of the collateral when the borrower is experiencing financial difficulty as of the reporting date.

To calculate the ACL-Loans, the portfolio is segmented by loans with similar risk characteristics.

Loan Portfolio Segment	ACL-Loans Methodology
Mortgage warehouse repurchase agreements	Remaining Life Method
Residential real estate loans	Discounted Cash Flow
Multi-family financing	Discounted Cash Flow
Healthcare financing	Discounted Cash Flow
Commercial and commercial real estate	Discounted Cash Flow
Agricultural production and real estate	Remaining Life Method
Consumer and margin loans	Remaining Life Method

Loan characteristics used in determining the segmentation include the underlying collateral, type or purpose of the loan, and expected credit loss patterns. The initial estimate of expected credit losses for each segment is based on historical credit loss experience and management's judgement. Given the Company's modest historical credit loss experience, peer and industry data was incorporated into the measurement. Expected life of loan credit losses are quantified using discounted cash flows and remaining life methodologies.

Model results are supplemented by qualitative adjustments for risk factors relevant in assessing the expected credit losses within the portfolio segments. These adjustments may increase or decrease the estimate of expected credit losses based upon the assessed level of risk for each qualitative factor.

The models utilized and the applicable qualitative adjustments require assumptions and management judgement that can be subjective in nature. The above measurement approach is also used to estimate the expected credit losses associated with unfunded loan commitments, which also incorporates expected utilization rates.

ACL-OBCEs

The allowance for credit losses on OBCEs is a liability account representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit. It is reported in other liabilities on the consolidated balance sheets. No allowance is recognized if the Company has the unconditional right to cancel the obligation. OBCEs primarily consist of amounts available under outstanding lines of credit and letters of credit. For the period of exposure, the estimate of expected credit losses considers both the likelihood that funding will occur, and the amount expected to be funded over the estimated remaining life of the commitment or other off-balance sheet exposure. The likelihood and expected amount of funding are based on historical utilization rates. The amount of the allowance represents management's best estimate of expected credit losses on commitments expected to be funded over the contractual life of the commitment. The allowance for OBCEs is adjusted through the statement of income as a component of provision for credit loss.

ACL-Guarantees

The allowance for credit losses on ACL-Guarantees is a liability account representing expected credit losses over the contractual period for which the Company is exposed to credit risk, resulting from a reimbursement and security agreement with Freddie Mac. This agreement was associated with the Company's May 2022 securitization arrangement. The Company agreed to reimburse Freddie Mac for a first loss position in the underlying loan portfolio, not to exceed 12% of the unpaid principal amount of the loans comprising the securitization pool at settlement. The ACL – Guarantee is reported in other liabilities on the consolidated balance sheets and had a remaining balance of $0.8 million as of December 31, 2024. For the period of exposure, the estimate of expected credit losses considers both the likelihood that losses will occur and the amount of losses over the estimated remaining life of the guarantee. The likelihood and expected losses are based on historical loan loss experience from peers, as well as from similar loans in our ACL-Loans, for each class of loans. The amount of the allowance represents management's best estimate of expected credit losses over the contractual life of the commitment. The ACL - Guarantees is adjusted through the statement of income as a component of provision for credit loss. Also see *Note 5: Loans and Allowance for Credit Losses.*

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives for premises and equipment are as follows:

Buildings	7 to 40	years
Leasehold improvements	2 to 11	years
Software and intangible assets	4 to 10	years
Furniture, fixtures, and equipment	3 to 15	years
Vehicles	5	years

Expenditures for property and equipment and for renewals or betterments that extend the originally estimated economic life of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense. When an asset is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Leases

The Company has operating leases for various locations with terms ranging from one to seven years. Operating leases are included in other assets and other liabilities on the consolidated balance sheets and lease expense for lease payments is recognized on a straight-line basis over the lease term. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the term. An ROU asset represents the right to use the underlying asset for the lease term and also includes any direct costs and payments made prior to lease commencement and excludes lease incentives. When an implicit rate is not available, an incremental borrowing rate based on the information available at commencement date is used in determining the present value of the lease payments. The Company elected not to separate non-lease components from lease components for its operating leases. A lease term may include an option to extend or terminate the lease when it is reasonably certain the option will be exercised. Renewal and termination options are considered when determining short-term leases. Leases are accounted for at the individual level.

FHLB Stock and Other Equity Securities

FHLB stock is a required investment for institutions that are members of a FHLB. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

The Company reports the carrying value of other equity securities utilizing the measurement alternative election, reflecting any impairments or other adjustments if observable price changes occur for identical or similar investments of the same issuer.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are classified as other assets and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from other real estate.

Servicing Rights

Servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance (ASC 860-50), servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. The Company has elected to initially and subsequently measure the servicing rights for loans using the fair value method. Under the fair value method, the servicing rights are carried on the balance sheet at fair value and the changes in fair value are reported in earnings in the period in which the changes occur.

Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model is from an independent third party and it incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds, prepayment penalties, and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and any change in fair values is recorded to noninterest income.

Servicing fee income is recorded when fees are earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income. The change in the fair value of the mortgage-servicing rights is netted against loan servicing fee income.

Goodwill

Goodwill is tested annually for impairment or more frequently if impairment indicators are present. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Other Assets

Investment in Low-Income Housing Tax Credit Limited Partnerships or LLC

The Company accounts for its investment in affordable housing tax credit limited partnerships or LLCs using the proportional amortization method described in FASB ASU 2014-01, "Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Low-Income Housing Tax Credit Projects (A Consensus of the FASB Emerging Issues Task Force)", which was updated in March 2023 and released as FASB ASU 2023-02. Under the proportional amortization method, an investor amortizes the initial cost of the investment to income tax expense in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the statement of income as a component of income tax expense. The investment in the limited partnerships or LLCs are included in other assets and unfunded commitments are grossed up in other liabilities in the consolidated balance sheets. During the years ended December 31, 2024, 2023, and 2022, the Company sold some of these assets to funds in which it is a general partner and, in some cases, holds a minority interest in the limited partnership or LLC.

Joint Ventures and Equity Method Accounting

The Company accounts for its investments in joint ventures according to ASU 2023-02 – *Investments – Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional*

Amortization Method. The investment in the limited partnerships or LLCs are included in other assets and unfunded commitments are grossed up in other liabilities on the consolidated balance sheets.

Intangible Assets

Until the sale of its FMBI branches in January 2024, intangible assets, which included licenses and trade names, were amortized over a period ranging from 84 to 120 months using a straight-line method of amortization. Customer list intangible assets were amortized over 21 months using a straight-line method of amortization. Also included were core deposit intangibles that are amortized over a 10-year period using the accelerated sum of the years digits method of amortization. The only intangible asset remaining as of December 31, 2024 is a trade name that is being amortized over 120 months using a straight-line method of amortization. The balance of intangible assets are no longer material and therefore included in other assets. On a periodic basis, the Company evaluates events and circumstances that may indicate a change in the recoverability of the carrying value.

Freestanding Credit Enhancements

Freestanding credit enhancements, such as credit default swaps that qualify for a scope exception under ASC 815 - Derivatives and Hedging, are used to mitigate credit risk on certain loans included in identified reference pools. These instruments are accounted for separately from the loans they protect. The Company does not offset its estimate of expected credit losses with potential recoveries from these enhancements. This ensures that the ACL-Loans reflects the Company's own credit risk exposure. Instead, any expected recoveries are recognized as separate assets and measured using assumptions consistent with the loss estimate for the protected loans. These enhancements are recognized in other assets and other noninterest income when the criteria for recognition are met. The nature, terms, and additional details on these enhancements are described in *Note 11: Other Assets and Receivables.*

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2021.

The Company recognizes interest and penalties, if any, as other noninterest expense.

The Company files consolidated income tax returns with its subsidiaries.

Earnings Per Share

Basic earnings per share is the Company's net income available to common shareholders, which represents net income less dividends paid or payable to preferred stock shareholders and previously capitalized issuance expenses related to preferred share redemptions, if any, divided by the weighted-average number of common shares outstanding during each period. Diluted earnings per share is calculated in the same manner as basic earnings per share, but also reflects the issuance of additional common shares that would have been dilutive if such shares had been outstanding, as well as any adjustment to income that would result from the assumed issuance.

Share-based Compensation Plans

The Company has an equity incentive plan that provides for annual awards of shares to certain members of senior management based upon the Company's performance and attainment of certain performance goals established by the Board of Directors. Share awards are valued at the estimated fair value on the date of the award and generally vest over three years. Compensation expense for the awards is recognized in the consolidated financial statements ratably over the vesting period.

In 2018, the Compensation Committee of the Board of Directors also approved a plan for non-executive directors to receive a portion of their annual fees in the form of restricted common stock, which has been issued once per year, subsequent to the annual meeting of shareholders. This plan was amended to issue allocated shares on a quarterly basis, beginning after the Company's 2021 annual meeting of shareholders.

In 2020, the Company established an ESOP to provide certain benefits for all employees who meet certain requirements.

Revenue Recognition

The Company's principal source of revenue is interest income from loans, investment securities and other financial instruments that are not within the scope of Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers". The Company has evaluated the nature of its contracts with customers and determined that further disaggregation of revenue from contracts with customers into more granular categories beyond what is presented in the consolidated statements of income was not necessary. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying Topic 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers.

The Company recognizes revenues as they are earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured.

Interest income on loans is accrued as earned using the interest method based on unpaid principal balances, except for interest on loans in nonaccrual status. Interest on loans in nonaccrual status is recorded as a reduction of loan principal when received.

The Company also earns other noninterest income through a variety of financial and transaction services provided to corporate and consumer clients such as deposit service charges, debit card network fees, safe deposit box rental fees, LIHTC syndication, and asset management fees. Revenue is recorded for noninterest income based on the contractual terms for the service or transaction performed.

Comprehensive Income (Loss)

Comprehensive income consists of net income and other comprehensive income (loss), net of applicable income taxes. Other comprehensive income (loss) and accumulated other comprehensive loss consist of unrealized appreciation (depreciation) on available for sale investment securities and reclassification adjustments for investment gains/(losses) on the sale of available for sale investment securities.

Derivative Financial Instruments

The Company enters into non-hedging designated, derivative financial instruments as part of its interest rate and credit risk management strategies. These derivative financial instruments consist primarily of interest rate locks, forward sale commitments, interest rate swaps, put options, interest rate floor contracts, and credit default swaps. These derivative instruments are recorded on the consolidated balance sheets, as either an asset or liability, at their fair value. Changes in fair value of all derivatives are recognized in noninterest income on the consolidated statements of income with the exception of the credit default swaps that are recognized in noninterest expense on the consolidated statements of income. The Company also offers interest rate swaps to some customers and enters an offsetting contract with a third-party dealer. These derivatives generally work together as an economic interest rate hedge, but the Company does not designate them for hedge accounting treatment. Consequently, changes in fair value of the corresponding derivative financial asset or liability are recorded as either a charge or credit to current earnings during the period in which the changes occurred, typically resulting in no net earnings impact.

New Accounting Pronouncements Not Yet Adopted

The Company continually monitors potential FASB accounting pronouncement and SEC release changes. The following pronouncements and releases have been deemed to have the most applicability to the Company's consolidated financial statements:

FASB ASU 2023-09 - Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued an ASU update that will require public business entity's disclosures to include a tabular tax rate reconciliation. The update will also require all public entities disclose income tax expense and taxes paid broken down by federal, state, and foreign with a disaggregation for jurisdictions that exceed 5% of income for taxes paid.

The updates in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. An entity shall apply the ASU on a prospective basis to financial statements for annual periods beginning after the effective date. The Company does not expect it to have a material impact on the Company's financial position or results of operations.

FASB ASU 2024-03 - Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses

In November 2024, the FASB issued an ASU update which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the face of our consolidated statements of income.

The updates in ASU 2024-03 are effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. An entity shall apply the ASU on a prospective basis to financial statements for annual periods beginning after the effective date. The Company is continuing to evaluate the impact of adopting this new guidance.

Note 2: Restriction on Cash and Due From Banks

On March 26, 2020, the Federal Reserve reduced all banks' reserve requirements to 0%. The effective reserve requirement has remained at 0% as of December 31, 2024 and 2023.

Included in cash equivalents is an account restricted as collateral for the potential risk of loss on senior credit linked notes issued by the Company in March 2023. The balance of the notes as of December 31, 2024 and 2023 was $87.6 million and $123.9 million. As of December 31, 2024 and 2023, there was $33.5 million and $36.4 million, respectively, in restricted cash held in a separate account included in the total of interest-earning demand accounts on the consolidated balance sheets. Also see *Note 14: Borrowings.*

Merchants Bancorp

Notes to Consolidated Financial Statements

Note 3: Investment Securities

The amortized cost and approximate fair values, together with gross unrealized gains and losses, of securities available for sale and held to maturity were as follows:

	December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities available for sale:				
Treasury notes	$ 89,898	$ 108	$ —	$ 90,006
Federal agencies	253,218	—	282	252,936
Mortgage-backed - Government Agency [2] - multi-family	1,162	—	—	1,162
Mortgage-backed - Non-Agency residential - fair value option [1]	430,779	—	—	430,779
Mortgage-backed - Agency - residential - fair value option [1]	205,167	—	—	205,167
Total securities available for sale	$ 980,224	$ 108	$ 282	$ 980,050
Securities held to maturity:				
Mortgage-backed - Non-Agency - multi-family	$ 592,053	$ —	$ 1,162	$ 590,891
Mortgage-backed - Non-Agency - residential	526,242	1,871	75	528,038
Mortgage-backed - Non-Agency - healthcare	534,538	374	—	534,912
Mortgage-backed - Agency - multi-family	11,853	—	1,020	10,833
Total securities held to maturity	$ 1,664,686	$ 2,245	$ 2,257	$ 1,664,674
FHLB and other equity securities [3]	$ 217,804			

(1) Fair value option securities represent securities which the Company has elected to carry at fair value with changes in the fair value recognized in earnings as they occur.
(2) Agency includes government sponsored entities, such as Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, and FCB.
(3) The Company reports the carrying value utilizing the measurement alternative election, reflecting any impairments or other adjustments if observable price changes occur for identical or similar investments of the same issuer.

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Securities available for sale:				
Treasury notes	$ 129,261	$ 45	$ 338	$ 128,968
Federal agencies	250,731	—	2,976	247,755
Mortgage-backed - Government Agency [2] - multi-family	14,465	5	3	14,467
Mortgage-backed - Non-Agency residential - fair value option [1]	485,500	—	—	485,500
Mortgage-backed - Agency - residential - fair value option [1]	236,997	—	—	236,997
Total securities available for sale	$ 1,116,954	$ 50	$ 3,317	$ 1,113,687
Securities held to maturity:				
Mortgage-backed - Non-Agency - multi-family	$ 719,662	$ —	$ 415	$ 719,247
Mortgage-backed - Non-Agency - residential	472,539	973	418	473,094
Mortgage-backed - Agency - multi-family	12,016	—	822	11,194
Total securities held to maturity	$ 1,204,217	$ 973	$ 1,655	$ 1,203,535

(1) Fair value option securities represent securities which the Company has elected to carry at fair value with changes in the fair value recognized in earnings as they occur.
(2) Agency includes government sponsored entities, such as Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, and FCB.

Accrued interest on securities available for sale totaled $4.9 million at December 31, 2024 and $6.7 million at December 31, 2023, respectively, and is excluded from the estimate of credit losses.

Accrued interest on securities held to maturity totaled $5.8 million at December 31, 2024 and $5.8 million at December 31, 2023, respectively, and is excluded from the estimate of credit losses.

The amortized cost and fair value of securities available for sale at December 31, 2024 and 2023, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date are shown separately.

| | December 31, 2024 | |
	Amortized Cost	Fair Value
	(In thousands)	
Securities available for sale:		
Within one year	$ 89,898	$ 90,006
After one through five years	253,218	252,936
	343,116	342,942
Mortgage-backed - Agency - multi-family	1,162	1,162
Mortgage-backed - Non-Agency residential - fair value option	430,779	430,779
Mortgage-backed - Agency - residential - fair value option	205,167	205,167
	$ 980,224	$ 980,050
Securities held to maturity:		
Mortgage-backed - Non-Agency - multi-family	$ 592,053	$ 590,891
Mortgage-backed - Non-Agency - residential	526,242	528,038
Mortgage-backed - Non-Agency - healthcare	534,538	534,912
Mortgage-backed - Agency - multi-family	11,853	10,833
	$ 1,664,686	$ 1,664,674

During the year ended December 31, 2024, the Company received proceeds of $10.0 million and recognized a net loss of $108,000 from sales of securities available for sale. The $108,000 net loss consisted of $10,000 in gains and $118,000 of losses. During the year ended December 31, 2023, proceeds from sales of securities available for sale were $1.5 million, and the net gain was inconsequential.

The carrying value of securities pledged as collateral, to secure borrowings, public deposits and for other purposes, was $1.5 billion and $1.1 billion at December 31, 2024 and 2023, respectively.

Certain investments in securities available for sale are reported in the consolidated financial statements at an amount less than their historical cost. The total fair value of these investments at December 31, 2024 and 2023 was $252.9 million (nine positions) and $263.4 million (28 positions), respectively, which is approximately 26%, and 24%, respectively, of the Company's available for sale investment portfolio.

Certain investments in securities held to maturity are reported in the consolidated financial statements at amortized cost. The amortized cost of these investments that were reported at more than their fair value at December 31, 2024 and 2023 totaled $642.6 million (eight positions) and $779.3 million (eight positions), respectively, which is approximately 39% and 65%, respectively, of the Company's held to maturity investment portfolio.

The following tables show the Company's gross unrealized losses and fair value of the Company's investment securities with unrealized losses for which an ACL has not been recorded, aggregated by investment class and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2024 and 2023:

	December 31, 2024					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Securities available for sale:						
Federal agencies	$ 252,936	$ 282	$ —	$ —	$ 252,936	$ 282

	December 31, 2023					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Securities available for sale:						
Treasury notes	$ 3,052	$ 6	$ 32,080	$ 332	$ 35,132	$ 338
Federal agencies	60,541	189	167,213	2,787	227,754	2,976
Mortgage-backed - Agency - multi-family	364	1	186	2	550	3
	$ 63,957	$ 196	$ 199,479	$ 3,121	$ 263,436	$ 3,317

Allowance for Credit Losses

For securities available for sale with an unrealized loss position, the Company evaluates the securities to determine whether the decline in the fair value below the amortized cost basis (impairment) is due to credit-related factors or noncredit related factors. Any impairment that is not credit-related is recognized in accumulated other comprehensive loss, net of tax. Credit-related impairment is recognized as an ACL for securities available for sale on the balance sheet, limited to the amount by which the amortized cost basis exceeds the fair value, with a corresponding adjustment to earnings. Accrued interest receivable is excluded from the estimate of credit losses. Both the ACL and the adjustment to net income may be reversed if conditions change. However, if the Company expects, or is required, to sell an impaired security available for sale before recovering its amortized cost basis, the entire impairment amount would be recognized in earnings with a corresponding adjustment to the security's amortized cost basis. Because the security's amortized cost basis is adjusted to fair value, there is no ACL in this situation.

In evaluating securities available for sale in unrealized loss positions for impairment and the criteria regarding its intent or requirement to sell such securities, the Company considers the extent to which fair value is less than amortized cost, whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuers' financial condition, among other factors. Unrealized losses on the Company's investment securities portfolio have not been recognized as an expense because the securities are of high credit quality, and the decline in fair values is attributable to changes in the prevailing interest rate environment since the purchase date. Fair value is expected to recover as securities reach maturity and/or the interest rate environment returns to conditions similar to when these securities were purchased. There were no credit-related factors underlying unrealized losses on available for sale debt securities at December 31, 2024 and 2023.

Securities held to maturity are primarily comprised of non-agency mortgage-backed senior securities secured by multi-family, single-family or healthcare properties, and agency mortgage-backed securities secured by multi-family properties. The agency securities held to maturity are Ginnie Mae mortgage-backed securities and backed by the full faith and credit of the U.S. government and have an implicit or explicit government guarantee. Accordingly, no allowance for credit losses has been recorded for these securities. As of December 31, 2024, the non-agency securities, including investment grade of $526.2 million and non-rated of $1.1 billion, were purchased under securitization arrangements where a credit loss component was purchased by third party investors. Additional qualitative factors are evaluated, including the timeliness of principal and interest payments under the contractual terms of the securities, as well as the investment ratings assigned to the securities by third parties and their qualification to be pledged to FHLB as collateral. Accordingly, no allowance for credit losses has been recorded for the non-agency securities.

Note 4: Mortgage Loans in Process of Securitization

Mortgage loans in process of securitization are recorded at fair value with changes in fair value recorded in earnings. These include multi-family rental real estate loan originations to be sold as Ginnie Mae mortgage-backed securities and Fannie Mae and Freddie Mac participation certificates, all of which are pending settlement with firm investor commitments to purchase the securities, typically occurring within 30 days. The aggregate positive fair value adjustment recorded in mortgage loans in process of securitization was $4.1 million and $0.8 million as of December 31, 2024 and 2023, respectively.

Note 5: Loans and Allowance for Credit Losses on Loans

Loan Portfolio Summary

Loans receivable at December 31, 2024 and 2023, include:

	December 31, 2024		December 31, 2023
	(In thousands)		
Mortgage warehouse repurchase agreements	$ 1,446,068	$	752,468
Residential real estate[1]	1,322,853		1,324,305
Multi-family financing	4,624,299		4,006,160
Healthcare financing	1,484,483		2,356,689
Commercial and commercial real estate[2][3]	1,476,211		1,643,081
Agricultural production and real estate	77,631		103,150
Consumer and margin loans	6,843		13,700
Loans Receivable	10,438,388		10,199,553
Less:			
ACL - Loans	84,386		71,752
Loans Receivable, net	$ 10,354,002	$	10,127,801

---

(1) Includes $1.2 billion and $1.2 billion of All-in-One© first-lien home equity lines of credit at December 31, 2024 and 2023, respectively.

(2) Includes $908.9 million and $1.1 billion of revolving lines of credit collateralized primarily by mortgage servicing rights as of December 31, 2024 and 2023, respectively.

(3) Includes only $18.7 million and $8.4 million of non-owner occupied commercial real estate as of December 31, 2024 and 2023, respectively.

Risk characteristics applicable to each segment of the loan portfolio are described as follows.

Mortgage Warehouse Repurchase Agreements (MTG WHRA): Under its warehouse program, the Company provides warehouse financing arrangements to approved mortgage companies for their origination and sale of residential mortgage and multi-family loans. Loans secured by mortgages placed on existing 1-4 family dwellings may be originated or purchased and placed through each mortgage warehouse facility.

As a secured repurchase agreement, collateral pledged to the Company secures each individual mortgage until the mortgage company sells the loan in the secondary market. A traditional secured warehouse facility typically carries a base interest rate of the SOFR, or mortgage note rate, and a margin.

Risk is evident if there is a change in the fair value of mortgage loans originated by mortgage companies in warehouse, the sale of which is the expected source of repayment under a warehouse facility. However, the warehouse customers are required to hedge the change in value of these loans to mitigate the risk, typically through forward sales contracts.

Residential Real Estate Loans (RES RE): Real estate loans are secured by owner-occupied 1-4 family residences. Repayment of residential real estate loans is primarily dependent on the personal income of the borrowers. Credit risk for these loans is driven by the credit rating of the borrowers and property values. First-lien HELOC mortgages included in this segment typically carry a base interest rate of One-Year CMT, plus a margin.

Multi-family Financing (MF FIN): The Company specializes in originating multi-family financing that can be Market Rate or Affordable. The portfolio includes loans for construction, acquisition, refinance, or permanent financing. Loans are typically secured by real estate mortgages, assignment of LIHTCs, and/or equity interest in the underlying properties. All loans are assessed and reviewed at a minimum based on borrower strength/experience, historical property performance, market trends, projected financial performance with regards to intended strategy, and source of repayment. Independent third-party reports are used to ensure legal conformity and support valuations of the assets. Exit strategies and sources of repayment are provided through the secondary market via governmental programs, strategic refinances, LIHTC equity installments, and cashflow from the properties. Repayment of these loans depends on the successful operation of a business or property and the borrower's cash flows. Credit risk in these loans may be impacted by the creditworthiness of a borrower, property values and the local economy in the related market area. These loans are well-collateralized and underwritten to agency guidelines. Loans included in this segment typically carry a base rate of 30-day SOFR that adjusts on a monthly basis, and a margin. The Company focuses on loan classes that are government backed or can be sold in the secondary market.

Healthcare Financing (HC FIN): The healthcare financing portfolio includes customized loan products for independent living, assisted living, memory care and skilled nursing projects. A variety of loan products are available to accommodate rehabilitation, acquisition, and refinancing of healthcare properties. Credit risk in these loans is primarily driven by local demographics and the expertise of the operators of the facilities. Repayment of these loans may include permanent loans, sales of developed property or an interim loan commitment from the Company until permanent agency-eligible financing is obtained, as well as successful operation of a business or property and the borrower's cash flows. These loans are well-collateralized and underwritten to agency guidelines. Loans included in this segment typically carry a base rate of 30-day SOFR that adjusts on a monthly basis, and a margin. The Company focuses on loan classes that are government backed or can be sold in the secondary market.

Commercial Lending and Commercial Real Estate Loans (CML & CRE): The commercial lending and commercial real estate portfolio includes loans to commercial customers for use in financing working capital needs, equipment purchases and expansions, as well as loans to commercial customers to finance land and improvements. It also includes lines of credit collateralized by mortgage servicing rights that are assessed for fair value quarterly at the Company's request. The loans in this category are repaid primarily from the cash flow of a borrower's principal business operation. Credit risk in these loans is driven by creditworthiness of a borrower and the economic conditions that impact the cash flow stability from business operations. SBA loans are included in this category. Only 1% of total commercial and commercial real estate loans are made up of non-owner occupied commercial real estate loans.

Agricultural Production and Real Estate Loans (AG & AGRE): Agricultural production loans are generally comprised of seasonal operating lines of credit to grain farmers to plant and harvest corn and soybeans and term loans to fund the purchase of equipment. The Company also offers long-term financing to purchase agricultural real estate. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating-year based on industry-developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop and other farm assets as considered necessary. The Company is approved to sell agricultural loans in the secondary market through the Federal Agricultural Mortgage Corporation and uses this relationship to manage interest rate risk within the portfolio. Agricultural real estate loans included in this segment are typically structured with a one-year ARM, three-year ARM or five-year ARM CMT and a margin. Agriculture production, livestock, and equipment loans are structured with variable rates that are indexed to prime or fixed for terms not exceeding five years.

Consumer and Margin Loans (CON & MAR): Consumer loans are those loans secured by household assets. Margin loans are those loans secured by marketable securities. The term and maximum amount for these loans are determined by considering the purpose of the loan, the margin (advance percentage against value) in all collateral, the primary source of repayment, and the borrower's other related cash flow.

The following tables present, by loan portfolio segment, the activity in the ACL-Loans years ended December 31, 2024, 2023 and 2022:

	At or For the Year Ended December 31, 2024							
	MTG WHRA	RES RE	MF FIN	HC FIN	CML & CRE	AG & AGRE	CON & MAR	TOTAL
	(In thousands)							
ACL - Loans								
Balance, beginning of period	$ 2,070	$ 7,323	$ 26,874	$ 22,454	$ 12,243	$ 619	$ 169	$ 71,752
FMBI's ACL for loans sold	—	(55)	(186)	(2)	(92)	(246)	(12)	(593)
Provision for credit losses	1,746	(1,340)	33,674	(10,795)	276	166	(49)	23,678
Loans charged to the allowance	—	—	(5,282)	(3,095)	(2,210)	—	—	(10,587)
Recoveries of loans previously charged-off	—	14	46	—	76	—	—	136
Balance, end of period	$ 3,816	$ 5,942	$ 55,126	$ 8,562	$ 10,293	$ 539	$ 108	$ 84,386

The Company recorded a total provision for credit losses of $24.3 million for the year ended December 31, 2024. The $24.3 million provision for credit losses consisted of $23.7 million for the ACL-Loans as shown above, $2.2 million for the ACL-OBCEs, net of $1.0 million for the ACL-Guarantees for the release of reserves related to a loan securitization and $0.6 million for the release of FMBI's ACL-Loans for loans sold.

	At or For the Year Ended December 31, 2023							
	MTG WHRA	RES RE	MF FIN	HC FIN	CML & CRE	AG & AGRE	CON & MAR	TOTAL
	(In thousands)							
ACL - Loans								
Balance, beginning of period	$ 1,249	$ 7,029	$ 16,781	$ 9,882	$ 8,326	$ 565	$ 182	$ 44,014
Provision for credit losses	821	328	18,493	12,572	5,232	54	(12)	37,488
Loans charged to the allowance	—	(34)	(8,400)	—	(1,356)	—	(1)	(9,791)
Recoveries of loans previously charged-off	—	—	—	—	41	—	—	41
Balance, end of period	$ 2,070	$ 7,323	$ 26,874	$ 22,454	$ 12,243	$ 619	$ 169	$ 71,752

The Company recorded a total provision for credit losses of $40.2 million for the year ended December 31, 2023. The $40.2 million provision for credit losses consisted of $37.5 million for the ACL-Loans as shown above, $2.7 million for the ACL-OBCEs.

	For the Year Ended December 31, 2022							
	MTG WHRA	RES RE	MF FIN	HC FIN	CML & CRE	AG & AGRE	CON & MAR	TOTAL
	(In thousands)							
ACL - Loans								
Balance, beginning of year	$ 1,955	$ 4,170	$ 14,084	$ 4,461	$ 5,879	$ 657	$ 138	$ 31,344
Impact of adopting CECL	41	275	520	139	(1,277)	(18)	21	(299)
Provision for credit losses	(747)	2,588	2,177	5,282	4,216	(74)	31	13,473
Loans charged to the allowance	—	(4)	—	—	(1,238)	—	(15)	(1,257)
Recoveries of loans previously charged off	—	—	—	—	746	—	7	753
Balance, end of year	$ 1,249	$ 7,029	$ 16,781	$ 9,882	$ 8,326	$ 565	$ 182	$ 44,014

The Company recorded a total provision for credit losses of $17.3 million for the year ended December 31, 2022. The $17.3 million provision for credit losses consisted of $13.5 million for the ACL-Loans as shown above, $2.6 million for the ACL-OBCEs, and $1.2 million for the ACL-Guarantees, contingent reserve related to the Freddie Mac-sponsored Q-series securitization transaction.

The below tables present the amortized cost basis and ACL-Loans allocated for collateral dependent loans, which are individually evaluated to determine expected credit losses as of December 31, 2024 and 2023:

| | December 31, 2024 | | | | |
	Real Estate	Accounts Receivable / Equipment	Other	Total	ACL-Loans Allocation
			(In thousands)		
RES RE	$ 6,153	$ —	$ —	$ 6,153	$ 31
MF FIN	227,054	—	693	227,747	22,265
HC FIN	73,225	—	—	73,225	2,569
CML & CRE	8,125	1,447	629	10,201	358
AG & AGRE	—	6	—	6	1
Total collateral dependent loans	$ 314,557	$ 1,453	$ 1,322	$ 317,332	$ 25,224

There were no significant changes in the types of collateral securing the Company's collateral dependent loans compared to December 31, 2023.

| | December 31, 2023 | | | | |
	Real Estate	Accounts Receivable / Equipment	Other	Total	ACL-Loans Allocation
			(In thousands)		
RES RE	$ 1,557	$ —	$ 3	$ 1,560	$ 21
MF FIN	46,575	—	—	46,575	521
HC FIN	73,909	—	—	73,909	6,289
CML & CRE	146	3,603	2,684	6,433	1,132
AG & AGRE	147	—	—	147	1
CON & MAR	—	—	3	3	—
Total collateral dependent loans	$ 122,334	$ 3,603	$ 2,690	$ 128,627	$ 7,964

Internal Risk Categories

The Company evaluates the loan risk grading system definitions and ACL-Loans methodology on an ongoing basis. In adherence with policy, the Company uses the following internal risk grading categories and definitions for loans:

Pass - Loans that are considered to be of acceptable credit quality, and not classified as Special Mention, Substandard or Doubtful. Also included are loans classified as Watch loans, which represent loans that remain sound and collectible but contain elevated risk that requires management's attention.

Special Mention – Loans classified as Special Mention have potential weaknesses that deserve management's attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special Mention loans are not adversely classified and do not warrant adverse classification. Loans with questions or concerns regarding collateral, adverse market conditions impacting future performance, and declining financial trends would be considered for Special Mention.

Substandard - Loans classified as Substandard are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. When a loan in the form of a line of credit is downgraded to Substandard, it is evaluated for impairment and future draws under the line of credit require the approval of an officer of Senior Credit Officer or above.

Doubtful - Loans classified as Doubtful have all the weaknesses inherent in those classified as Substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Merchants Bancorp

Notes to Consolidated Financial Statements

The following tables present the credit risk profile of the Company's loan portfolio based on internal risk rating category and origination year as of December 31, 2024 and 2023:

	December 31, 2024							
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
	(In thousands)							
MTG WHRA								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,446,068	$ 1,446,068
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 1,446,068	$ 1,446,068
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
RES RE								
Pass	$ 40,363	$ 30,750	$ 8,212	$ 6,181	$ 18,712	$ 6,210	$ 1,206,272	$ 1,316,700
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	22	—	—	203	5,928	6,153
Total	$ 40,363	$ 30,750	$ 8,234	$ 6,181	$ 18,712	$ 6,413	$ 1,212,200	$ 1,322,853
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
MF FIN								
Pass	$ 1,028,288	$ 518,320	$ 419,723	$ 66,787	$ 5,460	$ 10,456	$ 2,109,707	$ 4,158,741
Special Mention	88,337	77,700	57,679	—	—	238	13,857	237,811
Substandard	18,884	105,553	76,093	2,550	—	—	24,667	227,747
Doubtful	—	—	—	—	—	—	—	—
Total	$ 1,135,509	$ 701,573	$ 553,495	$ 69,337	$ 5,460	$ 10,694	$ 2,148,231	$ 4,624,299
Charge-offs	$ —	$ 870	$ 4,412	$ —	$ —	$ —	$ —	$ 5,282
HC FIN								
Pass	$ 460,259	$ 112,223	$ 466,393	$ —	$ —	$ —	$ 234,316	$ 1,273,191
Special Mention	32,547	—	8,900	—	—	—	96,620	138,067
Substandard	13,961	25,600	—	25,363	—	—	8,301	73,225
Total	$ 506,767	$ 137,823	$ 475,293	$ 25,363	$ —	$ —	$ 339,237	$ 1,484,483
Charge-offs	$ —	$ —	$ —	$ 3,095	$ —	$ —	$ —	$ 3,095
CML & CRE								
Pass	$ 52,323	$ 45,999	$ 107,451	$ 48,903	$ 16,264	$ 18,216	$ 1,172,763	$ 1,461,919
Special Mention	—	—	2,331	1,633	—	52	75	4,091
Substandard	40	150	110	8,835	—	41	1,025	10,201
Doubtful	—	—	—	—	—	—	—	—
Total	$ 52,363	$ 46,149	$ 109,892	$ 59,371	$ 16,264	$ 18,309	$ 1,173,863	$ 1,476,211
Charge-offs	$ —	$ —	$ 253	$ 982	$ —	$ 975	$ —	$ 2,210
AG & AGRE								
Pass	$ 17,328	$ 7,373	$ 4,676	$ 3,170	$ 8,790	$ 13,705	$ 22,583	$ 77,625
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	6	—	—	—	—	—	6
Total	$ 17,328	$ 7,379	$ 4,676	$ 3,170	$ 8,790	$ 13,705	$ 22,583	$ 77,631
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CON & MAR								
Pass	$ 326	$ 75	$ 18	$ 9	$ —	$ 4,151	$ 2,264	$ 6,843
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Total	$ 326	$ 75	$ 18	$ 9	$ —	$ 4,151	$ 2,264	$ 6,843
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total Pass	$ 1,598,887	$ 714,740	$ 1,006,473	$ 125,050	$ 49,226	$ 52,738	$ 6,193,973	$ 9,741,087
Total Special Mention	$ 120,884	$ 77,700	$ 68,910	$ 1,633	$ —	$ 290	$ 110,552	$ 379,969
Total Substandard	$ 32,885	$ 131,309	$ 76,225	$ 36,748	$ —	$ 244	$ 39,921	$ 317,332
Total Doubtful	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total Loans	$ 1,752,656	$ 923,749	$ 1,151,608	$ 163,431	$ 49,226	$ 53,272	$ 6,344,446	$ 10,438,388
Total Charge-offs	$ —	$ 870	$ 4,665	$ 4,077	$ —	$ 975	$ —	$ 10,587

The table above does not include one multi-family loan, rated as Special Mention, totaling $17.4 million and classified as held for sale at December 31, 2024. The Company did not have any material revolving loans converted to term loans that were not re-underwritten at December 31, 2024.

	December 31, 2023							
	2023	2022	2021	2020	2019	Prior	Revolving Loans	Total
				(In thousands)				
MTG WHRA								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 752,468	$ 752,468
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 752,468	$ 752,468
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
RES RE								
Pass	$ 31,011	$ 10,086	$ 6,573	$ 22,725	$ 3,298	$ 9,340	$ 1,239,161	1,322,194
Special Mention	—	—	—	—	59	492	—	551
Substandard	—	—	—	—	—	288	1,272	1,560
Total	$ 31,011	$ 10,086	$ 6,573	$ 22,725	$ 3,357	$ 10,120	$ 1,240,433	$ 1,324,305
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ 21	$ 13	$ 34
MF FIN								
Pass	$ 1,094,698	$ 762,448	$ 208,343	$ 77,340	$ 29,764	$ 8,455	$ 1,646,445	3,827,493
Special Mention	94,973	3,189	8,400	—	—	1,477	24,052	132,091
Substandard	11,682	28,360	6,534	—	—	—	—	46,576
Total	$ 1,201,353	$ 793,997	$ 223,277	$ 77,340	$ 29,764	$ 9,932	$ 1,670,497	$ 4,006,160
Charge-offs	$ —	$ 8,400	$ —	$ —	$ —	$ —	$ —	$ 8,400
HC FIN								
Pass	$ 752,591	$ 996,273	$ 110,197	$ —	$ 14,563	$ —	$ 351,110	2,224,734
Special Mention	35,869	9,520	—	—	—	—	12,658	58,047
Substandard	25,600	10,625	28,783	—	—	—	8,900	73,908
Total	$ 814,060	$ 1,016,418	$ 138,980	$ —	$ 14,563	$ —	$ 372,668	$ 2,356,689
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CML & CRE								
Pass	$ 51,110	$ 119,386	$ 77,316	$ 21,154	$ 21,088	$ 17,066	$ 1,328,980	1,636,100
Special Mention	—	—	292	172	—	84	—	548
Substandard	—	70	1,701	878	62	—	3,672	6,383
Doubtful	—	—	—	—	—	50	—	50
Total	$ 51,110	$ 119,456	$ 79,309	$ 22,204	$ 21,150	$ 17,200	$ 1,332,652	$ 1,643,081
Charge-offs	$ —	$ 496	$ 274	$ 586	$ —	$ —	$ —	$ 1,356
AG & AGRE								
Pass	$ 16,850	$ 9,825	$ 6,490	$ 14,267	$ 5,237	$ 16,606	$ 33,728	$ 103,003
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	147	—	147
Total	$ 16,850	$ 9,825	$ 6,490	$ 14,267	$ 5,237	$ 16,753	$ 33,728	$ 103,150
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
CON & MAR								
Pass	$ 748	$ 4,329	$ 247	$ 115	$ 27	$ 4,339	$ 3,862	$ 13,667
Special Mention	—	—	—	15	15	—	—	30
Substandard	—	—	—	—	—	3	—	3
Total	$ 748	$ 4,329	$ 247	$ 130	$ 42	$ 4,342	$ 3,862	$ 13,700
Charge-offs	$ —	$ —	$ —	$ —	$ —	$ 1	$ —	$ 1
Total Pass	$ 1,947,008	$ 1,902,347	$ 409,166	$ 135,601	$ 73,977	$ 55,806	$ 5,355,754	$ 9,879,659
Total Special Mention	$ 130,842	$ 12,709	$ 8,692	$ 187	$ 74	$ 2,053	$ 36,710	$ 191,267
Total Substandard	$ 37,282	$ 39,055	$ 37,018	$ 878	$ 62	$ 438	$ 13,844	$ 128,577
Total Doubtful	$ —	$ —	$ —	$ —	$ —	$ 50	$ —	$ 50
Total Loans	$ 2,115,132	$ 1,954,111	$ 454,876	$ 136,666	$ 74,113	$ 58,347	$ 5,406,308	$ 10,199,553
Total Charge-offs	$ —	$ 8,896	$ 274	$ 586	$ —	$ 22	$ 13	$ 9,791

The Company did not have any material revolving loans converted to term loans that were not re-underwritten at December 31, 2023.

Delinquent Loans

The following tables present the Company's loan portfolio aging analysis of the recorded investment in loans as of December 31, 2024 and 2023.

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans
				(In thousands)		
MTG WHRA	$ —	$ —	$ —	$ —	$ 1,446,068	$ 1,446,068
RES RE	1,294	3,797	2,339	7,430	1,315,423	1,322,853
MF FIN	8,497	11,148	201,508	221,153	4,403,146	4,624,299
HC FIN	—	—	59,264	59,264	1,425,219	1,484,483
CML & CRE	596	688	3,047	4,331	1,471,880	1,476,211
AG & AGRE	73	—	12	85	77,546	77,631
CON & MAR	—	—	—	—	6,843	6,843
	$ 10,460	$ 15,633	$ 266,170	$ 292,263	$ 10,146,125	$ 10,438,388

December 31, 2024

The table above does not include one multi-family loan of $30.1 million and two residential real estate loans totaling $2.1 million, 30-59 days past due, and one residential real estate loan of $0.1 million, 90+ days past due, classified as held for sale at December 31, 2024.

	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans
				(In thousands)		
MTG WHRA	$ —	$ —	$ —	$ —	$ 752,468	$ 752,468
RES RE	4,557	—	2,379	6,936	1,317,369	1,324,305
MF FIN	38,218	11,055	39,609	88,882	3,917,278	4,006,160
HC FIN	—	47,275	35,999	83,274	2,273,415	2,356,689
CML & CRE	172	393	3,665	4,230	1,638,851	1,643,081
AG & AGRE	27	11	147	185	102,965	103,150
CON & MAR	1	3	18	22	13,678	13,700
	$ 42,975	$ 58,737	$ 81,817	$ 183,529	$ 10,016,024	$ 10,199,553

December 31, 2023

The above tables do not include one multi-family loan, 30-59 days past due, classified as held for sale at December 31, 2023, totaling $16.5 million.

Nonperforming Loans

Nonaccrual loans, including modified loans to borrowers experiencing financial difficulty that have not met the six-month minimum performance criterion, are reported as nonperforming loans. For all loan classes, it is the Company's policy to have any modified loans which are on nonaccrual status prior to being modified, remain on nonaccrual status until six months of satisfactory borrower performance, at which time management would consider its return to accrual status. A loan is generally classified as nonaccrual when the Company believes that receipt of principal and interest is doubtful under the terms of the loan agreement. Generally, this is at 90 days or more past due. The amount of interest income recognized on nonaccrual financial assets was inconsequential during the years ended December 31, 2024 and 2023.

The following table presents the Company's nonaccrual loans and loans past due 90 days or more and still accruing at December 31, 2024 and 2023.

| | December 31, 2024 | | December 31, 2023 | |
	Nonaccrual	Total Loans > 90 Days & Accruing	Nonaccrual	Total Loans > 90 Days & Accruing
	(In thousands)			
RES RE	$ 6,154	$ —	$ 1,486	$ 894
MF FIN	201,508	—	39,608	—
HC FIN	69,001	—	28,783	7,216
CML & CRE	3,047	—	3,820	43
AG & AGRE	6	6	147	—
CON & MAR	—	—	3	15
	$ 279,716	$ 6	$ 73,847	$ 8,168

The table above does not include one residential real estate loan, classified as held for sale, on nonaccrual at December 31, 2024, totaling $0.1 million.

The Company did not have any nonperforming loans without an estimated ACL at December 31, 2024 or 2023.

Modifications to Borrowers Experiencing Financial Difficulty

Occasionally, the Company modifies loans to borrowers in financial difficulty by providing principal forgiveness, term extension, an other-than-insignificant payment delay, or interest rate reduction. In some cases, the Company provides multiple types of modifications on one loan. Typically, one type of modification, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another modification, such as principal forgiveness, may be granted, but is rare.

The following table presents the amortized cost basis of loans at December 31, 2024 and 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2024 and 2023, by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable is also presented below:

| | December 31, 2024 | | | | December 31, 2023 | | | |
	Payment Delay	Term Extension	Total Class of Financing Receivable	% of Total Class of Financing Receivable	Payment Delay	Term Extension	Total Class of Financing Receivable	% of Total Class of Financing Receivable
	(In thousands)						(In thousands)	
MF FIN	$ 40,398	$ 51,786	$ 92,184	2 %	$ —	$ —	$ —	— %
HC FIN	9,737	4,224	13,961	1 %	—	—	—	— %
CML & CRE	—	—	—	— %	3,553	—	3,553	— %
Total	$ 50,135	$ 56,010	$ 106,145	1 %	$ 3,553	$ —	$ 3,553	— %

The following table describes the financial effect of the modifications made to borrowers experiencing financial difficulty. Loans with risk classifications of Pass and Special Mention were part of the pooled loan ACL analysis. Loans classified as Substandard or worse were individually evaluated for impairment and specific reserves were established, if applicable. During the year ended December 31, 2024, no specific reserves were recorded on troubled loan modifications disclosed herein. The Company has committed to lend no additional amounts to the borrowers included in the table below.

| | December 31, 2024 | |
| | Term Extension | Payment Delay |
Loan Type	Financial Effect	Financial Effect
MF FIN	Added a weighted average 23 months to the life of loans.	Forbearance average of 7 months.
HC FIN	Added a weighted average 12 months to the life of loans.	Forbearance average of 6 months.

| | December 31, 2023 | |
| | Term Extension | Payment Delay |
Loan Type	Financial Effect	Financial Effect
CML & CRE		Forbearance average of 12 months.

The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified in the last twelve months as of December 31, 2024:

	Current	30 - 89 Days Past Due	90+ Days Past Due	Total Loans
		(In thousands)		
MF FIN	$ 78,519	$ 13,665	$ —	$ 92,184
HC FIN	—	13,961	—	13,961
Total	$ 78,519	$ 27,626	$ —	$ 106,145

Multi-family loans totaling $23.4 million that had prior forbearance modifications defaulted during the year ended December 31, 2024.

Foreclosures

There were $1.9 million and no residential loans in process of foreclosure as of December 31, 2024 and 2023.

Significant Loan Sales

Freddie Mac Q Series Securitization –2024 Activity

On April 30, 2024, the Company completed a $324.6 million securitization of 13 multi-family mortgage loans through a Freddie Mac-sponsored Q-Series transaction. The transfer of these loans was accounted for as a sale for financial reporting purposes, in accordance with ASC 860, and a $1.4 million gain on sale was recognized. The Company was retained as the mortgage sub-servicer for Freddie Mac on the entire $324.6 million pool of loans. Beyond sub-servicing the loans, the Company's ongoing involvement in this transaction is limited to customary obligations of loan sales, including any material breach in representation. In connection with this transaction, a mortgage servicing right of $1.3 million was established.

Loan Sale and Securitization - 2024 Activity

On September 26, 2024, the Company completed a private securitization by which a $628.9 million portfolio of healthcare bridge loans were sold into a real estate mortgage investment conduit ("REMIC") and ultimately sold to investors as securities. The Company retained a senior security for a total of $534.5 million and classified it as a security held to maturity. An unaffiliated, third-party institutional investor purchased the remaining subordinate interests and maintains the first-loss position on 15.0% of the losses in the loan portfolio. This transaction provided the Company an avenue to enhance capital efficiency and minimize credit risk on the balance sheet.

As part of the securitization transaction, the Company will be both Master Servicer and Special Servicer of the loans. As Master Servicer and Special Servicer, the Company will have obligations to collect and remit payments of principal and interest, manage payments of taxes and insurance, and otherwise administer the underlying loans.

Beyond servicing the loans, the Company's ongoing involvement in this transaction is limited to customary obligations of loan sales, including any material breach in representation. In connection with the securitization, the Company received proceeds on loans, net of the acquired securities, of $94.0 million. No allowance for credit losses was recognized in connection with purchase of the security, in accordance with ASC 326. However, the $4.4 million allowance for credit losses associated with the loans sold was released through the provision for credit losses.

The transfer of these loans was accounted for as a sale for financial reporting purposes, in accordance with ASC 860, and a $0.6 million net loss on sale was recognized.

Freddie Mac Q Series Securitization - 2023 Activity

On August 31, 2023, the Company completed a $303.6 million securitization of 11 multi-family mortgage loans through a Freddie Mac-sponsored Q-Series transaction. The transfer of these loans was accounted for as a sale for financial reporting purposes, in accordance with ASC 860, and a $60,000 loss on sale was recognized. The Company was retained as the mortgage sub-servicer for Freddie Mac on the entire $303.6 million pool of loans. Beyond sub-servicing the loans, the Company's ongoing involvement in this transaction is limited to customary obligations of loan sales, including any material breach in representation. In connection with this transaction, a mortgage servicing right of $1.5 million was established.

Loans Purchased

The Company purchased $108.6 million and $358.5 million of loans during the years ended December 31, 2024 and 2023, respectively.

Loan Guarantees

The Company holds instruments, in the normal course of business with customers, that are considered financial guarantees. Standby letters of credit guarantees are issued in connection with agreements made by customers to counterparties. Standby letters of credit are contingent upon failure of the customer to perform the terms of the underlying contract. Credit risk associated with the standby letters of credit is essentially the same as that associated with extending loans to customers and is subject to normal credit policies. The terms of these standby letters of credit range from less than one to nine years. These commitments are not recorded in the consolidated financial statements. The total for these guarantees at December 31, 2024 and 2023 was $204.7 million and $129.7 million, respectively.

Note 6: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	December 31,		
	2024		2023
	(In thousands)		
Land	$	8,016	$	8,099
Buildings		28,200		29,291
Building and remodeling in progress		20,453		2,489
Leasehold improvements		1,017		352
Furniture, fixtures, equipment and software		14,335		13,321
Total cost		72,021		53,552
Accumulated depreciation		(13,404)		(11,210)
Net premises and equipment	$	58,617	$	42,342

Depreciation expense of $3.0 million, $2.9 million and $2.5 million was recorded for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company had an outstanding construction commitment related to expanding its headquarters of $7.9 million as of December 31, 2024.

Note 7: Loan Servicing

Mortgage and SBA loans serviced for others are not included on the accompanying consolidated balance sheets and include multi-family, single-family and SBA loans sold in the secondary market. The risks inherent in servicing assets relate primarily to changes in prepayments that result from shifts in interest rates. Call protection is in place on certain multi-family loans to deter from prepayments on a 10-year sliding scale. The Company's total servicing portfolio, primarily managed in the Multi-family Mortgage Banking segment, had an unpaid principal balance of $29.0 billion and $26.0 billion as of December 31, 2024 and 2023, respectively. Included in the December 31, 2024 and 2023 amounts, respectively, were unpaid principal balances of loans serviced for others of $17.6 billion and $15.3 billion, an unpaid principal balance of loans sub-serviced for others of $3.0 billion and $2.1 billion, and other servicing balances of $784.8 million and $721.1 million. The Company also manages $7.5 billion and $7.9 billion of loans for customers that have loans on the balance sheet at December 31, 2024 and 2023, respectively. The servicing portfolio is primarily Ginnie Mae, Fannie Mae, and Freddie Mac loans and is a significant source of our noninterest income and deposits.

The following summarizes the activity in servicing rights measured using the fair value method for the years ended December 31, 2024, 2023, and 2022:

	For the Year Ended December 31,					
	2024		2023		2022	
	(In thousands)					
Balance, beginning of period	$	158,457	$	146,248	$	110,348
Purchased servicing		—		513		—
Originated servicing		18,670		14,755		27,124
Paydowns		(9,901)		(7,621)		(10,985)
Changes in fair value due to changes in valuation inputs or assumptions used in the valuation model		22,709		4,562		19,761
Balance, end of period	$	189,935	$	158,457	$	146,248

Contractually specified servicing fees for retained, purchased and sub-serviced loans were $30.9 million, $29.3 million, and $21.4 million for years ended December 31, 2024, 2023, and 2022, respectively.

In connection with certain loan servicing and sub-servicing agreements, the Company is to reconcile the payments received monthly on these loans, for principal and interest, taxes, insurance, and replacement reserves. The funds are required to be maintained in separate trust accounts and not commingled with the Company's general operating funds. At December 31, 2024 and 2023, the Company held restricted escrow funds for these loans at the Bank or other financial institution, amounting to $1.5 billion and $1.3 billion, respectively.

Note 8: Goodwill

Goodwill was $8.0 million and $15.8 million as of December 31, 2024 and 2023, respectively. The Company sold its FMBI branches in January 2024, resulting in the extinguishment of associated goodwill. As of December 31, 2024, the Company's market capitalization exceeded its book value, despite stock market volatility, interest rates fluctuations and inflation concerns. Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets acquired. Goodwill is tested for impairment annually, or more frequently if events and circumstances exist that indicate a goodwill impairment test should be performed. Based upon management's assessment and evaluation of goodwill at year-end, the likelihood that an impairment of the current carrying amount of goodwill has occurred is considered remote.

	2024				2023				2022			
	Multi-family	Banking	Warehouse	Total	Multi-family	Banking	Warehouse	Total	Multi-family	Banking	Warehouse	Total
	(In thousands)				(In thousands)				(In thousands)			
Balance, beginning of period	$ 3,791	$ 8,353	$ 3,701	$ 15,845	$ 3,791	$ 8,353	$ 3,701	$ 15,845	$ 3,791	$ 8,353	$ 3,701	$ 15,845
Sale of FMBI branches	—	(7,831)	—	(7,831)	—	—	—	—	—	—	—	—
Balance, end of period	$ 3,791	$ 522	$ 3,701	$ 8,014	$ 3,791	$ 8,353	$ 3,701	$ 15,845	$ 3,791	$ 8,353	$ 3,701	$ 15,845

Note 9: Qualified Affordable Housing and Other Tax Credits

The Company invests in LIHTC limited liability partnerships and LLCs. The primary purpose of these investments is to earn an adequate return of capital through the receipt of low-income housing tax credits. Those investments are recorded at cost and then amortized using the proportional amortization method. The investments are included in other assets on the consolidated balance sheets, with any unfunded commitments included in other liabilities. The investments are amortized as a component of income tax expense.

The Company also has a pool of investments that are held for sale and are accounted for at the lower of cost or market. These investments include projects that are awaiting syndication in LIHTC funds through our MCI subsidiary. The investments are included in other assets on the consolidated balance sheets.

The Company is the primary beneficiary in one of its joint venture investments, therefore the results of this entity are consolidated and the benefits of the new market fund are recognized through tax credits as a component of income tax expense.

| | | December 31, 2024 | | December 31, 2023 | |
| | | (In thousands) | | | |
Investment	Accounting Method	Investment	Unfunded Commitments	Investment	Unfunded Commitments
LIHTC	Proportional amortization	$ 123,574	$ 93,929	$ 78,718	$ 61,411
LIHTC [1]	Lower of cost or market	56,533	—	52,675	—
LIHTC subtotal		$ 180,107	$ 93,929	$ 131,393	$ 61,411
Joint Venture	Consolidated	10,937	—	11,000	—
Total		$ 191,044	$ 93,929	$ 142,393	$ 61,411

(1) LIHTC projects held for future syndication.

Notes to Consolidated Financial Statements

The following table summarizes the amortization expense and tax credits recognized for the Company's low-income housing investments for the years ended December 31, 2024, 2023, and 2022.

		December 31,				
		2024		**2023**		**2022**
		(In thousands)				
Amortization expense	$	10,430	$	7,949	$	2,134
Expected tax credits		12,114		8,416		2,077

There was an obligation of $93.9 million and $61.4 million reflected in the investment balances and liabilities at December 31, 2024 and 2023.

The Company serves as a general partner for several syndicated low-income housing tax credit funds that are owned by one investor, holding 99.99% of the funds, as a limited partner. The general partner provided services during 2024, such as formation of the funds and identifying or acquiring tax credit investments during 2024, for which it expects to receive fees in the future, up to approximately $19.3 million. The amount of payments to be received by the general partner is contingent upon achieving certain performance obligations, including the stabilization of the properties and delivery of tax credits to the limited partner in the future, which could extend out until 2042. Due to the long-term nature of the agreement, amounts to be received, and the uncertainty of achieving the performance obligation, variable consideration and revenue recognition has been 100% constrained as of December 31, 2024. Revenue recognition will be continuously evaluated as facts and circumstances evolve. The Company has also advanced these LIHTC funds $98.8 million as of December 31, 2024 and $29.9 million as of December 31, 2023 to acquire its LIHTC investment projects, for which it expects repayment over a similar period. These advances have been recorded in other assets on the consolidated balance sheets and remain subject to evaluation under the CECL model. After considering the likelihood of credit losses it was concluded that no allowance was necessary.

Note 10: Leases

The Company has operating leases for various locations with terms ranging from one to seven years. Some operating leases include options to extend. The extensions were included in the right-of-use asset if the likelihood of extension was reasonably certain. The Company elected not to separate non-lease components from lease components for its operating leases.

The Company has operating lease right-of-use assets of $8.3 million and $10.1 million as of December 31, 2024 and 2023, respectively, and operating lease right-of-use liabilities of $9.3 million and $11.3 million as of December 31, 2024 and 2023, respectively.

Supplemental balance sheet information related to leases is presented in the table below as of December 31, 2024 and 2023:

		December 31, 2024		December 31, 2023
Balance Sheet		(In thousands)		
Operating lease right-of-of use asset (in other assets)	$	8,332	$	10,060
Operating lease liability (in other liabilities)		9,303		11,251
Weighted average remaining lease term (years)		4.6		6.0
Weighted average discount rate		3.43%		2.89%

The table below presents the components of lease expenses for the years ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
Statement of Income	(In thousands)		
Components of lease expense:			
Operating lease cost (in occupancy and equipment expense)	$ 2,692 $	2,438 $	2,033

Supplemental cash flow information related to leases is presented in the tables below.

Maturities of operating lease liabilities:		**As of December 31, 2024**
One year or less	$	2,321
Year two		2,293
Year three		2,203
Year four		1,597
Year five		1,101
Thereafter		547
Total future minimum lease payments	$	10,062
Less: imputed interest		759
Total	$	9,303

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
Statement of Cash Flow	(In thousands)		
Supplemental cash flow information:			
Operating cash flows from operating leases	$ 2,505 $	2,129 $	1,461

Note 11: Other Assets and Receivables

The following items are included in other assets and receivables on the consolidated balance sheets.

Other Prepaid Expense

The Company had $130.8 million in prepaid assets at December 31, 2024, an increase of $127.0 million from December 31, 2023. As of December 31, 2024, the Company had to pay $125.0 million to its transfer agent to redeem shares of preferred stock on January 2, 2025. This resulted in a prepaid asset.

Joint Ventures

The Company has investments in various joint ventures totaling $42.2 million and $41.2 million at December 31, 2024 and 2023, respectively. These investments are primarily made of up of investments in debt funds totaling $31.8 million and $33.2 million at December 31, 2024 and 2023, respectively. The Company was not a primary beneficiary in any of these joint venture investments. Results from the entities are not required to be consolidated and are accounted for under the equity method of accounting. The Company is obligated to make additional investments over the next several years. There was an obligation of $3.8 million and $4.0 million reflected in the investment balance and liabilities at December 31, 2024 and 2023, respectively. See *Note 12: Variable Interest Entities (VIEs)* for additional information about VIE's.

Intangibles

Core deposit and other intangibles are recorded on the acquisition date of an entity. The Company has one year after the acquisition date to record subsequent adjustments for provisional amounts recorded at the acquisition date. The carrying basis and accumulated amortization of recognized core deposit and other intangibles are noted below.

	2024				2023			2022		
	Gross Carrying Amount	Accumulated Amortization	Sale of FMBI branches	Total	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
	(In thousands)				(In thousands)			(In thousands)		
Licenses	$ 123	$ (123)	$ —	$ —	$ 1,370	$ (1,247)	$ 123	$ 1,370	$ (1,052)	$ 318
Trade names	224	(165)	—	59	224	(143)	81	224	(120)	104
Core deposit intangible	538	—	(538)	—	2,417	(1,879)	538	2,417	(1,653)	764
Total intangible assets	$ 885	$ (288)	$ (538)	$ 59	$ 4,011	$ (3,269)	$ 742	$ 4,011	$ (2,825)	$ 1,186

Estimated amortization expense for future years is as follows (in thousands):

Year ending December 31,	
2025	$ 23
2026	22
2027	14
2028	—
2029	—
Thereafter	—
Total	$ 59

Freestanding Credit Enhancements

In December 2024, Company executed a CDS on a reference pool of warehouse loans with an initial principal balance of $1.2 billion. The initial pool consists of warehouse participation certificates, classified as loans held for sale, but could include warehouse repurchase agreements, classified as loans receivable, in the future. The protected tranche will cover the first 12.5% of losses on the notional amount. Annual CDS premium payments will equal 0.8% of the portfolio notional amount and be recorded as noninterest expense. Merchants will continually replenish maturing or non-renewing loans with substantially similar loans subject to mutual agreement of buyer and seller during a replenishment period, subject to a minimum balance of 1.2 million and a maximum balance of 2.0 million. The risk transfer agreement has a replenishment period of 36 months but can be extended to a maximum of 48 months.

The CDS will not be accounted for as a derivative. A scope exception within "ASC 815 – Derivatives and Hedging" for certain financial guarantees will be utilized, as recovery payments are contingent on the failure of the debtor to pay their past due obligations, which are preconditions to the guarantee. Accordingly, the CDS has been accounted for as a freestanding credit enhancement and does not offset the Company's estimate of expected credit losses. Therefore, the ACL-loans will continue to be recorded without considering potential recoveries from freestanding credit enhancement contracts. Upon initial execution, there was no CDS recovery asset established because the loans in the pool were participation certificates that were classified as loans held for sale and carry no ACL-loans. In future periods, if repurchase agreements are in the pool, which are classified as loans receivable, a CDS recovery asset would be established in other assets, with an equal benefit to CDS recovery income in other noninterest income for the protected portion of the amounts included in the ACL-loans. The recovery asset and recovery income accounts will be adjusted as the ACL-loans is adjusted for changes in loss expectations.

Qualified Affordable Housing and Leases

Other items included in other assets and receivables on the consolidated balance sheets are disclosed elsewhere or are not individually significant. See *Note 9: Qualified Affordable Housing and Other Tax Credits* and *Note 10: Leases* for further information.

Note 12: Variable Interest Entities (VIEs)

A VIE is a corporation, partnership, limited liability company, or any other legal structure used to conduct activities or hold assets generally that either:

- Does not have equity investors with voting rights that can directly or indirectly make decisions about the entity's activities through those voting rights or similar rights; or

- Has equity investors that do not provide sufficient equity for the entity to finance its activities without additional subordinated financial support.

The Company has invested in single-family, multi-family, and healthcare debt financing entities, as well as low-income housing syndicated funds that are deemed to be VIEs. The Company also has deemed REMIC trusts as VIEs that were established in conjunction with multi-family and healthcare loan sales and securitization transactions. Accordingly, the entities were assessed for potential consolidation under the VIE model that requires primary beneficiaries to consolidate the entity's results. A primary beneficiary is defined as the party that has both the power to direct the activities that most significantly impact the entity, and an interest that could be significant to the entity. To determine if an interest could be significant to the entity, both qualitative and quantitative factors regarding the nature, size and form of involvement with the entity are evaluated.

At December 31, 2024 the Company determined it was not the primary beneficiary for most of its VIEs, primarily because the Company did not have control or the obligation to absorb losses or the rights to receive benefits from the VIE that could potentially be significant to the VIE. Evaluation and assessment of VIEs for consolidation is performed on an ongoing basis by management. Any changes in facts and circumstances occurring since the previous primary beneficiary determination will be considered as part of this ongoing assessment.

The table below reflects the assets of the VIEs, as well as the maximum exposure to loss in connection with unconsolidated VIEs and liabilities for binding, unfunded commitments at December 31, 2024 and 2023. The Company's maximum exposure to loss associated with its unconsolidated VIEs consists of the capital invested plus any unfunded equity commitments. These investments are recorded in other assets and other liabilities on the consolidated balance sheets. Also included in the maximum loss exposure are loans to VIEs that are included in loans receivable. Although the REMIC trusts are not recognized on the balance sheet, the maximum exposure to loss is the carrying value of the securities acquired as part of the securitization transactions.

Assets	Investments in VIEs	Loans to VIEs	Securities of VIEs	Maximum Exposure to Loss	Liabilities for VIEs
			(In thousands)		
December 31, 2024					
Low-income housing tax credit investments	$ 225,727	$ 282,584	$ —	$ 508,311	$ 89,956
Debt funds	31,772	109,480	—	141,252	2,752
Off-balance-sheet REMIC trusts	—	23,564	1,652,833	1,676,397	—
Total Unconsolidated VIEs	$ 257,499	$ 415,628	$ 1,652,833	$ 2,325,960	$ 92,708
December 31, 2023					
Low-income housing tax credit investments	$ 118,741	$ 232,407	$ —	$ 351,148	$ 35,099
Debt funds	33,221	86,416	—	119,637	2,752
Off-balance-sheet REMIC trusts	—	—	1,192,201	1,192,201	—
Total Unconsolidated VIEs	$ 151,962	$ 318,823	$ 1,192,201	$ 1,662,986	$ 37,851

Note 13: Deposits

Deposits were comprised of the following at and December 31, 2024 and 2023:

	December 31,	
	2024	**2023**
	(In thousands)	
Noninterest-bearing deposits		
Demand deposits	$ 239,005	$ 520,070
Total noninterest-bearing deposits	239,005	520,070
Interest-bearing deposits		
Demand deposits:		
Core demand deposits	$ 4,319,512	$ 3,876,837
Brokered demand deposits	—	1,504,230
Total demand deposits	4,319,512	5,381,067
Savings deposits:		
Core savings deposits	3,442,111	2,992,332
Brokered savings deposits	859	589
Total savings deposits	3,442,970	2,992,921
Certificates of deposit:		
Core certificates of deposits	1,385,270	701,577
Brokered certificates of deposits	2,533,219	4,465,825
Total certificates of deposits	3,918,489	5,167,402
Total interest-bearing deposits	11,680,971	13,541,390
Total core deposits	$ 9,385,898	$ 8,090,816
Total brokered deposits	$ 2,534,078	$ 5,970,644
Total deposits	$ 11,919,976	$ 14,061,460

Maturities for certificates of deposit are as follows:

	December 31, 2024
	(In thousands)
Due within one year	$ 3,821,474
Due in one year to two years	82,846
Due in two years to three years	14,169
Due in three years to four years	—
Due in four years to five years	—
Due in five years to six years	—
	$ 3,918,489

Certificates of deposit of $250,000 or more totaled $694.8 million and $411.2 million at December 31, 2024 and 2023, respectively.

Note 14: Borrowings

Borrowings were comprised of the following at December 31, 2024 and 2023:

	December 31,	
	2024	2023
	(In thousands)	
Federal Reserve discount window borrowings	$ 50,000	$ —
Subordinated debt	71,800	64,922
FHLB advances	4,172,030	771,392
Credit linked notes, net of debt discount	84,358	119,879
Other borrowings	7,934	7,934
Total borrowings	$ 4,386,122	$ 964,127

Federal Reserve Discount Window Borrowings

Federal Reserve discount window borrowings are secured by the collateral value of commercial, agricultural, construction and 1-4 family residential real estate loans totaling $3.1 billion and $3.1 billion as of December 31, 2024 and 2023, respectively. This arrangement has a maximum borrowing limit of collateral pledged multiplied by an advance rate. Borrowing maturities can range from 24 hours to up to a term of 90 days. Life to date, all Company borrowings were for a 24-hour period. As of December 31, 2024 and 2023, the outstanding balance was $50.0 million and $0, respectively. The December 31, 2024 advance was based on a fixed interest rate of 4.50% set by the Federal Reserve for Primary Credit Institutions.

Subordinated Debt

The Company entered into a warehouse financing arrangement in April 24, 2018 and was revised in December 2023, whereby a customer agreed to invest up to $60.0 million in the Company's subordinated debt. The subordinated debt balance as of December 31, 2024 and 2023 was $41.8 million and $39.0 million, respectively. As of December 31, 2024, interest on the debt is paid monthly by the Company at a rate equal to SOFR, plus 300 basis points, plus additional interest equal to 50% of the earnings generated. There is also a guaranteed interest rate floor associated with these earnings. The agreement is automatically renewed annually on June 30th for one or more terms of two years each unless either party notifies the other party at least 180 days prior to its renewable date, of its desire not to continue the relationship. As of December 31, 2024, neither party had made a notification of its intent to cancel this arrangement.

Additionally, the Company entered into an additional warehouse financing agreement on April 14, 2023 and was revised on July 20, 2023, whereby a customer agreed to invest up to $30.0 million in the Company's subordinated debt. The subordinated debt balance as of December 31, 2024 and 2023 was $30.0 million and $25.9 million, respectively. As of December 31, 2024, interest on the debt is paid monthly by the Company at a rate equal to SOFR, plus 300 basis points, plus additional interest equal to 50% of the earnings generated. The agreement is automatically renewed annually on June 30th for one or more terms of two years each unless either party notifies the other party at least 180 days prior to its renewable date, of its desire not to continue the relationship. As of December 31, 2024, neither party had made a notification of its intent to cancel this arrangement.

FHLB Advances

FHLB advances are secured by the collateral value of mortgage loans totaling $4.2 billion and $3.4 billion at December 31, 2024 and 2023, respectively. In addition, securities available for sale, securities held to maturity, and securities purchased under agreements to resell with a carrying value of $1.4 billion and $971.3 million were pledged as of December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, the outstanding balances were $4.2 billion and $771.4 million, respectively. At December 31, 2024 the FHLB advances had interest rates ranging from 2.78% to 4.48%, and ranged from 2.18% to 5.52% at December 31, 2023. These rates were subject to restrictions or penalties in the event of prepayment.

Credit Linked Notes

On March 30, 2023, the Company issued and sold $158.1 million senior credit linked notes, due May 26, 2028. The net proceeds of the offering were approximately $153.5 million. The repayment of principal on the notes was initially linked to an approximately $1.1 billion reference pool of loans originated under the Bank's healthcare commercial real estate lending program, but the notes are not secured by the loans. The notes provide periodic payments of interest in addition to payment of principal over the life of the note and these values are tied to the performance of the loans. Therefore, the notes effectively transfer credit risk in excess of the first 1% of losses on the reference pool of loans. The reduction in risk weighted assets provides additional balance sheet capacity and benefits capital ratios for additional growth in the existing loan pipeline. The Company maintains the ACL associated with the loans in the reference pool on the Company's balance sheet.

The notes accrue interest at a rate equal to SOFR plus 15.50% and interest pays monthly. As of December 31, 2024, the effective interest rate was 20.0% and the balance, net of debt discount, of the notes was $84.4 million.

The notes are secured by a restricted collateral account which the Company is required to maintain with a third-party financial institution. The collateral account maintains an amount equal to at least the aggregate unpaid principal of the notes. As of December 31, 2024, the account included $33.5 million of restricted cash and $59.5 million in short-term Treasury securities. These are reported as cash equivalents and securities available for sale on the consolidated balance sheets.

Other Borrowings

On May 4, 2023, the Company entered into a debt agreement that was ultimately funded from a Sponsor Improvement Contribution as part of a low-income tax credit syndication transaction. The debt balance as of December 31, 2024 and 2023 was $7.9 million and $7.9 million, respectively. As of December 31, 2024, interest on the debt is paid by the Company at a rate equal to 1%. The agreement has a maturity date of December 31, 2047.

Maturities of borrowings were as follows at December 31, 2024:

	Year Ended December 31, 2024					
	Federal Reserve Discount Window	Subordinated Debt	FHLB Advances	Credit Linked Notes	Other Borrowings	Borrowings Total
	(In thousands)					
Due within one year	$ 50,000	$ —	$ 4,165,759	$ —	$ —	$ 4,215,759
Due in one year to two years	—	71,800	5,939	—	—	77,739
Due in two years to three years	—	—	62	—	—	62
Due in three years to four years	—	—	59	84,358	—	84,417
Due in four years to five years	—	—	211	—	—	211
Thereafter	—	—	—	—	7,934	7,934
	$ 50,000	$ 71,800	$ 4,172,030	$ 84,358	$ 7,934	$ 4,386,122

At December 31, 2024, the Company had excess borrowing capacity of approximately $4.3 billion with the FHLB and the Federal Reserve discount window, based on available collateral.

Note 15: Derivative Financial Instruments

The Company uses non-hedging designated, derivative financial instruments to help manage exposure to interest rate risk and the effects that changes in interest rates may have on net income and the fair value of assets and liabilities.

Internal Interest Rate Risk Management

The Company enters into forward contracts for the future delivery of mortgage loans to third party investors and enters into interest rate lock commitments with potential borrowers to fund specific mortgage loans that will be sold into the secondary market. The forward contracts are entered into in order to economically hedge the effect of changes in interest rates resulting from the Company's commitment to fund the loans. Forward contracts and interest rate lock agreements are accounted for as derivatives at fair value with changes in fair value reflected in other income on the consolidated statements of income.

Interest rate swaps are also used by the Company to reduce the risk that significant increases in interest rates may have on the value of certain fixed rate loans held for sale and the respective loan payments received from borrowers. All changes in the fair market value of these interest rate swaps and associated loans held for sale have been included in gain on sale of loans. Any difference between the fixed and floating interest rate components of these transactions have also been included in gain on sale.

The Company entered into a contract containing put options and interest rate floors on securities it acquired from a warehouse customer. These provide protection and offset losses in value of certain securities available for sale. The gain (loss) on the put options is substantially equal and offsetting to the fair market value adjustment of securities available for sale, resulting in an inconsequential net gain or loss in other noninterest income. This helps mitigate interest rate risk and minimizes impacts of market fluctuations on the securities available for sale that the Company elected to account for under the fair value option with changes in fair value reflected in earnings. The Company also entered into interest rate floor contracts with two warehouse loan customers to minimize interest rate risk. All changes in the fair market value of these options and floors have been included in other noninterest income.

Credit Risk Management

In March 2024, the Company entered into a contract as the buyer of credit protection through the credit derivative market. A CDS was purchased to manage credit risk associated with specific multi-family mortgage loans. Under the terms of the contract, the Company will be compensated for certain credit-related losses on a pool of multi-family mortgage loans. The protection seller has posted aggregate collateral of $67.3 million related to their obligations under the contract. The collateral is not included on the Company's consolidated balance sheets. There was no gain or loss associated with the credit default swap valuation as of December 31, 2024. Any future changes in the fair market value of this instrument will be included in other noninterest expense.

The CDS is considered a derivative, but is not designated as an accounting hedge, and is recorded at fair value, with changes in fair value reflected in noninterest expense on the consolidated statements of income. The fair value of derivative instruments with a positive fair value are reported in other assets on the consolidated balance sheets while derivative instruments with a negative fair value are reported in other liabilities on the consolidated balance sheets.

The following table presents the notional amount and fair value of interest rate locks, forward contracts, interest rate swaps, put options, interest rate floors, and credit derivatives utilized by the Company at December 31, 2024 and 2023. This table excludes the fair market value adjustment on loans commonly hedged with these derivatives.

	Notional Amount	Balance Sheet Location	Fair Value Asset	Liability
December 31, 2024		(In thousands)		
Interest rate lock commitments	$ 24,609	Other assets/liabilities	$ 30	$ 176
Forward contracts	33,000	Other assets/liabilities	229	1
Interest rate swaps	49,891	Other assets/liabilities	4,199	—
Put options	680,354	Other assets	43,777	—
Interest rate floors	1,228,274	Other assets	4,043	—
Credit derivatives	58,526	Other liabilities	—	—
			$ 52,278	$ 177

	Notional Amount	Balance Sheet Location	Fair Value Asset	Liability
December 31, 2023		(In thousands)		
Interest rate lock commitments	$ 16,526	Other assets/liabilities	$ 140	$ 4
Forward contracts	25,500	Other assets/liabilities	4	391
Interest rate swaps	57,540	Other assets/liabilities	2,610	—
Put options	748,374	Other assets	25,877	—
Interest rate floors	748,374	Other assets	6,576	—
			$ 35,207	$ 395

The following table summarizes the periodic changes in the fair value of the above derivative financial instruments on the consolidated statements of income for the years ended December 31, 2024, 2023, and 2022.

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Derivative gain (loss) included in gain on sale of loans:			
Interest rate lock commitments	$ (282)	$ 130	$ (218)
Forward contracts (includes pair-off settlements)	338	201	5,277
Interest rate swaps	2,282	(420)	132
Net gain (loss)	2,338	(89)	5,191
Derivative gain (loss) included in other income:			
Put options [1]	17,901	5,629	—
Interest rate floors	(2,533)	6,575	—
Net gain	$ 15,368	$ 12,204	$ —

(1) The put option gain (loss) reflects an adjustment to the fair value of the derivative that is substantially equal and offset by an adjustment to the fair value of its related securities available for sale for which the Company elected to account for under the fair value option with changes in fair value reflected in earnings. The combination of these adjustments is designed to result in an inconsequential net gain or loss in other noninterest income.

Derivatives on Behalf of Customers

The Company offers derivative contracts to some customers in connection with their risk management needs. These derivatives include back-to-back interest rate swap, cap, and floor arrangements. The Company manages the risk associated with these contracts by entering into an equal and offsetting derivative with a third-party dealer. These derivatives generally work together as an offsetting, economic interest rate hedge, but the Company does not designate them for hedge accounting treatment.   Consequently, changes in fair value of the corresponding derivative financial asset or liability were recorded as either a charge or credit to current earnings during the period in which the changes occurred, typically resulting in no net earnings impact.

The fair values of derivative assets and liabilities related to back-to-back derivatives on behalf of customers with back-to-back interest rate swap, cap or floor arrangements were recorded on the consolidated balance sheets as follows:

	Notional Amount	Balance Sheet Location	Fair Value Asset	Liability
		(In thousands)		
December 31, 2024	$ 724,224	Other assets/liabilities	$ 309	$ 309
December 31, 2023	$ 607,169	Other assets/liabilities	$ 12,426	$ 12,426

The gross gains and losses on these derivative assets and liabilities were recorded in other noninterest income and other noninterest expense in the consolidated statements of income as follows:

		Year Ended December 31,				
		2024		**2023**		**2022**
		(In thousands)				
Gross swap gains	$	12,117	$	9,385	$	1,910
Gross swap losses		12,117		9,385		1,910
Net swap gains (losses)	$	—	$	—	$	—

The Company pledged $263,000 and $0 collateral to secure its obligations under swap contracts at both December 31, 2024 and 2023, respectively.

Note 16: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following tables present the fair value measurements of assets and liabilities recognized on the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023:

		Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Assets	Fair Value	(Level 1)	(Level 2)	(Level 3)
		(In thousands)		
December 31, 2024				
Mortgage loans in process of securitization	$ 428,206	$ —	$ 428,206	$ —
Securities available for sale:				
Treasury notes	90,006	90,006	—	—
Federal agencies	252,936	—	252,936	—
Mortgage-backed - Agency	1,162	—	1,162	—
Mortgage-backed - Non-Agency residential - fair value option	430,779	—	430,779	—
Mortgage-backed - Agency - fair value option	205,167	—	205,167	—
Loans held for sale	78,170	—	78,170	—
Servicing rights	189,935	—	—	189,935
Derivative assets:				
Interest rate lock commitments	30	—	—	30
Forward contracts	229	—	229	—
Interest rate swaps	4,199	—	4,199	—
Interest rate swaps, caps and floors (back-to-back)	309	—	309	—
Put options	43,777	—	12,481	31,296
Interest rate floors	4,043	—	—	4,043
Derivative liabilities:				
Interest rate lock commitments	176	—	—	176
Forward contracts	1	—	1	—
Interest rate swaps, caps and floors (back-to-back)	309	—	309	—
December 31, 2023				
Mortgage loans in process of securitization	$ 110,599	$ —	$ 110,599	$ —
Securities available for sale:				
Treasury notes	128,968	128,968	—	—
Federal agencies	247,755	—	247,755	—
Mortgage-backed - Agency	14,467	—	14,467	—
Mortgage-backed - Non-Agency residential - fair value option	485,500	—	—	485,500
Mortgage-backed - Agency - fair value option	236,997	—	236,997	
Loans held for sale	86,663	—	86,663	—
Servicing rights	158,457	—	— —	158,457
Derivative assets:				
Interest rate lock commitments	140	—	—	140
Forward contracts	4	—	4	—
Interest rate swaps	2,610	—	2,610	—
Interest rate swaps, caps and floors (back-to-back)	12,426	—	12,426	—
Put options	25,877		7,223	18,654
Interest rate floors	6,576	—	—	6,576
Derivative liabilities:				
Interest rate lock commitments	4	—	—	4
Forward contracts	391	—	391	—
Interest rate swaps, caps and floors (back-to-back)	12,426	—	12,426	—

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized on the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2024 and 2023. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

The Company values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of an active market, the value is based on the most advantageous market for the asset or liability.

Mortgage Loans in Process of Securitization, Securities Available for Sale, and Securities with a Fair Value Option Election

Where quoted market prices are available in an active market, securities such as U.S. Treasuries are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy including federal agencies, mortgage-backed securities, municipal securities and Federal Housing Administration participation certificates. In certain cases, if Level 1 or Level 2 inputs are not available, securities would be classified within Level 3 of the hierarchy.

Loans Held for Sale

Certain loans held for sale at fair value are saleable into the secondary mortgage markets and their fair values are estimated using observable quoted market or contracted prices, or market price equivalents, which would be used by other market participants. These saleable loans are considered Level 2.

Servicing Rights

Servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models having significant inputs of discount rate, prepayment speed, cost of servicing, interest rates, and default rate. Due to the nature of the valuation inputs, servicing rights are classified within Level 3 of the hierarchy.

The Chief Financial Officer's (CFO) office contracts with an independent pricing specialist to generate fair value estimates on a quarterly basis. The CFO's office challenges the reasonableness of the assumptions used and reviews the methodology to ensure the estimated fair value complies with GAAP.

Derivative Financial Instruments

Interest rate lock commitments - The Company estimates the fair value of interest rate lock commitments based on the value of the underlying mortgage loan, quoted mortgage-backed security prices, estimates of the fair value of the servicing rights, and an estimate of the probability that the mortgage loan will fund within the terms of the interest rate lock commitment, net of expenses. With respect to its interest rate lock commitments, management determined that a Level 3 classification was most appropriate based on the various significant unobservable inputs utilized in estimating the fair value of its interest rate lock commitments.

Forward sales commitments - The Company estimates the fair value of forward sales commitments based on market quotes of mortgage-backed security prices for securities similar to the ones used, which are considered Level 2.

Interest rate swaps, caps, and floors (back-to-back) – The Company estimates the fair value of these derivatives made in relation to specific contracts with customers based on prices that are obtained from a third party that uses observable market inputs, thereby supporting a Level 2 classification.

Interest rate swaps – The Company estimates the fair value of interest rate swaps based on prices that are obtained from a third party that uses observable market inputs, thereby supporting a Level 2 classification.

Put options - The fair value of put options is linked to securities available for sale that are accounted for using the fair value option and are classified as either Level 2 or Level 3 on the hierarchy. The put options are classified as Level 2 or Level 3 in the hierarchy, depending upon the magnitude of observable inputs in the valuation of the securities. These valuations are estimated by a third party.

Interest rate floors - The fair value of certain interest rate floors is linked to securities available for sale that are accounted for using the fair value option. Other interest rate floors are linked to loans with warehouse customers. The value of the interest rate floors is based on estimated discounted cash flows that are based on inputs that are not readily observable and, thus, are classified as Level 3 on the hierarchy. These valuations are estimated by a third party.

Credit default swap – The fair value of the credit default swap is linked to the value of its underlying mortgage loans. The Company estimates the fair value based on estimated discounted cash flows that are derived from inputs, including credit spreads that are not readily observable and, thus, are classified as Level 3 on the hierarchy. These valuations are estimated by a third party.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized on the accompanying consolidated balance sheets using significant unobservable (Level 3) inputs:

| | **Year Ended December 31,** | | |
| | **2024** | **2023** | **2022** |
	(In thousands)		
Servicing rights			
Balance, beginning of period	$ 158,457	$ 146,248	$ 110,348
Purchased servicing	—	513	—
Originated servicing	18,670	14,755	27,124
Paydowns	(9,901)	(7,621)	(10,985)
Changes in fair value	22,709	4,562	19,761
Balance, end of period	$ 189,935	$ 158,457	$ 146,248
Securities available for sale - Mortgage-backed - Non-Agency residential - fair value option			
Balance, beginning of period	$ 485,500	$ —	$ —
Purchases	—	483,906	—
Paydowns	(42,079)	—	—
Changes in fair value	(12,642)	1,594	—
Transfers out of Level 3	(430,779)	—	—
Balance, end of period	$ —	$ 485,500	$ —
Derivative assets - put options			
Balance, beginning of period	$ 18,654	$ —	$ —
Purchases	—	20,248	—
Changes in fair value	12,642	(1,594)	—
Balance, end of period	$ 31,296	$ 18,654	$ —
Derivative assets - interest rate floors			
Balance, beginning of period	$ 6,576	$ —	$ —
Purchases	—	6,576	—
Changes in fair value	(2,533)	—	—
Balance, end of period	$ 4,043	$ 6,576	$ —
Derivative assets - interest rate lock commitments			
Balance, beginning of period	$ 140	$ 28	$ 264
Gains/(losses) recognized	(110)	112	(236)
Balance, end of period	$ 30	$ 140	$ 28
Derivative liabilities - interest rate lock commitments			
Balance, beginning of period	$ 4	$ 23	$ 41
Gains/(losses) recognized	172	(19)	(18)
Balance, end of period	$ 176	4	$ 23

Two residential mortgage-backed, non-agency securities with a fair value of $430,779 as of December 31, 2024 were transferred from Level 3 to Level 2 because the valuation technique utilized contained more observable market data for the security.

Nonrecurring Measurements

The following table presents the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023:

Assets		Fair Value		Fair Value Measurements Using					
				Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
				(In thousands)					
December 31, 2024									
Collateral dependent loans	$	59,915	$	—	$	—	$	59,915	
Other real estate owned	$	7,313	$	—	$	—	$	7,313	
December 31, 2023									
Collateral dependent loans	$	47,026	$	—	$	—	$	47,026	

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized on the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Collateral Dependent Loans, Net of ACL-Loans

The estimated fair value of collateral dependent loans is based on the appraised fair value of the collateral, less estimated cost to sell. Collateral dependent loans are classified within Level 3 of the fair value hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying collateral-dependent loans are obtained when the loan is determined to be classified as substandard, collateral-dependent and subsequently as deemed necessary by the CCO's office. Appraisals and evaluations are reviewed for accuracy and consistency by the CCO's office. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the CCO's office by comparison to historical results.

Other Real Estate Owned

The estimated fair value of other real estate owned is usually based on the appraised fair value of the collateral or in certain circumstances on sales agreements, and in all cases net of estimated cost to sell. Other real estate owned is classified within Level 3 of the fair value hierarchy.

The Company considers the appraisal or evaluation as the starting point for determining fair value and then considers other factors and events in the environment that may affect the fair value. Appraisals of the collateral underlying other real estate owned are obtained when the loan is in the process of foreclosure and subsequently as deemed necessary by the CCO's office. Appraisals and evaluations are reviewed for accuracy and consistency by the CCO's office. Appraisers are selected from the list of approved appraisers maintained by management. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell if repayment or satisfaction of the loan is dependent on the sale of the collateral. These discounts and estimates are developed by the CCO's office by comparison to historical results.

Unobservable (Level 3) Inputs:

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements other than goodwill.

	Fair Value	Valuation Technique	Unobservable Inputs	Range	Weighted Average
			(In thousands)		
At December 31, 2024:					
Collateral dependent loans	$ 59,915	Market comparable properties	Marketability discount and costs to sell	0% - 90%	24%
Other real estate owned	$ 7,313	Market comparable properties	Marketability discount and costs to sell	0%	0%
Servicing rights - Multi-family	$ 146,483	Discounted cash flow	Discount rate	8% - 15%	9%
			Constant prepayment rate	0% - 100%	7%
			Earnings rate on escrows	3%	3%
Servicing rights - Single-family	$ 34,986	Discounted cash flow	Discount rate	10% - 11%	10%
			Constant prepayment rate	6% - 14%	7%
Servicing rights - Healthcare	$ 4,207	Discounted cash flow	Discount rate	13%	13%
			Constant prepayment rate	1% - 2%	1%
			Earnings rate on escrows	3%	3%
Servicing rights - SBA	$ 4,259	Discounted cash flow	Discount rate	16%	16%
			Constant prepayment rate	4% - 24%	14%
Derivative assets:					
Interest rate lock commitments	$ 30	Discounted cash flow	Loan closing rates	71% - 99%	87%
Put options	$ 31,296	Intrinsic value	Market credit spread	4%	4%
Interest rate floors	$ 4,043	Discounted cash flow	Discount rate	6%-8%	7%
Derivative liabilities - interest rate lock commitments	$ 176	Discounted cash flow	Loan closing rates	71% - 99%	87%
At December 31, 2023:					
Securities available for sale - Mortgage-backed - Non-Agency residential - fair value option	$ 485,500	Discounted cash flow	Market credit spread	2%	2%
Collateral dependent loans	$ 47,026	Market comparable properties	Marketability discount and costs to sell	0% - 100%	2%
Servicing rights - Multi-family	$ 122,218	Discounted cash flow	Discount rate	8% - 13%	9%
			Constant prepayment rate	0% - 50%	7%
			Earnings rate on escrows	4%	4%
Servicing rights - Single-family	$ 30,959	Discounted cash flow	Discount rate	10% - 11%	10%
			Constant prepayment rate	6% - 16%	7%
Servicing rights - SBA	$ 5,280	Discounted cash flow	Discount rate	16%	16%
			Constant prepayment rate	3% - 14%	9%
Derivative assets:					
Interest rate lock commitments	$ 140	Discounted cash flow	Loan closing rates	45% - 99%	78%
Put options	$ 18,654	Intrinsic value	Market credit spread	2%	2%
Interest rate floors	$ 6,576	Discounted cash flow	Discount rate	6% - 7%	7%
Derivative liabilities - interest rate lock commitments	$ 4	Discounted cash flow	Loan closing rates	45% - 99%	78%

Sensitivity of Significant Unobservable Inputs

The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement, and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Collateral Dependent Loans and Other Real Estate Owned

The significant unobservable inputs used in the fair value measurement of the Company's collateral dependent loans and other real estate owned is based on liquidation amounts of the underlying collateral using the most recently available appraisals with adjustments made for a marketability discount and costs to sell.

Servicing Rights

The significant unobservable inputs used in the fair value measurement of the Company's servicing rights are discount rates and constant prepayment rates. These two inputs can drive a significant amount of a market participant's valuation of servicing rights. Significant increases (decreases) in the discount rate or assumed constant prepayment rates used to value servicing rights would decrease (increase) the value derived.

Derivative Financial Instruments

The significant unobservable input used in the fair value measurement of certain put options include market credit spreads that can be impacted by market conditions and drive a significant amount of a market participant's valuation of the put option and its related security. The impact of changes to the unobservable inputs for the put option is mitigated by changes to the observable inputs for the related security, which are valued in opposite directions, so as to minimize the financial impact to the Company.

The significant unobservable input used in the fair value measurement of interest rate floor derivatives associated with certain securities available for sale and loans include the discount rate that can have a significant impact on the value of the derivative. Another variable that affects the floor value is the forward interest curve, which is observable, but changes with market conditions as interest rates and future interest rate expectations change.

Fair Value of Financial Instruments

The following table presents the carrying amount and estimated fair values of the Company's financial instruments not carried at fair value and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2024 and 2023.

	Carrying Value	Fair Value	Fair Value Measurements Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)		
December 31, 2024					
Financial assets:					
Cash and cash equivalents	$ 476,610	$ 476,610	$ 476,610	$ —	$ —
Securities purchased under agreements to resell	1,559	1,559	—	1,559	—
Securities held to maturity	1,664,686	1,664,674	—	538,871	1,125,803
FHLB stock and other equity securities	217,804	217,804	—	187,804	30,000
Loans held for sale	3,693,340	3,693,340	—	3,693,340	—
Loans receivable, net	10,354,002	10,297,439	—	—	10,297,439
Interest receivable	83,409	83,409	—	83,409	—
Financial liabilities:					
Deposits	11,919,976	11,923,961	8,001,487	3,922,474	—
Subordinated debt	71,800	71,800	—	71,800	—
FHLB advances	4,172,030	4,171,843	—	4,171,843	—
Other borrowing	57,934	57,934	—	57,934	—
Credit linked notes	84,358	84,357	—	84,357	—
Interest payable	34,475	34,475	—	34,475	—
December 31, 2023					
Financial assets:					
Cash and cash equivalents	$ 584,422	$ 584,422	$ 584,422	$ —	$ —
Securities purchased under agreements to resell	3,349	3,349	—	3,349	—
Securities held to maturity	1,204,217	1,203,535	—	484,288	719,247
FHLB stock	48,578	48,578	—	48,578	—
Loans held for sale	3,058,093	3,058,093	—	3,058,093	—
Loans receivable, net	10,127,801	10,088,468	—	—	10,088,468
Interest receivable	91,346	91,346	—	91,346	—
Financial liabilities:					
Deposits	14,061,460	14,062,457	8,894,058	5,168,399	—
Subordinated debt	64,922	64,922	—	64,922	—
FHLB advances	771,392	771,029	—	771,029	—
Other borrowing	7,934	7,934	—	7,934	—
Credit linked notes	119,879	119,878		119,878	
Interest payable	43,423	43,423	—	43,423	—

Note 17: Common Stock

Public Offerings of Common Stock:

On May 13, 2024, the Company issued 2,400,000 shares of the Company's common stock, without par value, at a public offering price of $43.00 per share in an underwritten public offering. The aggregate gross offering proceeds for the shares issued by the Company was $103.2 million, and after deducting underwriting discounts, commissions, and offering expenses of $5.5 million paid to third parties, the Company received total net proceeds of $97.7 million.

Note 18: Preferred Stock

Public Offerings of Preferred Stock:

Series A Preferred Stock – On March 28, 2019, the Company issued 2,000,000 shares of 7.00% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock, without par value, and with a liquidation preference of $25 per share. The aggregate gross offering proceeds for the shares issued by the Company was $50.0 million, and after deducting underwriting discounts and commissions and offering expenses of approximately $1.7 million paid to third parties, the Company received total net proceeds of $48.3 million. On April 12, 2019, the Company issued an additional 81,800 shares of Series A Preferred Stock to the underwriters related to their exercise of an option to purchase additional shares under the associated underwriting agreement, resulting in an additional $2.0 million in net proceeds, after deducting $41,000 in underwriting discounts.

The Company redeemed all outstanding shares of the Series A Preferred Stock on April 1, 2024 at a price equal to the liquidation preference of $25 per share, or $52.0 million, using cash on hand.

Series B Preferred Stock – On August 19, 2019, the Company issued 5,000,000 depositary shares, each representing a 1/40th interest in a share of its 6.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock, without par value, and with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). The aggregate gross offering proceeds for the shares issued by the Company was $125.0 million, and after deducting underwriting discounts and commissions and offering expenses of approximately $4.2 million paid to third parties, the Company received total net proceeds of $120.8 million.

The Series B Preferred Stock had no voting rights with respect to matters that generally require the approval of our common shareholders. Dividends on the Series B Preferred Stock, to the extent declared by the Company's board, were payable quarterly. The Company was able to redeem the Series B Preferred Stock, in whole or in part, at its option, on any dividend payment date on or after October 1, 2024, subject to the approval of the appropriate federal banking agency, at the liquidation preference, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

On October 1, 2024, the dividends on the Series B Preferred Stock started to accrue at a floating rate of 3-month SOFR plus 4.831% and were to reset quarterly. The rate was 9.42% for the three months ended December 31, 2024.

The Company redeemed all outstanding shares of the Series B Preferred Stock on January 2, 2025, at a price equal to the liquidation preference of $1,000 per share (equivalent to $25 per depositary share), or $125.0 million, using cash on hand. As of December 31, 2024, the cash to redeem the shares was delivered to the Company's transfer agent, resulting in a prepaid asset reported in other assets. As of the redemption date the Series B Preferred Stock did not have any accrued, but unpaid dividends.

Series C Preferred Stock – On March 23, 2021, the Company issued 6,000,000 depositary shares, each representing a 1/40th interest in a share of its 6.00% Fixed-to-Floating Rate Series C Non-Cumulative Perpetual Preferred Stock, without par value, and with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). The aggregate gross offering proceeds for the shares issued by the Company was $150.0 million, and after deducting underwriting discounts and commissions and offering expenses of approximately $5.1 million paid to third parties, the Company received total net proceeds of $144.9 million.

On May 6, 2021 the Company completed a private offering of 46,181 shares (1,847,233 depositary shares), which were also issued at a price of $25 per depositary share. The total capital raised from the private offering was $46.2 million, net of $23,000 in expenses.

The Series C Preferred Stock have no voting rights with respect to matters that generally require the approval of our common shareholders. Dividends on the Series C Preferred Stock, to the extent declared by the Company's board, are payable quarterly. The Company may redeem the Series C Preferred Stock, in whole or in part, at its option, on any dividend payment date on or after April 1, 2026, subject to the approval of the appropriate federal banking agency, at the liquidation preference, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Series D Preferred Stock – On September 27, 2022, the Company issued 5,200,000 depositary shares, each representing a 1/40th interest in a share of its 8.25% Fixed Rate Reset Series D Non-Cumulative Perpetual Preferred Stock, without par value, and with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). The aggregate gross offering proceeds for the shares issued by the Company was $130.0 million, and after deducting underwriting discounts and commissions and offering expenses of approximately $4.6 million paid to third parties, the Company received total net proceeds of $125.4 million. On September 30, 2022, the Company issued an additional 500,000 depositary shares of Series D Preferred Stock to the underwriters related to their exercise of an option to purchase additional shares under the associated underwriting agreement, resulting in an additional $12.1 million in net proceeds, after deducting $0.4 million in underwriting discounts.

The Series D Preferred Stock have no voting rights with respect to matters that generally require the approval of our common shareholders. Dividends on the Series D Preferred Stock, to the extent declared by the Company's board, are payable quarterly. The Company may redeem the Series D Preferred Stock, in whole or in part, at its option, on any dividend payment date on or after October 1, 2027, subject to the approval of the appropriate federal banking agency, at the liquidation preference, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Series E Preferred Stock – On November 25, 2024, the Company issued 9,200,000 depositary shares, each representing a 1/40th interest in a share of its 7.625% Fixed Rate Reset Series E Non-Cumulative Perpetual Preferred Stock, without par value, and with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share). The aggregate gross offering proceeds for the shares issued by the Company was $230.0 million, and after deducting underwriting discounts and commissions and offering expenses of approximately $7.3 million paid to third parties, the Company received total net proceeds of $222.7 million.

The Series E Preferred Stock have no voting rights with respect to matters that generally require the approval of our common shareholders. Dividends on the Series E Preferred Stock, to the extent declared by the Company's board, are payable quarterly. The Company may redeem the Series E Preferred Stock, in whole or in part, at its option, on any dividend payment date on or after January 1, 2030, subject to the approval of the appropriate federal banking agency, at the liquidation preference, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Note 19: Employee Benefits

The Company offers employees a 401(k) plan. Pursuant to the plan agreement, matching contributions were made equal to 100% of the employees' elective deferrals, which did not exceed 3% of the employees' compensation. In 2022, the Company began providing contributions to employee 401(k) plans, regardless of their participation levels. Employees generally receive 3% of their salary, with some executives subject to certain limitations. Employer contributions to the plans were $2.0 million, $1.9 million, and $1.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company established an ESOP effective as of January 1, 2020 to provide certain benefits for all employees who meet certain requirements. Expense recognized for the contribution to the ESOP totaled $1.2 million, $1.0 million and $860,000 for the years ended December 31, 2024, 2023, and 2022, respectively. The Company contributed 23,414 shares, 33,293 shares, and 20,709 shares to the ESOP for the years ended December 31, 2024, 2023, and 2022, respectively.

Note 20: Share-Based Payment Plans

Equity-based incentive awards for Company officers are currently issued pursuant to the 2017 Equity Incentive Plan. Additionally, the Compensation Committee of the Board of Directors approved a plan during 2018 for non-executive directors to receive a portion of their annual retainer fees in the form of shares of common stock. In November 2023, the Board of Directors amended the plan for nonexecutive directors to receive a portion of their annual fees, issued quarterly, in the form of restricted common stock equal to $70,000 per member, rounded up to the nearest whole share, to be effective as of January 1, 2024.

The following chart provides equity-based incentive awards and Board of Directors fees paid in shares for the years ended December 31, 2024, 2023, and 2022.

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands, except share data)		
Equity-based incentive awards to Company officers:			
Shares issued	88,658	84,335	64,962
Expenses recognized	$ 3,274	$ 2,671	$ 1,870
Unvested shares awarded	253,816	256,192	280,974
Unrecognized compensation costs	$ 7,122	$ 6,801	$ 5,817
Equity-based retainer fees to non-executive Board of Directors:			
Shares issued	12,166	12,173	12,443
Expenses recognized	$ 491	$ 351	$ 325

The Company established an ESOP in 2020 to provide shares of stock for all employees who meet certain requirements. Additional details on these benefits were provided in *Note 19: Employee Benefits*.

Note 21: Income Taxes

The provision for income taxes includes these components for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Income tax expense			
Current tax payable			
Federal	$ 78,386	$ 72,537	$ 51,306
State	19,240	(1,422)	15,384
Deferred tax payable			
Federal	3,666	(503)	4,237
State	964	(1,939)	494
Income tax expense	$ 102,256	$ 68,673	$ 71,421
Effective tax rate	24.2 %	19.7 %	24.5 %

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense for the years ended December 31, 2024, 2023, and 2022, is shown below:

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Computed at the statutory rate -21%	$ 88,755	$ 73,061	$ 61,140
Increase/(decrease) resulting from			
State income taxes	15,960	(2,655)	12,544
Tax Credits net of related amortization	(584)	(467)	57
Other	(1,875)	(1,266)	(2,320)
Actual tax expense	$ 102,256	$ 68,673	$ 71,421

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

	December 31,	
	2024	2023
	(In thousands)	
Deferred tax assets		
Allowance for credit losses on loans	$ 23,880	$ 20,572
Unrealized loss on securities available for sale	42	779
Other	5,532	4,727
Total assets	29,454	26,078
Deferred tax liabilities		
Depreciation	(2,532)	(2,779)
Intangible assets	(391)	(385)
Servicing rights	(44,854)	(37,290)
Limited partnership investments	(4,575)	(2,018)
State tax receivable	(110)	(1,711)
Derivative assets	(967)	(1,573)
Other	(1,314)	(245)
Total liabilities	(54,743)	(46,001)
Net deferred tax liability	$ (25,289)	$ (19,923)

Note 22: Earnings Per Share

Earnings per share were computed as follows for years ended December 31, 2024, 2023, and 2022.

	Year Ended December 31,								
	2024			2023			2022		
	Net Income	Weighted-Average Shares	Per Share Amount	Net Income	Weighted-Average Shares	Per Share Amount	Net Income	Weighted-Average Shares	Per Share Amount
	(In thousands, except share data)								
Net income	$ 320,386			$ 279,234			$ 219,721		
Dividends on preferred stock	(34,909)			(34,670)			(25,983)		
Preferred stock redemption	(1,823)			—			—		
Net income allocated to common shareholders	$ 283,654			$ 244,564			$ 193,738		
Basic earnings per share		44,855,100	$ 6.32		43,224,042	$ 5.66		43,164,477	$ 4.49
Effect of dilutive securities—restricted stock awards		149,686			121,757			152,427	
Diluted earnings per share		45,004,786	$ 6.30		43,345,799	$ 5.64		43,316,904	$ 4.47

Note 23: Segment Information

For the year ended December 31, 2024, the Company adopted ASU 2023-07 - *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* that require disclosures to include additional details on reportable segments so financial statement users may better understand an entity's overall performance and assist in assessing potential future cash flows. The new guidance requires public entities to present information regarding significant segment expenses that are regularly provided to the CODM as well as details regarding segment's profit and loss. The update did not have a material impact on the Company's financial position or results of operations but did require the expansion of the segment disclosures below.

The Company's three reportable business segments are defined as Multi-family Mortgage Banking, Mortgage Warehousing, and Banking. The reportable business segments are consistent with the internal reporting and evaluation of the principal lines of business of the Company. The Multi-family Mortgage Banking segment originates and services government sponsored mortgages for multi-family and healthcare facilities. It is also a fully integrated syndicator of low-income housing tax credit and debt funds. The Mortgage Warehousing segment funds agency eligible residential loans from the date of origination or purchase, until the date of sale in the secondary market, as well as commercial loans to non-depository financial institutions. The Banking segment provides a wide range of financial products and services to consumers and businesses, including retail banking, commercial lending, agricultural lending, retail and correspondent residential mortgage banking, and SBA lending. The Other segment includes general and administrative expenses that provide services to all segments; internal funds transfer pricing offsets resulting from allocations to/from the other segments, certain elimination entries and investments in qualified affordable housing limited partnerships or LLCs and certain debt funds. All operations are domestic.

Our segments diversify the net income of Merchants Bank and provide synergies across the segments. Strategic opportunities come from MCC and MCS, where loans are funded by the Banking segment and the Banking segment provides Ginnie Mae custodial services to MCC and MCS. Low-income tax credit syndication and debt fund offerings complement the lending activities of new and existing multi-family mortgage customers. The securities available for sale and held to maturity funded by MCC custodial deposits or purchases of securitized loans originated by MCC are pledged to the FHLB to provide advance capacity during periods of high residential loan volume for Mortgage Warehousing. Mortgage Warehousing provides leads to Correspondent Lending in the Banking segment. Retail and commercial customers provide cross selling opportunities within the Banking segment. Merchants Mortgage is a risk mitigant to Mortgage Warehousing because it provides us with a ready platform to sell or refinance the underlying collateral to secure repayment. These and other synergies form a part of our strategic plan.

The reportable business segments are strategic business units that offer distinct, but complimentary, products and services. Due to the specialized nature of each segment and different resource requirements, they are managed separately. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. See *Note 1: Nature of Operations and Summary of Significant Accounting Policies* for more details.

The Company's chief operating decision maker is the president and chief operating officer. The chief operating decision maker evaluates performance for all reportable segments based on both net interest income, noninterest income, noninterest expense, and net income (loss). The chief operating decision maker uses the above-mentioned metrics along with total assets in deciding how to allocate capital and both human and financial resources among the segments.

The tables below present selected business segment financial information for the years ended December 31, 2024, 2023, and 2022.

	Multi-family Mortgage Banking	Mortgage Warehousing	Banking	Other	Total
			(In thousands)		
Year Ended December 31, 2024					
Interest income	$ 5,239	$ 391,743	$ 891,490	$ 14,248	$ 1,302,720
Interest expense	80	262,149	521,030	(3,159)	780,100
Net interest income	5,159	129,594	370,460	17,407	522,620
Provision for credit losses	(1,003)	1,466	23,815	—	24,278
Net interest income after provision for credit losses	6,162	128,128	346,645	17,407	498,342
Noninterest income	168,028	3,016	(8,523)	(14,409)	148,112
Noninterest expense	97,913	21,933	62,667	41,299	223,812
Income (loss) before income taxes	76,277	109,211	275,455	(38,301)	422,642
Income taxes	20,380	26,409	65,382	(9,915)	102,256
Net income (loss)	$ 55,897	$ 82,802	$ 210,073	$ (28,386)	$ 320,386
Total assets	$ 479,099	$ 6,000,624	$ 11,761,202	$ 564,807	$ 18,805,732
Significant non-cash items:					
Included in other noninterest income:					
Servicing rights fair value adjustments	$ 20,487	$ —	$ 2,222	$ —	$ 22,709
Derivative fair value adjustments	—	(2,533)	—	—	(2,533)

	Multi-family Mortgage Banking	Mortgage Warehousing	Banking	Other	Total
			(In thousands)		
Year Ended December 31, 2023					
Interest income	$ 5,718	$ 276,366	$ 789,399	$ 6,315	$ 1,077,798
Interest expense	52	184,486	451,952	(6,763)	629,727
Net interest income	5,666	91,880	337,447	13,078	448,071
Provision for credit losses	—	2,782	37,449	—	40,231
Net interest income after provision for credit losses	5,666	89,098	299,998	13,078	407,840
Noninterest income	123,980	14,315	(12,527)	(11,100)	114,668
Noninterest expense	83,862	14,003	42,811	33,925	174,601
Income (loss) before income taxes	45,784	89,410	244,660	(31,947)	347,907
Income taxes	9,311	15,885	50,262	(6,785)	68,673
Net income (loss)	$ 36,473	$ 73,525	$ 194,398	$ (25,162)	$ 279,234
Total assets	$ 411,097	$ 4,522,175	$ 11,760,943	$ 258,301	$ 16,952,516
Significant non-cash items:					
Included in other noninterest income:					
Servicing rights fair value adjustments	$ 3,874	$ —	$ 688	$ —	$ 4,562
Derivative fair value adjustments	—	6,576	—	—	6,576

Notes to Consolidated Financial Statements

	Multi-family Mortgage Banking	Mortgage Warehousing	Banking	Other	Total
			(In thousands)		
Year Ended December 31, 2022					
Interest income	$ 2,239	$ 115,870	$ 354,482	$ 8,242	$ 480,833
Interest expense	—	48,079	117,284	(3,081)	162,282
Net interest income	2,239	67,791	237,198	11,323	318,551
Provision for credit losses	1,153	37	16,105	—	17,295
Net interest income after provision for credit losses	1,086	67,754	221,093	11,323	301,256
Noninterest income	155,883	5,400	(26,177)	(9,170)	125,936
Noninterest expense	82,213	10,420	18,303	25,114	136,050
Income (loss) before income taxes	74,756	62,734	176,613	(22,961)	291,142
Income taxes	20,114	14,130	42,392	(5,215)	71,421
Net income (loss)	$ 54,642	$ 48,604	$ 134,221	$ (17,746)	$ 219,721
Total assets	$ 351,274	$ 2,519,810	$ 9,587,544	$ 156,599	$ 12,615,227
Significant non-cash items:					
Included in other noninterest income:					
Servicing rights fair value adjustments	$ 13,962	$ —	$ 5,799	$ —	$ 19,761

Note 24: Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information of the Company as to financial position as of December 31, 2024 and 2023, and results of operations and cash flows for the years ended December 31, 2024, 2023, and 2022.

Condensed Balance Sheets

	December 31,	
	2024	2023
	(In thousands)	
Assets		
Cash and cash equivalents	$ 55,829	$ 42,810
Other equity securities	30,000	—
Investment in joint ventures	27,638	30,225
Investment in subsidiaries	2,077,085	1,696,000
Other assets	128,591	197
Total assets	$ 2,319,143	$ 1,769,232
Liabilities		
Subordinated debt	$ 71,800	$ 64,922
Unfunded commitments to joint ventures	2,752	2,752
Other liabilities	1,281	474
Total liabilities	75,833	68,148
Shareholders' Equity	2,243,310	1,701,084
Total liabilities and shareholders' equity	$ 2,319,143	$ 1,769,232

Merchants Bancorp

Notes to Consolidated Financial Statements

Condensed Statements of Income and Comprehensive Income

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Income			
Dividends and return of capital from subsidiaries	$ 124,864	$ 53,006	$ 39,775
Other Income	3,956	3,488	2,523
Total income	128,820	56,494	42,298
Expenses			
Interest expense	10,849	4,323	4,333
Salaries and employee benefits	410	1,012	690
Professional fees	681	481	423
Other	1,223	898	829
Total expense	13,163	6,714	6,275
Income Before Income Tax and Equity in Undistributed Income of Subsidiaries	115,657	49,780	36,023
Income Tax Benefit	(2,277)	(582)	(698)
Income Before Equity in Undistributed Income of Subsidiaries	117,934	50,362	36,721
Equity in Undistributed Income of Subsidiaries	202,452	228,872	183,000
Net Income	$ 320,386	$ 279,234	$ 219,721
Comprehensive Income	$ 322,741	$ 287,267	$ 210,654

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Operating Activities			
Net income	$ 320,386	$ 279,234	$ 219,721
Adjustments to reconcile net income to net cash used in operating activities:			
Equity in undistributed earnings from subsidiaries and other operating activities	(205,422)	(229,428)	(181,263)
Net cash provided by operating activities	114,964	49,806	38,458
Investing Activities			
Contributed capital to subsidiaries	(225,295)	(43,922)	(110,000)
Purchase of equity securities	(30,000)	—	—
Purchase of limited partnership interests or LLC's	(3,038)	(769)	(8,746)
Return of capital from subsidiaries	49,017	—	—
Other investing activity	8,301	554	—
Net cash used in investing activities	(201,015)	(44,137)	(118,746)
Financing Activities			
Proceeds from notes payable	6,878	64,922	4,000
Repayment of notes payable	—	(21,000)	—
Dividends paid	(51,167)	(48,506)	(38,067)
Proceeds from issuance of common stock	97,655	—	—
Proceeds from issuance of preferred stock	222,748	—	137,459
Redemption of preferred stock	(52,044)	—	—
Funds disbursed for future redemption of Series B preferred stock	(125,000)	—	—
Repurchase of common stock	—	—	(3,935)
Net cash provided by (used in) financing activities	99,070	(4,584)	99,457
Net Change in Cash and Due From Banks	13,019	1,085	19,169
Cash and Due From Banks at Beginning of Year	42,810	41,725	22,556
Cash and Due From Banks at End of Year	$ 55,829	$ 42,810	$ 41,725
Additional Cash Flows Information:			
Payable for limited partnership interest or LLC's	$ —	$ 2,752	$ 3,521

Note 25: Regulatory Matters

The Company, Merchants Bank, and FMBI (prior to the January 26, 2024 sale of its branches and the merger of its remaining charter into Merchants Bank) are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by federal and state banking regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Merchants Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Merchants Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Merchants Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, and other factors. Furthermore, the Company's and Merchants Bank's regulators could require adjustments to regulatory capital not reflected in these financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Merchants Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2024 and December 31, 2023, that the Company and Merchants Bank met all capital adequacy requirements.

As of December 31, 2024 and December 31, 2023, the most recent notifications from the Federal Reserve categorized the Company as well capitalized and most recent notifications from the FDIC categorized Merchants Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's or Merchants Bank's category.

FMBI was subject to these same requirements and guidelines prior to the sale of its branches and the merger of its remaining charter into Merchants Bank in January 2024. As of December 31, 2023, FMBI met all capital adequacy requirements (as set forth in the table below). The FDIC categorized FMBI as well capitalized at that time and there are no conditions or events since that notification that management believes would have changed that category.

The Company's, Merchants Bank's, and FMBI's actual capital amounts and ratios are presented in the following tables.

	Actual		Minimum Amount to be Well Capitalized with Basel III Buffer[1]		Minimum Amount To Be Well Capitalized[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2024						
Total capital[1] (to risk-weighted assets)						
Company	$ 2,334,479	13.9 %	$ 1,767,835	10.5 %	$ —	N/A %
Merchants Bank	2,165,193	12.9 %	1,763,982	10.5 %	1,679,983	10.0 %
Tier I capital[1] (to risk-weighted assets)						
Company	2,234,658	13.3 %	1,431,105	8.5 %	—	N/A %
Merchants Bank	2,065,372	12.3 %	1,427,985	8.5 %	1,343,986	8.0 %
Common Equity Tier I capital[1] (to risk-weighted assets)						
Company	1,562,524	9.3 %	1,178,557	7.0 %	—	N/A %
Merchants Bank	2,065,372	12.3 %	1,175,988	7.0 %	1,091,989	6.5 %
Tier I capital[1] (to average assets)						
Company	2,234,658	12.1 %	925,180	5.0 %	—	N/A %
Merchants Bank	2,065,372	11.2 %	922,006	5.0 %	922,006	5.0 %

(1) As defined by regulatory agencies.

	Actual		Minimum Amount to be Well Capitalized with Basel III Buffer[1]		Minimum Amount To Be Well Capitalized[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2023						
Total capital[1] (to risk-weighted assets)						
Company	$ 1,772,195	11.6 %	$ 1,598,260	10.5 %	$ —	N/A %
Merchants Bank	1,724,505	11.5 %	1,577,434	10.5 %	1,502,318	10.0 %
FMBI	40,613	21.1 %	20,209	10.5 %	19,247	10.0 %
Tier I capital[1] (to risk-weighted assets)						
Company	1,686,202	11.1 %	1,293,830	8.5 %	—	N/A %
Merchants Bank	1,639,171	10.9 %	1,276,970	8.5 %	1,201,854	8.0 %
FMBI	39,953	20.8 %	16,360	8.5 %	15,398	8.0 %
Common Equity Tier I capital[1] (to risk-weighted assets)						
Company	1,186,594	7.8 %	1,065,507	7.0 %	—	N/A %
Merchants Bank	1,639,171	10.9 %	1,051,623	7.0 %	976,507	6.5 %
FMBI	39,953	20.8 %	13,473	7.0 %	12,511	6.5 %
Tier I capital[1] (to average assets)						
Company	1,686,202	10.1 %	832,706	5.0 %	—	N/A %
Merchants Bank	1,639,171	10.1 %	815,191	5.0 %	815,191	5.0 %
FMBI	39,953	11.5 %	17,391	5.0 %	17,391	5.0 %

(1) As defined by regulatory agencies.

The Company's principal source of funds for dividend payments to shareholders is dividends received from Merchants Bank and FMBI (prior to the January 26, 2024 sale of its branches and the merger of its remaining charter into Merchants Bank). Banking statutes and regulations limit the maximum amount of dividends that a bank may pay without requesting prior approval of regulatory agencies. Under Indiana law, Merchants Bank may not pay a dividend if such dividend would be greater than retained net income (as defined) for the current year plus those for the previous two years, subject to the capital requirements described above. Under Illinois law, FMBI may not pay dividends in an amount greater than its current net profits after deducting losses and bad debts out of undivided profits provided that its surplus equals or exceeds its capital. At December 31, 2024, the amount available, without prior regulatory approval, for dividends which could be paid by Merchants Bank to the Company was $600.1 million.

Note 26: Commitments, Credit Risk, and Contingencies

Financial Instruments

Merchants offers certain financial instruments, including commitments with contracts that contain credit risk to the Company and others that are subject to certain performance criteria by the client and or cancellation by the Company. Such commitments were as follows at December 31, 2024 and 2023:

	December 31,		
	2024		**2023**
	(In thousands)		
Commitments subject to credit risk:			
Commitments to extend credit	$ 4,348,628	$	3,693,099
Standby letters of credit	204,745		129,655
Unfunded warehouse repurchase agreements and other (not cancellable)	108,532		135,819
Total commitments subject to credit risk	$ 4,661,905	$	3,958,573
Commitments subject to certain performance criteria and cancellation:			
Outstanding commitments to originate loans	$ 740,886	$	692,582
Unfunded construction draws	281,152		266,369
Unfunded warehouse repurchase agreements and other (cancellable)	2,681,313		2,783,916
Total commitments subject to certain performance criteria and cancellation	$ 3,703,351	$	3,742,867

Included in the chart above are the following commitments that are subject to credit risk:

Commitments to extend credit. These are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit. These instruments are irrevocable, conditional commitments issued by the Company or by another party on behalf of the Company, for a fee, to guarantee the performance of a customer to a third party and they generally have fixed expiration dates or other termination clauses. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers. The Company's policy for obtaining collateral and/or guarantees and the nature thereof is generally the same as that involved extending commitments to its customers. The Company has not been required to fund nor has it incurred any losses on any standby letter of credit commitment during the years ended December 31, 2024, 2023, and 2022.

Unfunded warehouse repurchase agreements and other lines of credit. Through the Mortgage Warehousing segment, the Company has repurchase agreements with its non-depository financial institution customers engaged in mortgage lending. Funds drawn on the warehouse repurchase agreements are used by the borrowers to fund the loans they originate. The customers' loans must meet certain credit and underwriting criteria before the Company will fund the draw requests on the repurchase agreements, and the draw requests can be denied by the Company. The majority of the warehouse repurchase agreements are unconditionally cancellable by the Company, but some are subject to cancellation.

Included in the chart above are the following commitments that are subject to certain performance criteria and can be denied by the Company:

Outstanding commitments to originate loans. The Company has entered into lending commitments with customers who have applied for loans that are awaiting closing. The customers must meet certain credit and underwriting criteria before the Company is required to fund the loans. Closing and funding of the majority of these loans is contingent upon various performance criteria by the potential borrower and the commitment may be rescinded by the Company. The Company may also enter into a corresponding sales commitment if it is the Company's intent to close the loan and to sell the loan after closing.

Unfunded construction draws. Through the Multi-family Mortgage Banking segment, the Company has made commitments to fund certain FHA insured construction loans that are drawn upon throughout the construction period. These commitments are subject to certain performance criteria and inspections throughout the project, and funding can be denied by the Company. As construction draws are disbursed, the amounts are securitized and sold to Ginnie Mae, and the Company continues to service the loans.

Allowance for credit losses – off-balance sheet credit exposures (ACL-OBCE)

The ACL-OBCE is a liability account representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from contractual obligations to extend credit such as those included in the categories above. No allowance is recognized if there is an unconditional right to cancel the obligation. The amount of the allowance represents management's best estimate of expected credit losses on unfunded commitments expected to be funded over the contractual life of the commitment. The ACL-OBCE is adjusted through the statement of income as a component of provision for credit loss.

Risk-Sharing Arrangements

As a Fannie Mae multi-family lender, Merchants assumes a limited portion of the risk of loss during the remaining term on each commercial mortgage loan that is sold to Fannie Mae. Under this loss sharing agreement, Merchants bears a risk of up to one-third of incurred losses resulting from borrower defaults. Accordingly, Merchants maintained a reserve liability for this risk-sharing obligation of $1.5 million at December 31, 2024 and $0.8 million at December 31, 2023. There have been no loans in default during the years ended December 31, 2024, 2023, and 2022.

Repurchase Obligations

Certain single-family loans sold to Fannie Mae or Freddie Mac may require the Company to repurchase loans if it is determined that the Company did not adhere to underwriting guidelines required by these government-sponsored entities. There was a reserve for potential obligations in other liabilities on the balance sheet for $1.1 million and $1.0 million at December 2024 and 2023, respectively.

Indemnification Agreements

As part of a Freddie Mac Q-Series Securitization transaction occurring in 2022, the Company established reserve liabilities in other liabilities on the balance sheet related to an indemnification agreement for potential loan losses. The Company established a reserve for contingent financial guarantees, which had a balance of $0.8 million and $1.2 million for December 31, 2024 and 2023, respectively. The Company also established a non-contingent stand-by reserve, which had a balance of $1.8 million and $2.5 million for December 31, 2024 and 2023, respectively. See *Note 5: Loans and Allowance for Credit Losses on Loans* for additional information on this transaction.

Unconditional Investment Obligations

The Company is contractually obligated to provide additional capital funding to certain investments in LIHTC limited partnerships and LLCs. There was an unfunded liability for these investments of $93.9 million and $61.4 million at December 31, 2024 and 2023, respectively. Additionally, the Company had an unfunded liability to invest in debt fund joint ventures for $3.8 million and $4.0 million at December 31, 2024 and 2023, respectively. Both liability accounts are recorded in other liabilities on balance sheet. See *Note 11: Other Assets and Receivables* for additional information on these investments and joint ventures.

Other

The Company and its subsidiaries can be parties to various claims and proceedings arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings and claims will not be material to the Company's consolidated financial position or results of operations.

Note 27: Related Party Transactions

The Company has entered into transactions with certain directors, executive officers, and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to directors, executive officers and their affiliates was not greater than 5% of the Company's shareholders' equity at December 31, 2024 and 2023.

Legal Services

The Company retained a law firm of which a Board member of Merchants Bank is a partner. Services rendered are primarily related to documentation of current loan originations, and loan collections from Merchants Bank's borrowers. Fees paid to the law firm, both directly and indirectly, totaled $4.0 million, $9.4 million, and $9.4 million for the years ended December 31, 2024, 2023, and 2022 respectively.

Speaking Engagements

The Company made payments to a Board member of Merchants Bank during 2023 for speaking engagements at corporate events. Fees paid to the Board member totaled $0, $30,000, and $0 for the years ended December 31, 2024, 2023 and 2022, respectively.

Corporate Travel

The Company made payments to a company that is owned by a Board member and executive of Merchants Bank. Payments were made for charter flights taken during 2024 and 2023 as part of corporate travel expenses. Payments made to the company totaled $104,000, $62,000, and $0 for the years ended December 31, 2024, 2023, and 2022, respectively.

Investments

Investments in a Senior Housing and Healthcare Entity

The Company holds a 30% ownership in an LLC that provides funding to the senior housing and healthcare sectors that is accounted for using the equity method of accounting. Transactions with this entity are included in the chart below.

Merchants Bancorp

Notes to Consolidated Financial Statements

Investments in Low-Income Housing Tax Credit Syndications

In 2020 the Company launched a low-income housing tax credit syndication business through one of its subsidiaries and serves as a general partner, limited partner, or managing member. This business is generally funded through capital investments from external investors and in some cases by Merchants Bank, in the form of limited partnership or managing member interests, and bridge loans. Merchants Bank also serves as a warehouse to fund certain low-income housing tax credit projects until they are sold into the syndicated funds. Due to the short time between purchase and sale, no gains or losses were recognized on the sales during 2024, 2023 or 2022. Transactions with these entities are included in the chart below.

Investments in Debt Financing Entities

The Company has invested in single-family, multi-family, and healthcare debt financing entities (debt funds) through its subsidiaries. This business is funded through capital investments from external investors and by the Company, in the form of limited partnership interests. The Company also serves as a warehouse to acquire certain loans until they are sold into the debt funds. Transactions with these entities are included in the chart below.

The table below provides a summary of the transactions with related entities for which the Company holds an ownership investment. Additional information regarding these investments is provided in *Note 12: Variable Interest Entities*.

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Investments in Senior Housing and Healthcare Entity			
Origination fees received from borrowers referred by the LLC	$ 26,287	$ 12,669	$ 24,830
Fees paid to LLC for loans referred and originated	(20,882)	(9,866)	(17,145)
Servicing income received for loans referred by the LLC	841	561	417
Servicing income participation paid to LLC	(428)	(281)	(209)
Income from investment in LLC	3,536	1,612	4,129
Distributions received from LLC	1,153	993	3,795
Interest income paid to LLC for loans originated and referred by the LLC	(2,158)	(3,587)	(6,725)
Investments in LIHTC Syndications			
Interest income, financing [1] and other fees received from syndicated funds	$ 31,683	$ 16,592	$ 11,012
Loans and other receivables outstanding, net of participations sold, to syndicated funds	334,536	127,449	49,004
Investments in Debt Financing Entities			
Income from investments, servicing, interest income, and management of debt funds	$ 53,274	$ 29,992	$ 4,642
Distributions received from debt funds	8,871	890	512
Loans outstanding, net of participations sold, to debt funds	133,044	108,055	35,732
Loans sold to debt funds	98,184	102,336	884,247
Gains (losses) recognized on loans sold to debt funds	—	(263)	—
Carrying value, at year-end, of securities held-to-maturity purchased from debt funds	526,242	472,539	248,366

(1) Financing fees, net of costs to originate, are deferred and recognized in income over the life of the loan.

Note 28: Subsequent Events

The Company redeemed all outstanding shares of the Series B Preferred Stock on January 2, 2025, at a price equal to the liquidation preference of $1,000 per share (equivalent to $25 per depositary share), or $125.0 million, using cash on hand. As of December 31, 2024, the cash to redeem the shares was delivered to the Company's transfer agent, resulting in a prepaid asset reported in other assets. As of the redemption date the Series B Preferred Stock did not have any accrued, but unpaid dividends.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on their evaluation of the Company's disclosure controls and procedures which took place as of December 31, 2024, the Chairman/CEO and CFO believe that these controls and procedures are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Based on the evaluation of the Company's disclosure controls and procedures by the Chairman/CEO and CFO; no changes occurred during the fiscal quarter ended December 31, 2024 in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The management of Merchants Bancorp (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chairman/CEO and CFO, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. This process includes those policies and procedures that:

- Pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that transactions of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Because of the inherent limitations, any system of internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2024, based on the control criteria established in a report entitled *Internal Control – Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, we have concluded that the Company's internal control over financial reporting is effective as of December 31, 2024.

Forvis Mazars, LLP, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has also audited the Company's internal control over financial reporting as of December 31, 2024. Their report expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
Merchants Bancorp
Carmel, Indiana

Opinion on the Internal Control over Financial Reporting

We have audited Merchants Bancorp's (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and our report dated February 28, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

Indianapolis, Indiana
February 28, 2025

Item 9B. Other Information.

Rule 10b5-1 Trading Plans

During the year ended December 31, 2024, Scott A. Evans, a director and the Richmond Market President and Chief Operating Officer of Merchants Bank, adopted a stock trading plan on August 7, 2024 intended to satisfy the affirmative defense of Rule 10b5-1(c), pursuant to which he may sell up to 25,000 shares of our common stock prior to March 13, 2025. On January 29, 2025 Mr. Evans sold all 25,000 shares of our common stock at a price of $43.10.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 will be in the proxy statement for the 2025 annual meeting of shareholders (the "2025 Proxy Statement") that will be filed within 120 days after December 31, 2024, which is incorporated by reference.

We have adopted a Code of Conduct that applies to directors, officers, and all other employees including our principal executive officer, principal financial officer and principal accounting officer. The text of the Code of Conduct is available on our website at www.merchantsbancorp.com, under the "Corporate Profile" section, or in print to any shareholder who requests it. We intend to post information regarding any amendments to, or waivers from, our Code of Conduct on our website.

We have adopted an Insider Trading Policy applicable to us and our directors, officers, and employees governing the purchase, sale, and other dispositions of our securities. We believe that the Insider Trading Policy is reasonably designed to promote compliance with the insider trading laws, rules and regulations, and listing standards applicable to us. The Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by Item 11 will be in the 2025 Proxy Statement, which is incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by Item 12 will be in the 2025 Proxy Statement, which is incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 will be in the 2025 Proxy Statement, which is incorporated by reference.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 will be in the 2025 Proxy Statement, which is incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)   (1) and (2) Financial Statements and Financial Statement Schedules.

The consolidated financial statements and financial statement schedules required to be filed in this Form 10-K are included in Part II, Item 8.

(a)   (3) Exhibits Required by Item 601 of Regulation S-K.

Exhibit Number	Description
3.1	Second Amended and Restated Articles of Incorporation of Merchants Bancorp (incorporated by reference to Exhibit 3.1 of Form 8-K, filed on May 24, 2022).
3.2	Articles of Amendment to the Second Amended and Restated Articles of Incorporation dated September 27, 2022 designating the 8.25% Fixed Rate Reset Series D Non-Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 3.2 of Form 8-A filed on September 27, 2022).
3.3	Articles of Amendment to the Second Amended and Restated Articles of Incorporation dated November 25, 2024 designating the 7.625% Fixed Rate Series E Non-Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 3.2 of Form 8-A filed on November 25, 2024).
3.4	Second Amended and Restated By-Laws of Merchants Bancorp (incorporated by reference to Exhibit 3.1 of Form 8-K, filed on November 20, 2017).
4	Description of Registered Securities of Merchants Bancorp.
10.1*	Description of Incentive Plans for Michael F. Petrie, Chairman and CEO of Merchants Bancorp, Michael Dury, CEO of Merchants Capital Corp., and Michael J. Dunlap, Director, President and Chief Operating Officer of Merchants Bancorp and CEO of Merchants Bank (incorporated by reference Item 5.02 of Form 8-K, filed on January 23, 2020).
10.2*	Description of Incentive Plan for Scott A. Evans, Director of Merchants Bancorp, and President and Co-Chief Operating Officer of Merchants Bank (incorporated by reference to Exhibit 10.2 of Form 10-K, filed on March 16, 2020).
10.3*	First Amended and Restated Employment Agreement by and between Merchants Capital Corp. and Michael R. Dury dated as of January 1, 2021 (incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 22, 2021).
10.4*	Merchants Bancorp 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 of Form S-1, filed on September 25, 2017).
	(a) Form of Award Agreement for Non-Qualified Stock Options under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on February 22, 2018).
	(b) Form of Award Agreement for Incentive Stock Options under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of Form 8-K, filed on February 22, 2018).
	(c) Form of Award Agreement for Restricted Stock Unit Awards under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of Form 8-K, filed on February 22, 2018).
	(d) Form of Award Agreement for Restricted Stock Awards under the 2017 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of Form 8-K, filed on February 22, 2018).
10.5*	Form of Change of Control Agreement entered into by Merchants Bancorp and each of Michael J. Dunlap, Scott A. Evans, Michael R. Dury, and John F. Macke (incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 23, 2020).
19	Merchants Bancorp Insider Trading Policy.
21	Subsidiaries of Merchants Bancorp.
23	Consent of Forvis Mazars, LLP.
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32   Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97   Merchants Bancorp Clawback Policy.

101.INS   XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH   XBRL Taxonomy Extension Schema Document

101.CAL   XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   XBRL Taxonomy Extension Label Linkbase Document

101.PRE   XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File – The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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*   Management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCHANTS BANCORP

By: /s/ Michael F. Petrie
Michael F. Petrie
Chairman and Chief Executive Officer

Date: February 28, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael F. Petrie Michael F. Petrie	Director (Chairman); Chief Executive Officer (Principal Executive Officer)	February 28, 2025
/s/ Sean A. Sievers Sean A. Sievers	Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2025
/s/ Randall D. Rogers Randall D. Rogers	Director	February 28, 2025
/s/ Michael J. Dunlap Michael J. Dunlap	Director	February 28, 2025
/s/ Scott A. Evans Scott A. Evans	Director	February 28, 2025
/s/ Sue Anne Gilroy Sue Anne Gilroy	Director	February 28, 2025
/s/ Andrew A. Juster Andrew A. Juster	Director	February 28, 2025
/s/ Patrick D. O'Brien Patrick D. O'Brien	Director	February 28, 2025
/s/ Anne E. Sellers Anne E. Sellers	Director	February 28, 2025
/s/ David N. Shane David N. Shane	Director	February 28, 2025
/s/ Tamika D. Catchings Tamika D. Catchings	Director	February 28, 2025
/s/ Thomas W. Dinwiddie Thomas W. Dinwiddie	Director	February 28, 2025